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CARREKER

2002 ANNUAL REPORT

OUR LEGACY. OUR FUTURE.

KNOWLEDGE > INNOVATION > TECHNOLOGY > RELATIONSHIPS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-24201

CARREKER CORPORATION

(Exact name of registrant as specified in its charter)

75-1622836 (I.R.S. Employer Identification No.)	Delaware (State or other jurisdiction of incorporation or organization)
4055 Valley View Lane #1000 Dallas, Texas 75244 (Address of principal executive offices)	75244 (Zip Code)

Registrant's telephone number, including area code: (972) 458-1981

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, par value $0.01 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value on July 31, 2002 of the voting and non-voting common equity held by non-affiliates of the registrant was $160,656,532.

Number of shares of registrant's Common Stock, par value $0.01 per share, outstanding as of April 11, 2003: 23,547,326

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the registrant's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

Index

PART I

Item 1. Business.

Unless the context otherwise requires, the term "we," "us," "our," "Company," "Carreker," or "Carreker Corporation" when used in this Form 10-K ("Report") and in the Annual Report to the Stockholders refers to Carreker Corporation, a Delaware corporation organized in 1998, and its consolidated subsidiaries and predecessors. Our Internet Website address is www.Carreker.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, on our Internet Website under "Investor Relations (IR)—SEC Filings" as soon as reasonably practicable after we file electronically such material with, or furnish it to, the United States Securities and Exchange Commission, or SEC. Information on our Internet Website does not constitute a part of this Report. This Report contains some forward looking statements within the meaning of the federal securities laws. When used in this Report, the words "expects," "plans," "believes," "anticipating," "estimates," and similar expressions are intended to identify forward looking statements. Actual results and the timing of some events could differ materially from those projected in or contemplated by the forward looking statements due to a number of factors, including without limitation those set forth under "—Forward Looking Statements and Risk Factors" below.

Our Business Focus

We provide payments-related software and consulting solutions to financial institutions and financial service providers. These solutions help our customers improve operational efficiency in how payments are processed; enhance revenue and profitability from payments-oriented products and services; reduce losses associated with fraudulent payment transactions; and evolve toward next-generation payment practices and technologies.

We are organized into three primary operating divisions: Global Payments Technologies ("GPT"), Revenue Enhancement ("Rev E"), and Global Payments Consulting ("GPC"). These operating divisions are structured to provide three discreet, yet synergistic avenues through which we can bring value to our customers.

Global Payments Technologies. This division is responsible for design, development, sales, and support of our payment technology solutions. This division is comprised of more than 135 software products and solutions, which encompass the following lines of business:

- Traditional check processing applications
- Electronic check presentment
- Check image capture, storage, and delivery
- 'Back office' research, exceptions, adjustments, and returns processing
- Fraud risk mitigation
- Cash logistics and inventory management

The strategic emphasis for GPT is to help financial institutions achieve total electronification of the check workflow and clearing process; to deliver enhanced fraud mitigation capabilities; and to increasingly support processing of non-check payment types through Carreker software solutions. Revenue is derived from license fees, implementation fees and maintenance fees.

Revenue Enhancement. This highly specialized practice group provides consulting and software solutions focused on increasing clients' revenue streams. Areas of expertise include fee income, market segmentation, management of customer price structures, account retention, acquisition and profitability. A majority of the revenue generated by this division is through benefit-sharing agreements with client banks. The Revenue Enhancement Product Portfolio includes tactical consulting solutions, a licensable software product and sales management methodology.

Global Payments Consulting. The objective in our professional services organization is to provide banks with "applied thought leadership" related to payments. GPC services include:

- Payments strategy
- Imaging solutions design and implementation
- Float management and pricing
- Modeling tools for operations workflow and expense, and for payment revenue streams
- Operations workflow design and optimization

Revenue in the GPC division is primarily derived through the delivery of consulting services primarily through time and materials agreements with clients.

Through these three operating divisions, we seek to provide our customers with a broad set of strategic, tactical, and technological solutions that address both the expense and the revenue sides of the payments business.

Our Market

The global payments industry, while defined and measured differently by various analysts, represents a substantial market space. Boston Consulting Group estimates that in 2002, payments revenues were $176 billion for banks in the United States (U.S.) and $254 billion worldwide. It forecasts that the worldwide market will experience approximately a 30% increase to $332 billion by the year 2010. Carreker estimates that for a typical top-50 U.S. bank, payments revenues—as defined by BCG—comprised 35-40% of their total operating revenue in 2002.

Tower Group estimates that global technology expenditures on payments infrastructure in 2002 were approximately $12 billion, and they expect this number to grow for the next three years at a rate of 5.3% annually. Payments-related revenue for non-bank, third party processors in 2002 was an estimated $119 billion in the United States. One component of the payments market is fraud solutions.

Our fraud solutions target an area of direct financial losses to banks, which in 2002 amounted to more than $1 billion (total deposit account fraud losses) in the United States. There is an increasing payment fraud and money laundering regulatory focus in the U.S and internationally, which is expected to drive the estimated 2002 worldwide expenditures of $240 million for transaction monitoring and anti-money laundering software solutions at a growth rate of 15% annually through 2005.

While the majority of our business continues to come from top-100 banks in the U.S., we consider other geographic regions and customer segments to be important elements of our market opportunity. With a presence in Toronto, London, Johannesburg and Sydney, we have been able to leverage additional revenues from our existing product and service offerings. We are pursuing international markets by working to define and deliver additional technology and service offerings that will be more directly targeted at those and other non-U.S. markets.

Non-bank payment service providers comprise a substantial market opportunity for our business, as well. We now have volume-sensitive licensing agreements for various Carreker solutions in place with providers in the United States, United Kingdom, and Canada through which we will participate in the business success of those providers. We have specifically assigned sales resources to engage and support such providers.

Significant new regulatory, competitive, technological, and behavioral forces are acting on the payments industry now in ways that seem likely to impact virtually all participants in this market space.

Regulatory Change. There are three important areas of regulatory changes:

- Check21—This pending piece of U.S. legislation is expected by most industry observers to pass the U.S. Congress within the next 12 months and will provide an important new impetus to the practice of exchanging check "images,' in lieu of actual checks, between financial institutions. We believe the effect of this legislation will be potentially to increase market demand for our check imaging, electronic check presentment, and image back office products and we are actively positioning those products accordingly.
- Patriot Act—This U.S. legislation was passed in October 2001 following the terrorist acts of 9/11, and places new requirements on banks to monitor and report potential money-laundering activities. We are working now to incorporate enhanced anti-money laundering technologies into our fraud mitigation suite of software products.
- Basel II Accord—The pending international Basel II Accord, anticipated to go into effect in 2007, stipulates significant new capital and operational risk management requirements for banks. In a 2002 survey by KPMG of 190 banks representing 19 countries, more than 60% of responding banks worldwide expressed "significant" concerns about their ability to implement new operational risk requirements and 30% of respondents had already allocated Basel project budgets. Whether in terms of new redundancy requirements for payments infrastructure or new business continuity practices for banks, we believe additional opportunities to leverage our technology and our operations consulting expertise may result from banks' efforts to achieve compliance.

Technological Change. Technologies for electronification of check workflows continue to be refined and to gain further industry adoption. Many of our key customers are defining strategies now for the electronification of checks at the earliest point of receipt and for exchanging images between banks as a basis for financial settlement. Such practices would significantly reduce check-related operating expenses for banks and position banks to deliver more robust payment services to their customers. We believe we are positioned, through our broad suite of check imaging products, to benefit from continued adoption of check imaging.

At the same time, practices are emerging for conversion of checks at the point of sale or at lockbox processing locations to alternative electronic payment types, such as ACH or debit transactions. In these cases, transactions are less likely to be processed through Carreker's current suite of technology solutions. We are developing enhancements to selected products that will address these electronic payment types.

As a third point, integration between banks and the point of sale will increasingly lead to more real time verification and guarantee of transactions at the point of sale. We are engaged now with key customers and partners in trying to define next-generation fraud mitigation solutions, and see this as an area of opportunity for technology growth.

Behavioral Change. While industry experts debate the extent and rate of decline in check usage, it is generally believed that check volumes flattened and began a gradual decline in the mid-1990s. It is anticipated that consumer use of internet bill payment, debit cards, stored value cards, ACH payments, and other electronic technologies will continue to grow, generating some commensurate decline in paper check volumes over the coming years. With overall U.S. payment transaction volumes continuing to grow, it is expected that electronic volumes will surpass check volumes for the first time in a 2005 or 2006 timeframe.

The Carreker Solution

Our products and services are designed to address the unique requirements of the banking industry. These solutions combine consulting services and technological applications to enable banks to identify and implement payment solutions, increase revenues, reduce costs and enhance delivery of customer services. The key characteristics of our solutions include:

Integrated and Consultative Approach. We combine our consulting expertise and proprietary technology to serve as a single-source provider of fully-integrated solutions that address the critical needs of banks. This approach sets us apart from providers of partial solutions that require banks to seek costly additional expertise or implementation services to attain a complete solution. By offering integrated solutions, we achieve more rapid identification and implementation of solutions than would a piecemeal approach.

Comprehensive Delivery Model. We are able to deliver our solutions in a variety of ways to meet our clients' needs. These delivery methods include traditional software licensing and associated consulting, third party web-hosting and licensing software for use by multiple banks in a shared operating environment. Our ability to deliver products and services in a variety of methods allows us to provide solutions to a wider range of clients.

Advanced Technology. We incorporate the latest technological developments, including web-enabled systems and protocols, to produce software applications that can be expanded with minimal effort, are functional and are able to interface with a bank's current or legacy systems. In addition, our current and past participation in inter-bank organizations, such as the Electronic Check Clearinghouse Organization, enables us to stay at the forefront of technological innovations in the industry.

Compelling Business Proposition for Clients. Our solutions reduce investment risk for our clients by increasing revenues or reducing costs in a relatively short period of time. In addition, in appropriate circumstances, we value-price certain of our solutions, whereby we receive a percentage of the amount of additional revenues or reduced costs achieved by the customer. These arrangements allow banks to fund their investments in our solutions with the benefits derived from their implementation.

Broad Array of Services and Technology. We believe that our offerings are one of the broadest in the banking industry, enabling us to provide a bank with an expert solution targeted to a narrow area of a bank's operations or to address a broad range of a bank's operational requirements. We believe that offering a wide variety of solutions, from revenue enhancement to cost reduction to improved delivery of customer services, enhances the value we offer to our customers. In addition, our solutions embrace critical aspects of payments, including mitigation of fraud, electronic processing of paper-based payments, archiving of historical transactions and research and adjustments relating to each of these functions. Our complementary groups of products and services, when offered together, are able to deliver comprehensive solutions to banks. We believe we are ideally positioned to assist banks in the transformation of their financial transaction processing expertise into profitable revenue opportunities with their commercial customers.

Products and Services

Global Payments Technologies Solutions. Carreker's technology solutions help financial institutions address the needs of some critical payment services and delivery functions that impact overall operating costs and risk management. These functions include presentment of checks in paper and electronic form, determination of the availability of funds, identification and mitigation of fraudulent payments, handling irregular items such as checks returned unpaid (exceptions), maintaining a record of past transactions (archiving), responding to related customer inquiries (research), and correcting any errors that are discovered (adjustments). The Global Payments Technologies solutions suite addresses these key functions in the context of improving operational efficiency and a gradual transition from paper to electronic-based payment systems. In addition, we offer technology solutions that optimize the inventory management of a bank's cash stock levels, including managing how much is needed, when it is needed and where it is needed. Our solutions reduce the amount of cash banks need to hold in reserve accounts and as cash-on-hand, while ensuring a high level of customer service through timely replenishment of ATM cash supplies.

Specific solutions in the Global Payments Technologies group include:

Solution	Description	Products Offered
Fraud Mitigation	Automated fraud detection and prevention solutions that reduce incidents of check fraud, deposit fraud, check kiting, and electronic fraud. Scalable solutions are offered for community banks.	FraudLink On-Us, FraudLink Deposit, FraudLink Kite, FraudLink Positive Pay, FraudLink eTracker, FraudLink PC, CORE, FraudLink ACHeCK, eFraudLink.com, Fraud Solutions Consulting
Back Office Processing	Products that bring new efficiencies to back-office operations through leading-edge image, workflow, and RECO technologies.	Adjustments/Express, Exceptions/Express, Input/Express, Inbound Returns/Express, Image Bulk-File, All Transactions File and Fine Sort
Remittance Processing	Both host- and client/server-based platforms for improved productivity in processing retail and wholesale remittance transactions.	NeXGen Remittance
Conventional Check Capture	An extensive array of enhancement products that add flexibility and usability to IBM's Check Processing Control System (CPCS) and the IBM 3890/XP series of Document Processors.	Conventional Capture Products, CPCS Enhancements Products, XP/Productivity Tools, Platform Emulation, NeXGen Settlement, NeXGen Balancing, LTA (Large Table Access)
Check Image Capture	Products and services related to the capture, storage and delivery of check images.	ALS & CIMS Products, NeXGen Image Processor, Image Enhancement Products, Reject Repair, RECO Technology, Image POD, Image Delivery Products, Delivery Express
Check Image Archive Management	Comprehensive array of check image archive management products that may be tailored to a bank's unique requirements based on their operational environments and volumes. Carreker offers archive technology for both in-house solutions and shared outsource providers.	Check Image Archive-AIX, Check Image Archive-MVS, Check Image Archive Load
Image Applications	Applications providing new solutions that address revenue enhancement and expense reduction issues through the application of image, workflow and RECO technologies.	Image Statements, NeXGen Remittance, + CDRom Delivery, Exceptions/Express, Inbound Returns/Express, Adjustments/ Express, Input/Express, Express Capture, Payee Name Verification, Amount Encoding Verification, Image Quality Analysis
Global Tracking	A complete bar code tracking system eliminates manual log sheets, automates data gathering and maximizes workflow by tracking accountable mail, branch bags, item volumes, currency bags, incoming domestic and international deposits, outgoing cash letters, exceptions and much more.	Receive Sentry
eMetrics	Performance-measurement software suite that uses historical data to generate key performance indicators, item processing volume data, productivity statistics and quality control benchmarks.	Lumen, ProModel, eiMICR, eiStats, eiQuality, eiPerform

Solution	Description	Products Offered
Electronic Check Presentment .	Enables banks to transition from paper-based to electronic payment systems by automating key elements of the processing stream, as well as improving a bank's yield from float management. These solutions are designed to reduce and eventually eliminate the movement of paper payments through the system, improving productivity, reducing errors, increasing customer satisfaction and reducing fraud.	CheckLink, CheckLink PC, Deposit Manager, Branch Truncation Manager, Cnotes
Float Management	Solutions that manage a bank's float through float analysis, pricing and a comprehensive consulting practice to improve profitability, reporting, workflow and check clearing operations. These products also provide critical activity summaries, aid in creating multiple availability and pricing schedules, and pinpoint the cost/profitability of any transaction or relationship.	Float Analysis System, Float Pricing System
ATM Solutions	Advanced ATM monitoring and management improving ATM availability and ensuring service levels are met. These solutions include an automated ATM monitoring and dispatching system for maximizing network availability; an Internet-based cash forecasting and inventory management desktop system for reducing cash needs by 20-40% across the enterprise; and a real-time Internet-based system for efficient handling of ATM service requests and responses.	eiManager, eiGateway, iCom
Cash Solutions	A product suite, now optimized through Web-based software solutions, that dramatically reduces the amount of cash banks, financial institutions and companies need to hold as cash-on-hand throughout vault, branch and ATM networks. These solutions also automate and standardize the cash ordering process. Consulting solutions can drive further efficiency and automation in vault, branch and ATM operations.	iCom, ReserveLink, ReserveLink Plus, Vault Master, Cash Supply Chain Consulting
Logistics	Improves margins related to the cash product by reducing operational infrastructure and cash movement (armored transportation) expense; optimizes the cash delivery channel and associated workflows; assesses the cash strategic direction, pricing components, customer approach and existing service levels.	Cash Supply Chain Consulting

Revenue Enhancement Solutions. The Revenue Enhancement Division includes two business units: RevE and EnAct. RevE is a highly specialized division that provides consulting services focused on tactical methods of increasing banks' fee income. The scope and depth of this practice has expanded throughout its 12 year history and now includes retail, small business, and commercial deposits, treasury management, consumer and commercial lending, credit card lending and trust and investment services. Our solutions involve developing strategies that enable our clients to take advantage of electronification trends, often gaining first mover advantages for our clients. In addition to developing strategies, our business model ensures that we continue to translate those strategies into tactical implementations with measurable revenue streams. Our client base has continued to expand with very high penetration rates in the markets in which we operate. Thus, we have experienced a trend of becoming longer term strategic partners with our clients.

Another component of our Revenue Enhancement Division is our business providing EnAct software and proprietary sales management methodology. Our Customer Value Management and EnAct solutions assist financial institutions in leveraging central intelligence with local insight. This enables our clients to recognize those customers and prospects representing the greatest value or potential. Our approach is unique and complimentary to many CRM investments that banks have made in recent years and is designed to focus their activities such that they can actually attain the returns that have been promised.

Global Payments Consulting. Carreker helps financial institutions pro-actively plan, prepare and optimize for the regulatory, competitive and technological impacts affecting the financial payments environment.

Our Global Payments Consulting (GPC) division provides strategic planning and implementation advisory services for financial institutions with large enterprise payment infrastructure environments. We provide payment research services, predictive financial and operational modeling, organizational design, and business planning services focused on assisting financial institutions in preparing and positioning their organization for the rapidly changing payment landscape of financial services.

GPC has specialized advisory services focused on operational and infrastructure planning, implementation and measurements associated with the changing payment technology and delivery landscape. Specific areas of focus and expertise are business infrastructure planning in image processing, float/available fund optimization, operational migration planning and fraud and risk management across all types of payments.

Customers

A majority of our revenues are generated from contracts with banks maintaining assets in excess of $5.0 billion. We currently provide services or products to each of the 20 largest banks in the United States, as measured by total assets by Sheshunoff Information Services. Our five largest customers accounted for approximately 34%, 34% and 50% of total revenues during the fiscal years ended January 31, 2003, 2002 and 2001, respectively. U.S. Bank, N.A. accounted for approximately 10% of total revenues during the year ended January 31, 2003, and Wells Fargo & Company accounted for approximately 11% of total revenues during the year ended January 31, 2002. U.S. BANK, N.A. accounted for approximately 29% of total revenues during the year ended January 31, 2001. Please see Note 14 of our Notes to Consolidated Financial Statements for information about our non-U.S. customers.

Solutions Development

Our solutions development activities focus on identifying specific bank needs, prototyping and developing promising applications, test marketing new products, developing sales strategies and coordinating distribution and on-going maintenance for each of our solutions. In certain instances, we have contracted with third party software development companies to develop our solutions.

We frequently receive customer requests for new services and/or software. We strive to develop solutions in response to these requests and historically have been able to partner with our customers and share some or all of the development costs. In addition to customer-funded solutions development, we have invested significant amounts in solutions development, including expenditures of $11.3 million,

$10.8 million, and $6.1 million for research and development in the years ended January 31, 2003, 2002 and 2001, respectively. Further, some of our key product introductions have resulted from the adaptation of products developed for customers to a wider market. In exchange for either a one-time payment and/or on-going royalties, we are often able to obtain the right to develop, enhance and market these modified products.

Technology

Our software products incorporate open systems architecture and protocols to provide scalability and functionality to interface with a bank's current and legacy systems. Our core proprietary technologies, for both our client/server and mainframe software products, are primarily directed at using a standard set of components, drivers, and application interfaces, and leveraging the quality and productivity benefits of reusable component development.

Many of our newer products operate on Windows or Unix platforms, support industry-standard Web browsers such as Microsoft Internet Explorer and AOL Netscape, and databases such as Oracle, DB2, or SQL, and can be delivered as an ASP or standard packaged product.

We continue to enhance our second-generation computer systems, which are primarily IBM mainframe-based or client server applications, and use common computer tools to integrate the data from these computer programs into our new products.

Sales and Marketing

We have developed strong relationships with many senior bank executives as a result of our delivery of solutions to many of the largest banks in the United States for over 20 years. As of January 31, 2003, we had 22 Account Relationship Managers, who are responsible for managing our day-to-day relationships with our customers. 16 are responsible for North American bank relationships, and 6 are responsible for the International bank relationships. Our Account Relationship Managers' responsibilities include identifying customers' needs and assisting our business unit teams in presenting their solutions and concluding sales. Our Account Relationship Managers work closely with our executive officers, some of whom serve as Executive Relationship Managers to our customers. We also employ technical sales support staff, who are familiar with our technology and who participate in opportunities to sell technology-based solutions.

We derive a significant portion of our business through customer referrals. In addition, we market our services through a variety of media, including:

- our web site;
- direct mail;
- user conferences conducted exclusively for our customers;
- participation in industry conferences and trade shows;
- publication of "white papers" related to specific aspects of our services;
- customer newsletters; and
- informational listings in trade journals.

As of January 31, 2003, we employed a marketing staff of 13 individuals, including graphics designers, writers, administrative coordinators and a Web master.

Competition

We compete with third-party providers of services and software products to the banking industry, which include consulting firms and software companies. Many of these competitors have significantly greater financial, technical, marketing and other resources than we do. However, we believe that our market position with respect to these competitors is enhanced by virtue of our unique ability to deliver fully integrated software solutions and consulting services focused on enabling banks to identify and implement payments solutions, increase their revenues, reduce their costs and enhance their delivery of customer services. We believe that we compete based on a number of factors, including:

- quality of solutions;
- scope of solutions provided;
- industry expertise;
- access to decision makers within banks;
- ease and speed of solutions implementation; and
- price.

In addition to competing with a variety of third parties, we experience competition from our customers and potential customers when they develop, implement and maintain their own services and applications. In addition, customers or potential customers could enter into strategic relationships with one or more of our competitors to develop, market and sell competing services or products. As a result, we must demonstrate to existing and prospective customers the advantages of purchasing our services and products.

Government Regulation

Our primary customers are banks. Although the services we currently offer have not been subject to any material industry-specific government regulation, the banking industry is heavily regulated. Our products and services must allow our banking customers to comply with all applicable regulations, and as a result, we must understand the intricacies and application of many government regulations. The regulations most applicable to our provision of solutions to banks include requirements establishing minimum reserve requirements, governing funds availability and the collection and return of checks, and establishing rights, liabilities and responsibilities of parties in electronic funds transfers. For example, some of our consulting services assist banks with minimizing their reserves while complying with Federal Reserve requirements. In addition, the expedited availability and check return requirements imposed by funds availability regulations have increased fraud opportunities dramatically, and our Global Payments Technologies products and services address this concern while complying with such regulations.

While we are not directly subject to federal or state regulations specifically applicable to financial institutions, such as banks, thrifts and credit unions, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Office of Thrift Supervision, the Office of the Comptroller of the Currency, and various state regulatory authorities typically assert the right to observe the operations of companies to which certain functions of financial institutions (such as data processing) are outsourced. These regulators may from time to time also claim the right to observe the operations of companies like us that provide software to financial institutions. In addition, financial institutions with whom we do business may from time to time require, by contract or otherwise, that evaluations of our internal controls be performed by independent auditors or by the financial institutions themselves.

Proprietary Rights

We rely upon a combination of patent, copyright, trademark and trade secret laws, including the use of confidentiality agreements with employees, independent contractors and third parties and physical security devices to protect our proprietary technology and information. We have a number of issued patents and registered trademarks and have filed applications for additional patents and trademarks in the United States. We vigorously defend our proprietary rights.

We enter into invention assignment and confidentiality agreements with our employees and independent contractors and confidentiality agreements with certain customers. We also limit access to the source codes for our software and other proprietary information. We believe that due to the rapid pace of innovation within the software industry, factors such as the technological and creative expertise of our personnel, the quality of our solutions, the quality of our technical support and training services and the frequency of release of technology enhancements are more important to establishing and maintaining a technology leadership position than the various legal protections available for our technology.

We are not aware that we are infringing on any proprietary rights of third parties. We rely upon certain software that we license from third parties, including software that is integrated with our internally developed software and used in our solutions to perform key functions. We are not aware that any third-party software being re-sold by us is infringing upon proprietary rights of other third-parties.

Employees

As of January 31, 2003, we had 617 employees. Of these employees, 172 provided consulting services, 222 worked in the technology group, 53 performed sales and marketing, customer relations and business development functions and 170 persons performed corporate, finance and administrative functions. We have no unionized employees, and we believe that our employee relations are good.

Forward Looking Statements and Risk Factors

Forward Looking Statements

Statements in this Report and the Annual Report to the Stockholders that are not purely historical facts including statements about our expected future financial position, results of operations or cash flows, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "could," "goal," "target," "designated," "on track," "comfortable with," "optimistic" and other similar expressions, constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results of the timing of some events could differ materially from those projected in or contemplated by the forward looking statements due to a number of factors, including, without limitation, those set forth below and elsewhere in this Report. Readers are cautioned not to place undue reliance on forward looking statements, for no assurances can be given with respect to any forward looking statements. In addition to the other information in this Report, the following factors, which may affect our current position and future prospects, should be considered carefully in evaluating us and an investment in our common stock.

Risk Factors

Our performance depends on the banking industry, and any change in the banking industry's demand for our solutions could reduce our revenues and have a material adverse effect on our business.

We derive substantially all of our revenues from solutions provided to banks and other participants in the banking industry. Accordingly, our future success significantly depends upon this industry's continued demand for our solutions. We believe that an important factor in our growth has been substantial changes in the banking industry in recent years, as manifested by continuing consolidation, regulatory change, technological innovation, the emergence of the Internet and other trends. If this environment of change were to slow, we could experience reduced demand for our solutions. In addition, the banking industry is sensitive to changes in economic conditions and is highly susceptible to unforeseen events, such as domestic or foreign political instability, recession, inflation or other adverse occurrences that may result in a significant decline in the utilization of bank services. Furthermore, due to concerns regarding data security and other factors, banks have been and may in the future be hesitant to adopt electronic solutions, which can adversely affect the demand for our solutions. Any event that results in decreased consumer or corporate use of bank services, or increased pressures on banks towards the in-house development and implementation of revenue enhancement or cost reduction measures, could have a material adverse effect on our business, financial condition and results of operations.

Our inability to respond to a decline in check volumes could reduce our revenues and have a material adverse effect on our business.

We have in the past derived a significant portion of our revenues from check related products and services. A decline in check volumes could have a material adverse effect on our business. If banks and merchants decide to use pricing incentives to further stimulate a decline in check usage, this decline in usage could accelerate. Our future success depends on our ability to leverage existing competencies to support emerging payments types, and to define and develop new solutions addressing those payment types. If we are unable to capitalize on these competencies to generate new revenues to offset any loss of revenues arising as a result of a decline in check usage, then our business could be adversely affected.

Many factors, some beyond our control, could cause fluctuations in our operating results, which could result in a lower market price for our common stock.

We have experienced in the past, and expect to experience in the future, significant fluctuations in quarterly operating results. Such fluctuations may be caused by many factors, including but not limited to:

- timing of contract execution and revenue recognition;
- increases in costs beyond anticipated levels, especially in the context of costs incurred under value-pricing contracts or fluctuations in software royalty expense due to a change in future product mix;
- the degree of customer acceptance of new solutions;
- fluctuations or delays in schedules for implementation of software licensed to customers;
- the introduction of new or enhanced solutions by us or our competitors;
- our mix of revenues derived from consulting and management service fees on the one hand, and software-related fees on the other;
- customer budget cycles and priorities and purchasing cycles;
- competitive conditions in the industry;
- seasonal factors;
- war, terrorist acts and civil unrest;
- timing of consolidation decisions by customers;
- the extent of customers' international expansion; and
- general economic conditions.

Due to the foregoing factors, many of which are beyond our control, our quarterly revenues and operating results are difficult to forecast. It is possible that our future quarterly results of operations from time to time will not meet the expectations of securities analysts or investors, which could have a material adverse effect on the market price of our common stock.

Our use of fixed-price and value-priced arrangements for customer projects could reduce our revenues and net income, which could result in decreased operating margins or losses.

We primarily price our solutions on a time-and-materials, fixed-price or value-priced basis. In connection with fixed-price projects, we occasionally incur costs in excess of our projections and as a result achieve lower margins than expected or may incur losses with respect to projects. In connection with value-priced projects, we are paid based on an agreed percentage of either projected or actual increased revenues or decreased costs derived by the bank generally over a period of up to twelve months following the implementation of our solutions. We typically must first commit time and resources to develop such projections before a bank will commit to purchase our solutions and therefore assume the risk of making these commitments and incurring related expenses with no assurance that the bank will purchase the solutions. In addition, from time to time, a customer will not achieve projected revenues or savings because it belatedly decides not to implement our solutions or the solutions do not produce the projected results, in which case we may not be able to collect any or all of the fees provided for in the customer's contract. The nature of our fixed-priced and value-priced arrangements can result in decreased operating margins or losses and could materially and adversely affect our business, financial condition and results of operations.

We do not typically enter into long-term agreements with our customers, which makes it more difficult to plan and efficiently allocate our resources, and any deferral, modification or cancellation of a customer project can adversely affect our operating results.

We typically provide services to customers on a project-by-project basis without long-term agreements. When a customer defers, modifies or cancels a project, we must be able to rapidly re-deploy our personnel to other projects in order to minimize the under-utilization of our personnel and the resulting adverse impact on operating results. In addition, our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of projects in progress. As a result, any delay, modification or cancellation of a customer project, or any disruption of our business relationships with any of our significant customers or with a number of smaller customers could have a material adverse effect on our business, financial condition and results of operations.

We have experienced growth in our business, and there can be no assurance that we will be able to maintain this growth rate. If we are able to maintain it, our operational and financial resources could be strained, which could cause us to lose customers, prevent us from obtaining new customers and increase our operating expenses.

We have experienced significant growth in recent years, but there can be no assurance that we will be able to maintain this growth rate. If we are not successful in maintaining this growth rate, our business could be negatively affected. To be successful in maintaining our growth rate, we anticipate that additional expansion may be required in order to address potential market opportunities. Any further growth would place further demands on our management, operational capacity and financial resources. We anticipate that we will need to recruit qualified personnel in all areas of our operations, including management, sales, marketing, delivery and software development. There can be no assurance that we will be effective in attracting and retaining additional qualified personnel, expanding our operational capacity or otherwise managing growth. In addition, there can be no assurance that our systems, procedures or controls will be adequate to support any expansion of our operations. As a result of acquisitions and continued growth, the needs of our management information systems are expected to expand and change, which could result in the implementation of new or modified management information systems and procedures. This may necessitate additional training of existing personnel or the hiring of additional personnel. If we cannot implement new, or modified, management information systems in a timely manner, our ability to manage growth effectively or generate timely operating and financial reports could be materially and adversely affected. The failure to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our future success significantly depends on the experience of our key personnel, and the loss of any one of them could impair our ability to do business.

Our future success depends, in significant part, upon the continued services of John D. Carreker, Jr., our Chairman of the Board and Chief Executive Officer, as well as other executive officers and key personnel. The loss of services of Mr. Carreker or one or more of our other executive officers or key employees could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to retain our executive officers or key personnel. We do not maintain key-man life insurance covering any of our executive officers or other key personnel.

Our software and solutions may contain defects or errors, which could adversely affect our business and subject us to liability claims.

Our solutions at times in the past have been, and in the future may be, incompatible with the operating environments of our customers or inappropriate to address their needs, resulting in additional costs being incurred by us in rendering services to our customers. Further, like other software products, our software occasionally has contained undetected errors, or "bugs," which become apparent through use of the software. Because our new or enhanced software initially is installed at a limited number of sites and operated by a limited number of users, such errors and/or incompatibilities may not be detected for a number of months after delivery of the software. The foregoing errors in the past have resulted in the deployment of our personnel and funds to cure errors, occasionally resulting in cost overruns and delays in solutions development and enhancement. Moreover, solutions with substantial errors could be rejected by or result in damages to customers, which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that errors or defects will not be discovered in the future, potentially causing delays in solution implementation or requiring design modifications that could adversely affect our business, financial condition and results of operations. It is also possible that errors or defects in our solutions could give rise to liability claims against us.

Our future success depends on our ability to develop new technologies and services to meet the changing needs of our current and future customers, and our inability to introduce new solutions could negatively impact our ability to do business and maintain our financial condition.

We regularly undertake new projects and initiatives in order to meet the changing needs of our customers. In so doing, we invest substantial resources with no assurance of their ultimate success. We believe our future success will depend, in part, upon our ability to:

- enhance our existing solutions;
- design and introduce new solutions that address the increasingly sophisticated and varied needs of our current and prospective customers;
- develop leading technology; and

- respond to technological advances and emerging industry standards on a timely and cost-effective basis.

There can be no assurance that future advances in technology will be beneficial to, or compatible with, our business or that we will be able to incorporate such advances into our business. In addition, keeping abreast of technological advances in our business may require substantial expenditures and lead-time. There can be no assurance that we will be successful in using new technologies, adapting our solutions to emerging industry standards or developing, introducing and marketing solution enhancements or new solutions, or that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these solutions. If we incur increased costs or are unable, for technical or other reasons, to develop and introduce new solutions or enhancements of existing solutions in a timely manner in response to changing market conditions or customer requirements, our business, financial condition and results of operations could be materially and adversely affected.

Our focus on providing an application service provider, or ASP, software hosting model subjects us to risks associated with an increased dependence on third-party providers and the Internet.

Our ASP software hosting model gives rise to numerous risks, particularly risks related to our heightened dependence on third party providers and the Internet. The success of our ASP software hosting model partially depends on the performance of the third party application service provider with whom we have contracted to provide software hosting services. In addition, we are also dependent on the Internet as a reliable network backbone capable of supporting our customers' use of our software. There can be no assurance that our solutions that rely on Internet access will be protected against disruptions, delays or losses due to technical difficulties, natural causes or security breaches. These problems may adversely affect the success of our ASP software hosting model and could negatively impact our operating results. We may also be subject to any governmental adoption of regulations that charge Internet access fees or impose taxes on subscriptions. Increasingly, there are new laws and regulations that specifically regulate the Internet. Such laws and regulations, when adopted, may increase our operating expenses.

Our focus on providing business process outsourcing, or BPO, with a significant offshore component subjects us to risks associated with new markets, new competition, cross border and geopolitical risks and a dependence on third-party providers.

Our BPO business model gives rise to numerous risks, particularly risks related to our dependence on third party providers operating in distant geographic regions and those associated with entering a new market with competitors who may have significantly more resources than we do. The success of our BPO model partially depends on the performance of the offshore third party service provider with whom we have contracted to provide BPO services to our clients. In addition, we have to compete on the basis of a number of factors including the attractiveness and breadth of the business strategy and services that we offer, pricing, technological innovation, quality of service, ability to invest in or acquire assets of potential customers, and our scale in certain industries or geographic regions. Because some of these factors are outside of our control and because many of our competitors may have greater financial resources, larger customer bases, and larger technical, sales and marketing resources, we cannot be sure that we will compete successfully against them in the future. If we fail to compete successfully against our competitors with respect to these or other factors, our business, financial condition, and results of operations will be materially and adversely affected.

There is competition in our industry for qualified banking professionals and technical and managerial personnel, and our failure to attract and retain these people could affect our ability to respond to banking and technological change and to increase our revenues.

Our future success depends upon our continuing ability to attract and retain highly qualified banking, technical and managerial personnel. Competition for such personnel has at times caused difficulties in attracting the desired number of such individuals. Further, our employees have left us to work in-house with our customers and with our competitors. There can be no assurance that we will be able to attract or retain a sufficient number of highly qualified employees or independent contractors in the future. If we are unable to attract personnel in key positions, our business, financial condition and results of operations could be materially and adversely affected.

A small number of customers account for a substantial portion of our business, so the loss of any one of them could have an adverse impact on our business and financial condition.

Our five largest customers accounted for approximately 34%, 34% and 50% of total revenues during the fiscal years ended January 31, 2003, 2002, 2001, respectively. Our significant customers have changed from period to period. However, a significant portion of our current revenues is derived from customers who were major customers in prior years, and we are therefore dependent to a significant degree on our ability to maintain our existing relationships with these customers. There can be no assurance that we will be successful in maintaining our existing customer relationships or in securing additional customers, and there can be no assurance that we can retain or increase the volume of business that we do with such customers. In particular, continuing consolidation within the banking industry may result in the loss of one or more significant customers. Any failure by us to retain one or more of our large customers, maintain or increase the volume of business done for such customers or establish profitable relationships with additional customers could have a material adverse effect on our business, financial condition and results of operations.

Our indebtedness could adversely affect our financial condition.

In June 2001, we completed a revolving credit facility and borrowed on the line to facilitate the purchase of Check Solutions Company. Our indebtedness could have important consequences for our business. For example, it could:

- Increase our vulnerability to general adverse economic and industry conditions;
- Limit our ability to obtain additional financing;
- Require the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our growth strategy, working capital, capital expenditures, acquisitions and other general corporate purposes; and
- Limit our flexibility in planning for, or reacting to, changes in our business and the industry.

During the quarter ended January 31, 2003, we were granted a waiver until April 30, 2003 to file our quarterly financial statements and corresponding compliance certification for the quarter ended October 31, 2002. While we believe that we will meet the financial covenant targets, there can be no assurance that we will be able to do so and, if we are not able to meet these targets, what actions our lenders might take.

We face increased competition that could result in price reductions, fewer customer orders and loss of market share, any of which could materially and adversely affect our business.

We compete with third-party providers of services and software products to the banking industry that include consulting firms and software companies. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than we can. Also, several of our current and potential competitors have greater name recognition and larger customer bases that such competitors could leverage to increase market share at our expense. We expect to face increased competition as other established and emerging companies enter the banking services market. Increased competition could result in price reductions, fewer customer orders and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current or future competitors, and the failure to do so would have a material adverse effect upon our business, financial condition and results of operations.

In addition to competing with a variety of third parties, we experience competition from our customers and potential customers. From time to time, these potential customers develop, implement and maintain their own services and applications for revenue enhancements, cost reductions and/or enhanced customer services, rather than purchasing services and related products from third parties. There can be no assurance that these customers or other potential customers will perceive sufficient value in our solutions to justify investing in them. In addition, customers or potential customers could enter into strategic relationships with one or more of our competitors to develop, market and sell competing services or products.

We may be unable to fully benefit from our strategic alliances and acquisitions, which could negatively affect our business and hinder our ability to realize expected benefits.

We regularly evaluate opportunities and may enter into strategic alliances, or make acquisitions of other businesses, products or technologies. Risks inherent in alliances may include, among others:

- substantial investment of our resources in the alliance;
- inability to realize the intended benefits of an alliance;
- increased reliance on third parties;
- increased payment of third-party licensing fees or royalties for the incorporation of third-party technology into our solutions; and
- inadvertent transfer of our proprietary technology to strategic "partners."

Acquisitions involve numerous risks, including:

- difficulties in identifying suitable acquisition candidates;
- competition for acquisitions with other companies, many of which have substantially greater resources than we do;
- failure to close after expending time and resources;
- inability to obtain sufficient financing on acceptable terms to fund acquisitions;
- requirement that the acquisition may be funded through additional debt obligations which therefore would increase interest expense;
- volatility of stock price due to one-time charges to earnings;

- difficulties in assimilating acquired operations and products into our business;
- maintaining uniform standards, controls, procedures and policies;
- potential loss of customers and strategic partners of acquired companies;
- potential loss of key employees of acquired companies;
- diversion of management's attention from other business concerns;
- amortization of acquired intangible assets; and
- failure of acquired businesses, products or technologies to perform as expected or to achieve expected levels of revenues, profitability or productivity.

There can be no assurance that we will be successful in identifying and entering into strategic alliances or making acquisitions, if at all, and any inability to do so could have a material adverse effect on our business, financial condition and results of operations.

We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and our common stock. If the consideration for an acquisition transaction is paid in common stock, this could further dilute existing stockholders. Any impairment or amortization of a significant amount of goodwill or other assets resulting from an acquisition transaction could materially impair our operating results and financial condition.

Our inability to protect adequately our proprietary technology or to prevent its unauthorized use could divert our financial resources and cause significant expenditures, which could materially harm our business.

Our success significantly depends upon our proprietary technology and information. We rely upon a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary technology and information. We have a number of issued patents and registered trademarks. There can be no assurance that the steps we have taken to protect our services and products are adequate to prevent misappropriation of our technology or that our competitors independently will not develop technologies that are substantially equivalent or superior to our technology. Furthermore, it is very difficult to police unauthorized use of our software due to the nature of software. Any such misappropriation of our proprietary technology or information or the development of competitive technologies could have a material adverse effect on our business, financial condition and results of operations.

In addition, the laws of some countries in which our software is distributed do not protect our intellectual property rights to the same extent as the laws of the United States. For example, the laws of a number of foreign jurisdictions in which we license our software protect trademarks solely on the basis of the first to register. We currently do not possess any trademark registrations in foreign jurisdictions, although we do have copyright protection of our software under the provisions of various international conventions. Accordingly, intellectual property protection of our services and products may be ineffective in many foreign countries. In summary, there can be no assurance that the protection provided by the laws of the United States or such foreign jurisdictions will be sufficient to protect our proprietary technology or information.

Infringement claims by third parties can subject us to substantial liability and expenses and can impair our ability to sell our solutions.

We may need to litigate claims against third parties to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. We may be required to incur significant costs in reaching a resolution to the asserted claims, or any other claims that may be asserted against us. There can be no assurance that the resolution of a claim would not require us to pay damages or obtain a license to the third party's intellectual property rights in order to continue licensing our software as currently offered or, if such a third-party license is required, that it would be available on terms acceptable to us. The resolution of claims may also divert our management resources. If we cannot adequately protect our proprietary rights, it could have a material adverse effect on our business, operating results and financial condition.

We depend on third parties for technology licenses, and if we cannot obtain satisfactory licenses our business could suffer.

Some technology used in our current software and software in development includes technology licensed from third parties. These licenses generally require us to pay royalties and to fulfill confidentiality obligations. The termination of any such licenses, or the failure of the third party licensors to adequately maintain or update their products, could result in delays in our ability to implement solutions or in delays in the introduction of our new or enhanced solutions while we search for similar technology from alternative sources, if any, which could prove costly. Any need to implement alternative technology could prove to be very expensive for us, and any delay in solution implementation could result in a material adverse effect on the business, financial condition and results of our operations. It may also be necessary or desirable in the future to obtain additional licenses for use of third-party products in our solutions, and there can be no assurance that we will be able to do so on commercially reasonable terms, if at all.

We may face liability claims related to the use of our solutions, including those which arise out of the use of our ASP software hosting model, and the defense of these claims could have a negative effect on our business, results of operations or financial condition.

As a result of our provision of solutions that address critical functions of bank operations, we are exposed to possible liability claims from banks and their customers. Although we have not experienced any material liability claims to date, there can be no assurance that we will not become subject to such claims in the future. A liability claim against us could have a material adverse effect on our business, financial condition and results of operations.

Our ASP software hosting model requires the storage and transmission of sensitive business information of our customers electronically over the Internet. The difficulty of securely storing confidential information electronically has been a significant issue in conducting electronic commerce and in carrying out banking operations over the Internet. Our ASP software hosting model requires us to spend significant capital and other resources to protect against the threat of security breaches or computer viruses, or to alleviate problems caused by breaches or viruses. To the extent that our activities or the activities of our customers require the storage and transmission of confidential information, such as banking records or credit information, security breaches and viruses could expose us to claims, litigation or other possible liabilities. Our inability to prevent security breaches or computer viruses could also cause our customers to lose confidence in our solutions and terminate their relationships with us.

The ultimate resolution of the class action lawsuits may have a material adverse effect on our business.

We are unable to predict or determine the final outcome of the class action lawsuits described under "Item 3. Legal Proceedings," and the effect of these proceedings on our financial results, our business or our management. In addition, it is not feasible to estimate the amounts or potential range of losses with respect thereto. The potential outcomes or resolutions of the class action lawsuits could include judgments against us or settlements that could require substantial payments by us. In addition, the timing of the final resolution of these matters is uncertain. We believe that material adverse outcomes with respect to the class action lawsuits could have a material adverse effect on our financial results, our business or our management.

Our stock price has fluctuated significantly, sometimes for reasons unrelated to our performance.

There has been significant volatility in the market price of our common stock, as well as in the market price of securities of many companies in the technology and emerging growth sectors. Factors which may have a significant impact on the market price of our common stock include the following:

- quarterly variations in our results of operations or results of operations of our competitors;
- changes in earnings estimates or recommendations by securities analysts;
- developments in our industry and in the banking industry;
- the restatement of our previously issued financial statements (see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments");
- the impairment of goodwill and other intangibles (see Note 5 in the Notes to Consolidated Financial Statements);
- the outcomes of the class actions lawsuits (see "Item 3. Legal Proceedings);
- general market and economic conditions; and
- other factors, including factors unrelated to our operating performance or that of our competitors.

We believe that factors such as quarterly fluctuations in financial results or announcements by us, our competitors, banks and other bank industry participants could cause the market price of our common stock to fluctuate substantially. In addition, the stock market may experience extreme price and volume fluctuations that often are unrelated to the operating performance of specific companies. Market fluctuations or perceptions regarding the banking industry and general economic or political conditions may adversely affect the market price of the common stock.

In the event we fail to meet any of the terms of the exception granted permitting the continued listing of our common stock on The NASDAQ National Market, our common stock may be delisted from The NASDAQ Stock Market.

As previously announced, on February 21, 2003 The NASDAQ Listing Qualifications Panel granted an exception permitting the continued listing of our common stock on The NASDAQ National Market, subject to our compliance with certain specified items. These terms include the requirement that we file our Quarterly Report on Form 10-Q for the quarter ended October 31, 2002, as well as this Annual Report on Form 10-K containing all necessary restatements on or before April 30, 2003. We have met this requirement. Other terms of the exception include a provision providing that in the event of our failure to timely file any periodic report with the SEC and NASDAQ for any reporting period ending on or before January 31, 2004, our common stock may be subject to immediate delisting from The NASDAQ Stock Market. Further, any failure on our part to comply with any NASDAQ continued listing requirement during the period through January 31, 2004 will result in our need to demonstrate compliance with all continued listing requirements in order for our common stock to remain listed on The NASDAQ Stock Market. The panel also expressly reserved the right to terminate or modify the terms of the exception upon its review of our reported financial results. In the event of our failure to comply with any terms of the exception, our common stock will be subject to delisting from The NASDAQ Stock Market.

We face risks in connection with the expansion of our international operations, which could have a negative impact on our business, financial condition and results of operations.

We provide solutions to banks outside the United States, and a key component of our growth strategy is to broaden our international operations. In addition, our provision of business process outsourcing involves a significant offshore component. Our international operations are subject to risks inherent in the conduct of international business, including:

- unexpected changes in regulatory requirements;
- fluctuations in exchange rates and devaluations of foreign currencies;
- export license requirements;
- tariffs and other economic barriers to free trade;
- restrictions on the export of critical technology;
- difficulties in staffing international projects;
- political and economic instability;
- limited intellectual property protection;
- longer accounts receivable cycles and difficulties in collecting payments; and
- potentially adverse tax and labor consequences.

Some of our international sales are denominated in local currencies, and the impact of future exchange rate fluctuations on our financial condition and results of operations cannot be accurately predicted. There can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenue from international sales and thus our business, financial condition and results of operations.

Our use of independent contractors exposes us to legal and tax risks which, if determined against us, could adversely affect our business and financial condition.

We often provide solutions through independent contractors. As we do not treat these individuals as our employees, we do not pay federal or state employment taxes or withhold federal or state employment or income taxes from compensation paid to such persons. We also do not consider these persons eligible for coverage or benefits provided under our employee benefit plans or include these persons when evaluating the compliance of our employee benefit plans with the requirements of the Internal Revenue Code. Additionally, we do not treat such persons as employees for purposes of worker's compensation, labor and employment, or other legal purposes. From time to time, we may face legal challenges to the appropriateness of the characterization of these individuals as independent contractors from governmental agencies, the independent contractors themselves or some other person or entity. The determination of such a legal challenge generally will be determined on a case-by-case basis in view of the particular facts of each case. The fact specific nature of this determination raises the risk that from time to time an individual that we have characterized as an independent contractor will be reclassified as an employee for these or other legal purposes.

In the event persons engaged by us as independent contractors are determined to be employees by the Internal Revenue Service or any applicable taxing authority, we would be required to pay applicable federal and state employment taxes and withhold income taxes with respect to these individuals and could become liable for amounts required to be paid or withheld in prior periods and for costs, penalties and interest thereon. In addition, we could be required to include these individuals in our employee benefit plans on a retroactive, as well as a current, basis. Furthermore, depending on the party that makes the legal challenge and the remedy sought, we could be subject to other liabilities sought by governmental authorities or private persons. During the fiscal year 2002 we used approximately 34 independent contractors. Any challenge by the IRS, state authorities or private litigants resulting in a determination that these individuals are employees could have a material adverse effect on our business, financial condition and results of operations.

From time to time new legislation may be proposed to establish more stringent requirements for the engagement of independent contractors. We are unable to assess the likelihood that any such legislation will be enacted. Further, our ability to retain independent contractors could in the future deteriorate, due in part to the lower commitment level that these contractors have to us.

Government regulation and legal uncertainties could force us to change our operations, which could have a material adverse effect on our ability to maintain our current business.

Our primary customers are banks. Although the solutions that we currently offer have not been subject to any material, specific government regulation, the banking industry is regulated heavily, and we expect that such regulation will affect the relative demand for our solutions. While we are not directly subject to federal or state regulations specifically applicable to financial institutions, such as banks, thrifts and credit unions, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Office of Thrift Supervision, the Office of the Comptroller of the Currency, and various state regulatory authorities typically assert the right to observe the operations of companies to which certain functions of financial institutions (such as data processing) are outsourced. These regulators may from time to time also claim the right to observe the operations of companies like us that provide software to financial institutions. In addition, financial institutions with whom we do business may from time to time require, by contract or otherwise, that evaluations of our internal controls be performed by independent auditors or by the financial institutions themselves. There can be no assurance that federal, state or foreign governmental authorities will not adopt new regulations, and any adoption of new regulations could require us to modify our current or future solutions. The adoption of laws or regulations affecting us or our customers' businesses could reduce our growth rate or could otherwise have a material adverse effect on our business, financial condition and results of operations.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay potential acquisition bids, including bids which may be beneficial to our stockholders.

Our certificate of incorporation and bylaws contain provisions that may have the effect of delaying, deterring or preventing a potential takeover that our stockholders may consider to be in their best interests. The certificate and bylaws provide for a classified board of directors serving staggered terms of three years, prevent stockholders from calling a special meeting of stockholders and prohibit stockholder action by written consent. The certificate also authorizes only the board of directors to fill vacancies, including newly-created directorships, and states that our directors may be removed only for cause and only by the affirmative vote of holders of at least two-thirds of the outstanding shares of the voting stock, voting together as a single class. In addition, our board of directors may issue up to 2,000,000 shares of preferred stock in one or more series and can fix the rights, preferences, privileges and restrictions thereof without any further vote or action by our stockholders. The issuance of shares of preferred stock may prevent or delay a change of control transaction.

In addition, Section 203 of the Delaware General Corporation Law, which is applicable to us, restricts certain business combinations with interested stockholders even if such a combination would be beneficial to stockholders. These provisions may inhibit a non-negotiated merger or other business combination. The anti-takeover provisions of the Delaware General Corporation Law prevent us from engaging in a "business combination" with any "interested stockholder" for three years following the date that the stockholder became an interested stockholder. For purposes of Delaware law, a "business combination" includes a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an "interested stockholder" as any entity or person beneficially owning more than 15% of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Under Delaware law, a Delaware corporation may opt out of the anti-takeover provisions. We do not intend to opt out of these anti-takeover provisions.

The foregoing provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also discourage others from making tender offers for our shares. As a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent significant changes in our board of directors and management.

The adoption of the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets* as of February 1, 2002 could adversely affect our future results of operations and financial position.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), effective for fiscal years beginning after December 15, 2001. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. There can be no assurance that such tests will not result in a determination that these assets have been impaired. If at any time it is determined that an impairment has occurred, we will be required to reflect the impaired value as a charge resulting in a reduction in earnings in the quarter such impairment is identified and a corresponding reduction in the net asset value of the Company. The Company recorded a goodwill impairment charge of $46.0 million in the quarterly period ended January 31, 2003 due to the decline in the Company's market valuation. Goodwill that remains recorded at January 31, 2003 was $21.2 million. Further declines in market conditions, increases in interest rates and changes in projections with respect to the Global Payments Technologies reporting unit in which goodwill is allocated could result in additional impairment charges in the future.

We cannot predict every event and circumstance which may impact our business and, therefore, the risks and uncertainties discussed above may not be the only ones you should consider.

The risks and uncertainties discussed above are in addition to those that apply to most businesses generally. In addition, as we continue to grow our business, we may encounter other risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

Item 2. Properties.

Our principal executive office is a leased facility with approximately 72,443 square feet of space in Dallas, Texas. The lease agreement for this space expires on May 31, 2010. We also lease approximately 45,757 square feet in Memphis, Tennessee pursuant to a lease agreement which expires August 31, 2005 and approximately 40,307 square feet in Charlotte, North Carolina pursuant to a lease agreement which expires December 31, 2008. We believe that our facilities are well maintained and in good operating condition and are adequate for our present and anticipated levels of operations

Item 3. Legal Proceedings.

On April 16, 2003 the United States District Court for the Northern District of Texas, Dallas Division, issued an order consolidating a number of purported class action lawsuits against the Company, John D. Carreker Jr. and Terry L. Gage into a Consolidated Action styled In re Carreker Corporation Securities Litigation, Civil Action No. 303CV0250-M. Also, on March 3, 2003, Claude

Alton Coulter filed a purported class action lawsuit (Civil Action No. 503-CV-5-Q) against the Company, John D. Carreker Jr. and Terry L. Gage in the United States District Court for the Eastern District of Texas, Texarkana Division. These complaints, filed on behalf of purchasers of our common stock between May 20, 1998 and December 10, 2002, inclusive, allege violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. These complaints also allege, among other things, that defendants artificially inflated the value of Carreker stock by knowingly or recklessly misrepresenting the Company's financial results during the purported class period. The plaintiffs are seeking unspecified amounts of compensatory damages, interests and costs, including legal fees.

The Company denies the allegations in these complaints and intends to defend itself vigorously.

Earnings Performance Group ("EPG") filed a complaint on or about September 16, 1998 in the Superior Court of New Jersey, Law Division, Essex County seeking to enjoin and restrain the Company from using any EPG confidential or proprietary information or trade secrets and from employing any former EPG employee in such a manner that disclosure or use of an EPG confidential or proprietary information or trade secret would be likely. EPG also seeks (a) an accounting of any profits realized from or attributable to the use of any EPG confidential or proprietary information or trade secret, (b) compensatory and exemplary damages, plus interest and (c) attorneys' fees and costs of suit. On October 14, 1998, the Company removed the case to the United States District Court for the District of New Jersey. The Company answered the complaint on November 4, 1998, essentially denying the allegations and setting forth various affirmative defenses. On November 20, 1998, the Company filed an Amended Answer, Separate Defenses and Counterclaim. In the Counterclaim the Company asserts claims for (a) restraint of trade, (b) tortuous interference with contractual relationships, (c) unfair competition and (d) interference with prospective economic advantage.

The Company intends to defend this case vigorously and to pursue its counterclaim.

It is not possible at this time to predict whether the Company will incur any liability or to estimate the damages, or the range of damages, if any, that the Company might incur in connection with these lawsuits.

We are also subject from time to time to certain claims and legal proceedings arising in the ordinary course of our business.

Item 4. Submission of Matters to A Vote of Security Holders.

No matter was submitted to a vote of our stockholders during the quarterly period ended January 31, 2003.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Our Common Stock has traded on the NASDAQ National Market under the symbol "CANI" since May 20, 1998, the date of our initial public offering. At April 11, 2003, there were approximately 201 record holders of our Common Stock, although we believe that the number of beneficial owners of our

Common Stock is substantially greater. The table below sets forth for the fiscal quarters indicated the high and low sale prices for the Common Stock, as reported by the NASDAQ National Market.

	High	Low
Quarterly Period Ending		
January 31, 2003	$ 6.97	$ 2.45
October 31, 2002	9.88	4.41
July 31, 2002	11.73	7.09
April 30, 2002	10.30	4.30
January 31, 2002	7.20	3.37
October 31, 2001	19.75	3.30
July 31, 2001	26.15	9.80
April 30, 2001	31.44	13.00

We have not paid a cash dividend on shares of our common stock since our incorporation. We currently intend to retain our earnings in the future to support operations and finance our growth and, therefore, do not intend to pay cash dividends on the common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of the board of directors and subject to some limitations under the Delaware General Corporation Law. However, our revolving credit agreement, which is described in Note 6 of our Notes to Consolidated Financial Statements, currently prohibits the payment of any cash dividends.

Please see "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information about our equity compensation plans.

Item 6. Selected Financial Data.

SELECTED CONSOLIDATED FINANCIAL DATA

As a result of the restatement of our consolidated financial statements as of the years ended January 31, 2002, 2001, 2000 and 1999 and for each of the quarters in the year ended January 31, 2002 and the first two quarters of the year ended January 31, 2003, the appropriate information contained in this item has been restated from that which was reported previously in the Company's reports on Form 10-K and Form 10-Q for those periods. See Note 3 of the Notes to Consolidated Financial Statements.

	YEAR ENDED JANUARY 31,				
	2003	2002(2)	2001	2000	1999
		Restated(1)	Restated(1)	Restated(1)	Restated(1)
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues:					
Consulting fees	$ 39,204	$ 42,342	$ 71,715	$49,725	$26,478
Software license fees	37,946	25,153	17,765	13,906	12,428
Software maintenance fees	41,858	25,908	11,223	6,985	5,031
Software implementation fees	24,310	20,723	9,245	5,116	6,557
Out-of-pocket expense reimbursements	6,458	9,611	11,265	7,664	4,914
Total revenues	149,776	123,737	121,213	83,396	55,408
Cost of revenues:					
Consulting fees	25,067	34,322	38,197	27,490	15,845
Software license fees	7,701	6,510	5,215	2,009	1,252
Write-off of capitalized software costs and prepaid software royalties(3)	954	15,031	—	—	—
Software maintenance fees	10,773	8,311	2,811	2,356	2,387
Software implementation fees	19,496	15,328	5,498	2,099	2,909
Out-of-pocket expenses	7,248	10,899	11,494	8,185	6,394
Total cost of revenues	71,239	90,401	63,215	42,139	28,787
Gross profit	78,537	33,336	57,998	41,257	26,621
Operating costs and expenses:					
Selling, general and administrative	50,101	49,912	31,743	25,333	18,444
Research and development	11,307	10,843	6,055	4,813	4,763
Amortization of goodwill and intangible assets(6)	1,400	4,339	—	—	—
Goodwill impairment(7)	46,000	—	—	—	—
Merger, restructuring and other charges(3)	2,945	22,464	—	—	485
Total operating costs and expenses	111,753	87,558	37,798	30,146	23,692
Income (loss) from operations	(33,216)	(54,222)	20,200	11,111	2,929
Other income (expense), net	(1,664)	(796)	1,722	1,100	925
Income (loss) before provision (benefit) for income taxes	(34,880)	(55,018)	21,922	12,211	3,854
Provision (benefit) for income taxes(4)	(1,250)	(1,642)	8,330	4,396	1,383
Net income (loss)	$(33,630)	$(53,376)	$ 13,592	$ 7,815	$ 2,471
Basic earnings (loss) per share(5)	$ (1.45)	$ (2.44)	$ 0.70	$ 0.42	$ 0.15
Diluted earnings (loss) per share(5)	$ (1.45)	$ (2.44)	$ 0.67	$ 0.41	$ 0.14
Shares used in computing basic earnings per share(5)	23,198	21,853	19,305	18,456	16,224
Shares used in computing diluted earnings per share(5)	23,198	21,853	20,429	18,980	17,504

	JANUARY 31,				
	2003	2002(2)	2001	2000	1999
		Restated(1)	Restated(1)	Restated(1)	Restated(1)
		(in thousands, except per share data)			
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 26,986	$ 25,674	$ 78,505	$39,536	$33,550
Working capital	17,888	4,130	107,935	52,712	48,378
Total assets(6)	110,108	184,899	142,646	78,880	62,825
Long-term debt	25,000	44,000	—	—	—
Total stockholders' equity	48,598	70,628	121,238	61,588	53,392

(1) See Note 3 of the Notes to Consolidated Financial Statements for information regarding restatement of the financial statements and related financial information. See Note 2 of the Notes to Consolidated Financial Statements for information regarding reclassification of certain prior year amounts to conform to current year presentation.

(2) On June 6, 2001, we completed the acquisition of Check Solutions Company, a New York general partnership ("Check Solutions"). The operating results of Check Solutions are included in our results of operations from the date of acquisition. See Note 4 of our Notes to Consolidated Financial Statements for information concerning our acquisition of Check Solutions.

(3) See Notes 15 and 16 of our Notes to Consolidated Financial Statements for information concerning the Merger, Restructuring and Other Charges and Write-off of Capitalized Software Costs and Prepaid Software Royalties for the years ended January 31, 2003 and 2002.

(4) See Note 8 of our Notes to Consolidated Financial Statements for information concerning the provision (benefit) for income taxes for the year ended January 31, 2003 and 2002.

(5) See Notes 2 and 12 of our Notes to Consolidated Financial Statements for information concerning the calculation of basic and diluted earnings per share.

(6) Effective February 1, 2002, we adopted SFAS No. 142 *"Goodwill and Other Intangible Assets,"* (SFAS 142). Under SFAS 142 we no longer amortize goodwill and intangible assets with indefinite lives. These assets are subject to annual impairment tests. See Note 5 of our Notes to Consolidated Financial Statements for information concerning amortization.

(7) See Note 5 of our Notes to Consolidated Financial Statements for information concerning goodwill impairment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward looking statements as a result of various factors, including those set forth under "Business—Forward Looking Statements and Risk Factors," elsewhere in this Report or in the information incorporated by reference in this Report. You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" included in this Report, as well as our consolidated financial statements and related notes thereto appearing elsewhere in this Report.

Our fiscal year ends on January 31. References contained in this Report to a given fiscal year refer to the twelve-month period ended January 31 of the succeeding year. For example, our fiscal year ended January 31, 2003 is referred to in this Report as "fiscal 2002."

Overview

We provide payments-related software and consulting solutions to financial institutions and financial service providers. These solutions help our customers improve operational efficiency in how payments are processed; enhance revenue and profitability from payments-oriented products and services; reduce losses associated with fraudulent payment transactions; and evolve toward next-generation payment practices and technologies.

We are organized into three primary operating divisions: Global Payments Technologies ("GPT"), Revenue Enhancement ("RevE") and Global Payments Consulting ("GPC"). These divisions represent our three reportable business segments. See Note 14 of our Notes to Consolidated Financial Statements.

We derive our revenues from consulting fees, software license fees, software maintenance fees, and software implementation fees. While many customer contracts provide for both the performance of consulting services and the license of related software, some customer contracts require only the performance of consulting services or only a software license (and, at the election of the customer, related implementation services and/or annual software maintenance services). We enter into these contracts with our customers on a project-by-project basis.

We seek to establish long-term relationships with our customers that will lead to on-going projects utilizing our solutions. We are typically retained to perform one or more discrete projects for a customer, and we use these opportunities to extend our solutions into additional areas of the customer's operations. To this end, a significant portion of our current revenues is derived from customers who were customers in prior years, and we are therefore dependent to a significant degree on our ability to maintain our existing relationships with these customers.

Recent Developments

We have restated our financial statements as of the years ended January 31, 2002, 2001, 2000 and 1999 and for each of the quarters in the year ended January 31, 2002 and the first two quarters of the year ended January 31, 2003.

On December 10, 2002, we announced that a Special Committee of the Board of Directors had initiated a review of our financial statements, principally focused on the timing of recognition of revenue in prior periods. The Special Committee was formed after several members of the Board of Directors became aware of questions regarding our accounting and disclosures. The Special Committee, which was comprised solely of independent board members, was assisted in its investigation by independent counsel and forensic accounting advisors.

During the investigation, we became aware that, in certain instances, revenue had been recorded on contracts in one accounting period where customer signature and delivery of software had been completed, but where the contract may not have been fully executed by us in that accounting period.

We determined that revisions to certain prior financial statements were necessary to ensure that all agreements for which we recognized revenue in an accounting period were executed by both parties no later than the end of the accounting period in which the revenue was being recognized.

Upon the completion of the Special Committee's investigation, our review was expanded to include a reassessment of our historical application of revenue recognition policies. We had originally concluded that under the criteria of SOP 97-2 services were not essential to the functionality of the software, requiring recognition of software license revenue at the time of delivery of the software. However as a result of this review, we have now decided that when implementation fees are received for specific types of transactions in which we are licensing software and performing certain implementation services, these services are more properly considered essential to the functionality of the other elements of the arrangement. Therefore, the related license revenue and implementation revenue should have been recognized as the services were performed using the percentage of completion method rather than upon delivery of the software. The impact of these revisions on total revenue was to defer the timing of revenue recognition for transactions that combine both a software license and implementation services.

As a result of the impact of changes in the timing of revenue recognition, we have also revised the related royalty expense, commission expense and federal income tax provision (benefit), and recorded a cumulative effect adjustment to retained earnings as of January 31, 2000 of $3.8 million.

During the review, we also determined that deferred maintenance revenue recorded at the time of the acquisition of Check Solutions on June 6, 2001 was not correct and resulted in recording maintenance revenue in periods subsequent to the acquisition in excess of the appropriate amounts. As a result, goodwill and deferred revenue were overstated in the purchase price allocation by $3.2 million.

We also determined that revenue was understated on two contracts, resulting in additional license fee revenue of $1.2 million during the quarterly period ended April 2002 and implementation fee revenue of $288,000 over the period July 2001 through July 2002.

The principal impact of the revenue recognition changes relate to the timing of revenue recognition in our restated financial statements. Timing changes generally resulted in a deferral of revenue recognition, causing offsetting increases and decreases in revenues (and, to a lesser extent, related expenses) for each accounting period. While in some instances the net effect on previously reported revenues and net income in a given accounting period was not material, the impact was material in a number of quarterly periods, particularly in the second and fourth quarters of fiscal 2001, as well as the first and second quarters of fiscal 2002.

The second and fourth quarters of fiscal 2001 were negatively impacted due, in part, to the deferral of the large dollar volume of software license fees generated following our acquisition of Check Solutions Company. As originally recorded, the software license fees were recognized during these quarterly periods. As restated, recognition of these fees has been deferred and recognized over the period of implementation, which resulted in a positive impact on the first and second quarters of fiscal 2002. The acquisition of Check Solutions occured during the second quarter of fiscal 2001, and did not generate any roll-forward of license revenues to benefit future periods because of the requirement to eliminate such deferrals as of the acquisition date. As a result, future quarters did not benefit from any roll-forward of Check Solutions license revenues to offset amounts that were deferred in those quarters as a result of the restatement. As to the financial impact of the restatement going forward, while under our prior revenue recognition policies we did not carry material amounts of deferred license revenue from period to period, the restatement resulted in our exiting fiscal 2002 with incremental deferred license revenue backlog of $11.2 million to be recognized in future periods.

Results of Operations

The following discussion of our results of operations for the fiscal years ended January 31, 2003, 2002 and 2001 is based upon data derived from the statements of operations contained in our audited

Consolidated Financial Statements appearing elsewhere in this Report. The following table sets forth this data as a percentage of total revenues. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	Year Ended January 31,		
	2003	2002 Restated(1)	2001 Restated(1)
Revenues:			
Consulting fees	26.2%	34.2%	59.1%
Software license fees	25.4	20.4	14.7
Software maintenance fees	27.9	20.9	9.3
Software implementation fees	16.2	16.7	7.6
Out-of-pocket expense reimbursements	4.3	7.8	9.3
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Consulting fees	16.7	27.8	31.5
Software license fees	5.3	5.3	4.3
Write-off capitalized software costs and prepaid software royalties	0.6	12.1	—
Software maintenance fees	7.2	6.7	2.3
Software implementation fees	13.0	12.4	4.6
Out-of-pocket expenses	4.8	8.8	9.5
Total cost of revenues	47.6	73.1	52.2
Gross profit	52.4	26.9	47.8
Operating costs and expenses:			
Selling, general and administrative	33.5	40.3	26.2
Research and development	7.5	8.8	4.9
Amortization of goodwill and intangible assets	1.0	3.5	—
Goodwill impairment	30.7	—	—
Merger, restructuring and other charges	2.0	18.1	—
Total operating costs and expenses	74.7	70.7	31.1
Income (loss) from operations	(22.3)	(43.8)	16.7
Other income (expense), net	(1.0)	(0.6)	1.4
Income (loss) before provision (benefit) for income taxes	(23.3)	(44.4)	18.1
Provision (benefit) for income taxes	(0.8)	(1.3)	6.9
Net income (loss)	(22.5)%	(43.1)%	11.2%

For the periods indicated, the following table sets forth the selected items comprising cost of revenues as a percentage of the revenues generated by that category of our operations. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	Year Ended January 31,		
	2003	2002 Restated(1)	2001 Restated(1)
Cost of revenues:			
Consulting fees	63.9%	81.1%	53.3%
Software license fees	20.3	25.9	29.4
Software maintenance fees	25.7	32.1	25.0
Software implementation fees	80.2	74.0	59.5
Out-of-pocket expenses	112.2	113.4	102.0

(1) See Note 3 of the Notes of Consolidated Financial Statements for information regarding restatement of fiscal years ended January 31, 2002 and 2001.

Comparison of Year Ended January 31, 2003 (Fiscal 2002) to Year Ended January 31, 2002 (Fiscal 2001) and Year Ended January 31, 2001 (Fiscal 2000)

Revenues:

Revenues: Our total revenues increased 21% to $149.8 million in fiscal 2002 from $123.7 million in fiscal 2001, and increased 2% in fiscal 2001 from $121.2 million in fiscal 2000. In fiscal 2002, the increase in revenue was primarily attributable to the increases in software license fees, software maintenance fees and software implementation fees derived from a full year contribution from Check Solutions as well as growth in Revenue Enhancement consulting revenues. Growth in revenues peaked during the first two quarters and declined during the second half of fiscal 2002. Economic conditions and delays in customer purchase decisions have slowed sales. We expect this trend to continue until economic conditions improve. In fiscal 2001, the increased software license, software maintenance and software implementation revenues from the acquisition of Check Solutions in June 2001 were offset by declines in consulting fees in both our Revenue Enhancement and Global Payments Consulting business segments attributable to decreased discretionary IT spending and fewer bank consolidations and mergers.

Consulting Fees: Revenues from consulting fees decreased 7% to $39.2 million in fiscal 2002 from $42.3 million in fiscal 2001, and decreased 41% in fiscal 2001 from $71.7 million in fiscal 2000. The consulting fees derived from our Global Payments Consulting business segment decreased 60% to $6.9 million in fiscal 2002 from $17.2 million in fiscal 2001. This decrease was partially offset by higher consulting fees from the Revenue Enhancement business segment, which increased 34% to $31.9 million in fiscal 2002 from $23.9 million in fiscal 2001. We continue to shift the focus of the Global Payments Consulting business segment from increasing productivity and consolidating redundant operations to formulating enterprise-wide payments strategy, risk management strategy, technology architecture design and image enablement plan, and integration. This shift, in response to our market, has resulted in lower consulting revenues. Within the Revenue Enhancement business segment, we have been successful in generating revenue from our existing customer base. We have also been successful in increasing our Revenue Enhancement consulting services to smaller financial institutions with the introduction of specifically designed offerings for these institutions. The consulting fees derived from the Global Payments Consulting business segment decreased 38% to $17.2 million in fiscal 2001 from $27.7 million in fiscal 2000. Additionally, consulting fees derived from the Revenue Enhancement business segment decreased 40% to $23.9 million in fiscal 2001 from $40.0 million in fiscal 2000. During fiscal 2001 one of the major drivers of our growth, financial institution consolidations, began to decrease significantly, negatively affecting the demand for our consulting services. With discretionary IT spending already on a downward trend, the events of September 11, 2001 negatively affected customer purchasing decisions.

Software License Fees: Revenues from software license fees increased 51% to $37.9 million in fiscal 2002 from $25.2 million in fiscal 2001 and increased 42% in fiscal 2001 from $17.8 million in fiscal 2000. Most of our software licenses fees are derived from our Global Payments Technologies business segment, which includes the operations of Check Solutions following our acquisition of that company in June 2001. In fiscal 2002, our operations included Check Solutions for the entire fiscal year and software license fees derived from Check Solutions products increased 131% to $25.1 million in fiscal 2002 from $10.9 million in fiscal 2001. If the fiscal 2001 Check Solutions software license fees were annualized, the year-over-year growth in fiscal 2002 would have been 54%. The heritage Carreker software products decreased 10% to $12.8 million in fiscal 2002 from $14.3 million in fiscal 2001 and decreased 20% in fiscal 2001 from $17.8 million in fiscal 2000. Increases during fiscal 2002, are principally attributed to two major factors: (1) the settlement of the Pegasystems, Inc. litigation in the quarter ended October 31, 2001, which cleared the way for us to begin to license and market our Back Office Processing Solutions and (2) the acceptance of our image processing software namely Check Image Capture and Check Image Archive management products within the marketplace. Our image processing software is in use at the Federal Reserve System and at major providers of image archive services in both the United States and Canada. License revenue during the first two quarters peaked due to sales of software expansion licenses and licenses requiring no implementation services which normally spread revenues over multiple quarters. In the latter half of fiscal 2002 the number and dollar amount of our software license arrangements have decreased as compared to the first half of fiscal 2002. This decrease is a result of stagnant economic conditions and delayed customer purchasing decisions. We expect this trend to continue until technology spending improves.

Software Maintenance Fees: Revenues from software maintenance fees increased 62% to $41.9 million in fiscal 2002 from $25.9 million in fiscal 2001 and increased 131% in fiscal 2001 from $11.2 million in fiscal 2000. As with software license fees, the majority of our maintenance fees are derived from our Global Payments Technologies business segment, which includes the operations of Check Solutions following our acquisition of that company in June 2001. In fiscal 2002, our operations included Check Solutions for the entire fiscal year and software maintenance fees derived from Check Solutions products increased 111% to $26.1 million in fiscal 2002 from $12.4 million in fiscal 2001. If the fiscal 2001 Check Solutions software maintenance fees were annualized, the year-over-year growth in fiscal 2002 would have been 41%. The heritage Carreker software maintenance fees increased 16% to $15.7 million in fiscal 2002 from $13.5 million in fiscal 2001 and increased 20% in fiscal 2001 from $11.2 million in fiscal 2000. Software maintenance fees represent annually renewable product and telephone support for our software customers. We defer revenue recognition on maintenance billings until cash is collected. Due to the delays in maintenance renewals during the fourth quarter of fiscal 2002, fourth quarter maintenance revenue was approximately $2.2 million lower than expected. The overall increases in maintenance fees, in both fiscal 2002 and fiscal 2001 are due to an expanded product installation base of the Check Solutions products acquired. The heritage Carreker software maintenance fees have increased as a result of increased revenue from both our Fraud Mitigation and Cash software solutions. Also, maintenance contracts usually carry annual maintenance fee escalation clauses usually between 3-10%. Growth in software maintenance fees is projected to grow at slower rates in the future due to slower growth in software license fees.

Software Implementation Fees: Revenues from software implementation fees increased 17% to $24.3 million in fiscal 2002 from $20.7 million in fiscal 2001 and increased 124% in fiscal 2001 from $9.2 million in fiscal 2000. The majority of our software implementation fees are derived from our Global Payments Technologies business segment, which includes the operations of Check Solutions following our acquisition of that company in June 2001. In fiscal 2002, our operations included Check Solutions for the entire fiscal year and software implementation fees derived from Check Solutions products increased 38% to $16.0 million in fiscal 2002 from $11.6 million in fiscal 2001. If the fiscal 2001 Check Solutions software implementation fees were annualized, the year-over-year comparison would reflect a decline of approximately 8% in fiscal 2002. The heritage Carreker product software implementation fees decreased 9% to $8.4 million in fiscal 2002 from $9.2 million in fiscal 2001 and were basically flat in fiscal 2001 as compared to fiscal 2000. In the majority of our customer arrangements, installation services are provided to the customer. However, in fiscal 2002 several large software licenses including approximately $7.5 million of image processing software, were licensed without our implementation services, which partially offset our overall implementation fee gains. The lack of growth within the heritage Carreker products is primarily attributed to the product mix being licensed and pricing pressures. Growth in software implementation fees is projected to grow at slower rates in the future due to slower growth in software license fees.

Out-of-Pocket Expense Reimbursements: Revenues from out-of-pocket expense reimbursements decreased 33% to $6.5 million in fiscal 2002 from $9.6 million in fiscal 2001 and decreased 15% in fiscal 2001 from $11.3 million in fiscal 2000. The decrease in these reimbursements in both periods is primarily due to the decline in our Global Payments Consulting business segment. The majority of these engagements require our employees to be at the customer location for extended periods of time, which gives rise to out-of-pocket expense reimbursements.

Cost of Revenues:

Cost of Revenues decreased 21% to $71.2 million in fiscal 2002 from $90.4 million in fiscal 2001 and increased 43% in fiscal 2001 from $63.2 million in fiscal 2000. As a percentage of total revenues, cost of revenue decreased to 48% in fiscal 2002 from 73% in 2001, but increased from 52% in fiscal 2000. The decrease in both absolute dollars and as a percentage of total revenue in fiscal 2002 was related to the $2.8 million impairment charge for the Vault software acquired in the X-Port business combination. Additionally, we recorded a charge of $12.2 million for impairment of the value of the guaranteed royalty payments with Exchange Applications, Inc. Within our Revenue Enhancement and Global Payments Consulting business segments, cost reduction efforts were carried out in the latter half of fiscal 2001. These efforts resulted in a decrease of approximately $9.3 million from lower personnel costs such as salaries and travel along with a reduction in the use of third-party contractors. These decreases were offset by an approximate $10.2 million increase from a full year of costs from Check Solutions. The year-over-year growth in fiscal 2001 can be attributed to both the write-off of Vault software and the prepaid royalty with Exchange Applications, Inc. previously discussed and the increase in cost of revenues of approximately $13.6 million following our acquisition of Check Solutions in June 2001.

Cost of Consulting: Cost of consulting consists of primarily personnel costs related to our consulting engagements within our Revenue Enhancement and Global Payments Consulting business segments. The cost of consulting decreased 27% to $25.1 million in fiscal 2002 from $34.3 million in fiscal 2001 and decreased 10% from $38.2 million in fiscal 2000. As a percentage of consulting fees revenue, cost of consulting decreased to 64% in fiscal 2002 from 81% in fiscal 2001, but increased from 53% in fiscal 2000. The decrease in fiscal 2002 was primarily related to reduced personnel and contract labor costs through cost reduction efforts, especially within our Global Payments Consulting business segment. These cost reductions were consistent with our expected decline in consulting revenues. The fiscal 2001 increase in the percentage of the cost of consulting as a percentage of consulting fees revenue is primarily related to decreased consulting fee revenue due to the decline in both financial institution consolidations and discretionary IT spending. The unanticipated events of September 11, 2001 also negatively affected customer purchasing decisions. Because the majority of our consulting fee revenue is derived from value-priced engagements within our Revenue Enhancement business segment, which engagements fluctuate significantly from period-to-period in both number and dollar value, the gross margins also fluctuate based on the amount of value-priced consulting fee revenue recognized in each period.

Cost of Software Licenses: Cost of software licenses consists principally of amortization of capitalized and acquired software costs and royalties payable to third parties. Cost of software licenses increased 18% to $7.7 million in fiscal 2002 from $6.5 million in fiscal 2001 and increased 25% from $5.2 million in fiscal 2000. As a percentage of software license fees, cost of software licenses decreased to 20% in fiscal 2002 from 26% in fiscal 2001 and decreased from 29% in fiscal 2000. Despite the relatively fixed nature of the amortization of the capitalized software costs and acquired technology costs, cost of software license as a percentage of software license fees will fluctuate based on the level of software revenue recognized.

In connection with software license and maintenance agreements entered into with certain banks and purchase agreements with vendors under which we acquired software technology used in products sold to our customers, we are required to pay royalties on sales of certain software products, including four Back Office products and the Branch Truncation Management product. Under these arrangements, we accrue royalty expense when the associated revenue is recognized. The royalty percentages generally range from 20% to 30% of the associated revenue. Approximately $2.4 million, $1.7 million and $1.6 million of royalty expense was recorded under these agreements in the fiscal years ended January 31, 2003, 2002 and 2001, respectively. Royalty expense is included as a component of the cost of software license fees and cost of software maintenance fees in the accompanying consolidated statements of operations. Depending on our future product mix, our margins from software license fees may be negatively impacted by increased software royalty expense.

Write-off of Capitalized Software Costs and Prepaid Software Royalties: During the quarterly period ended July 31, 2001, in connection with our periodic impairment review of our portfolio of software products, the Vault software acquired in the X-Port business combination in May 2000 was deemed to be impaired. Based on our calculation of the expected cash flows of the product, a $2.8 million non-cash charge was recorded. The charge resulted from the loss of two key transactions and the projected changes in the approach to selling and delivering the software and related services under a time or usage model.

Effective March 31, 2001, we entered into an alliance with Exchange Applications, Inc. ("Xchange"). As part of this alliance we became the exclusive provider of the EnAct customer relationship software and methodology to the banking industry. Under the EnAct agreement, we became obligated for guaranteed royalty payments of $12.5 million. Based on our periodic evaluation of the future cash flows associated with this product, a liability for the remaining $2.5 million obligation was accrued at October 31, 2001, and the carrying value of the prepaid software royalties, at that time, of $9.7 million was reduced to zero. This resulted in a charge of $12.2 million to costs of revenue during the quarterly period ended October 31, 2001. During December 2001, we negotiated with Xchange and received a commitment for $960,000 as a partial offset to expenses incurred to enhance and support the EnAct software for the existing customer base. We reflected the $960,000 reimbursement as a ratable reduction in costs of revenue over the period November 1, 2001 through April 30, 2002.

During the quarterly period ended January 31, 2003, in connection with our periodic impairment review of our portfolio of software products, the eiManager product acquired in the AIS business combination in January 2000 was deemed to be impaired. Based on the Company's calculation of the expected future cash flows of the product, a $586,000 non-cash charge was recorded.

Effective June 2001, we entered into a software license agreement with Actuate Corporation in which the Company would integrate Actuate Corporation's software with our Global Tracking and Cash Solutions within the Global Payments Technologies business segment. We prepaid $400,000 for 40 copies of the software. Based on the expected sales forecasts of this product a $368,000 non-cash charge was recorded in the quarterly period ended January 31, 2003.

These costs are summarized below (in thousands):

	Write-off of Capitalized Software Costs and Prepaid Software Royalties
Year Ended January 31, 2002	
Capitalized X-Port Vault product costs	$ 2,819
Write-off of prepaid software royalties with Exchange Applications, Inc.	12,212
Total recorded in the year ended January 31, 2002	$15,031
Year Ended January 31, 2003	
Capitalized eiManager product costs	$ 586
Write-off of prepaid software royalties with Actuate Corporation.	368
Total recorded in the year ended January 31, 2003	$ 954

Cost of Software Maintenance: Cost of software maintenance consists primarily of personnel and facility costs to provide product and customer support activities. Costs of software maintenance increased 30% to $10.8 million in fiscal 2002 from $8.3 million in fiscal 2001 and increased 196% from $2.8 million in fiscal 2000. As a percentage of software maintenance fees, cost of maintenance decreased to 26% in fiscal 2002 from 32% in fiscal 2001, but increased from 25% in fiscal 2000. The year-over-year increase in cost of maintenance in fiscal 2002 resulted from our operations containing Check Solutions for the entire fiscal year. The amount of this increase was $1.9 million. The heritage Carreker maintenance costs increased approximately $600,000. The year-over-year increase in cost of maintenance in fiscal 2001 is a result of the addition of Check Solutions following the acquisition of that company in June 2001. The amount of these costs in fiscal 2001 was $3.7 million. Additionally, the heritage Carreker maintenance costs increased $1.8 million in fiscal 2001. Costs of maintenance and cost of maintenance as a percentage of maintenance revenue fluctuates as a result of the timing related to the introduction of new products, a trend we expect to continue. In the first and second quarters of fiscal 2002, we introduced several new Fraud Mitigation products derived from the heritage Carreker product suite that resulted in increased maintenance costs. In fiscal 2001, we released two new products. We released iCom, an internet based cash inventory management tool and Adjustments Express, an image enabled, automated adjustment solution derived from the Check Solutions acquisition.

Cost of Software Implementation: Cost of software implementation increased 27% to $19.5 million in fiscal 2002 from $15.3 million in fiscal 2001 and increased 179% from $5.5 million in fiscal 2000. As a percentage of software implementation fees, cost of software implementations increased to 80% in fiscal 2002 from 74% in fiscal 2001 and increased from 59% in fiscal 2000. The acquisition of Check Solutions increased these costs of software implementation $3.8 million and $6.7 million during fiscal years 2002 and 2001, respectively. The underlying heritage Carreker costs of software implementation were essentially flat for fiscal 2002 as compared to fiscal 2001. However, in fiscal 2001 the heritage Carreker cost of implementations increased $3.2 million as compared to fiscal 2000. The addition of the

EnAct customer relationship software and methodology obtained from an alliance with Xchange accounts for approximately $1.2 million with the balance resulting from non-billable time and travel, which was due to delays in implementation efforts caused by the litigation with PegaSystems, Inc., during the latter half of fiscal 2001. This increase can be attributed to pricing pressure resulting in reduced margins and competitive pressures from both third parties and customer staff availability.

Out-of-Pocket Expenses: These costs represent travel, meals and other sundry expenses incurred by our employees. These costs are invoiced to the customer, without mark-up, usually on a monthly basis. Certain customer contracts do contain expense maximums, so in certain cases not all expenses incurred can be passed along to the customer.

Operating Costs and Expenses:

Selling General and Administrative: Selling general and administrative expenses generally consist of personnel costs such as salaries, commissions and other incentive compensation along with travel associated with selling, marketing, general management and software management. Additionally, the provision for doubtful accounts, as well as professional services and other related costs are classified within selling, general and administrative expense. Selling, general and administrative expenses increased 0.4% to $50.1 million in fiscal 2002 from $49.9 million in fiscal 2001 and increased 57% from $31.7 million in fiscal 2000. As a percentage of total revenues, selling, general and administrative expenses were 33% in fiscal 2002, 40% in fiscal 2001 and 26% in fiscal 2000. In fiscal 2002, our operations included Check Solutions for the entire fiscal year and selling, general and administrative costs attributed to Check Solutions increased 11% to $10.9 million from $9.8 million in fiscal 2001. We have continued to control costs through reduced staffing levels, however these efforts have been offset by increases in professional services and also increased health insurance and directors and officers insurance. The year-over-year increase in fiscal 2001, as compared to fiscal 2000, resulted from our operations including Check Solutions following our acquisition of that company in June 2001. The acquisition increased selling, general and administrative expenses by $9.8 million. The underlying heritage Carreker selling, general and administrative cost also increased $8.4 million from increased personnel costs, contract labor, travel and infrastructure costs related to the implementation of the PeopleSoft ERP system.

Research and Development: Research and development expenses consist primarily of personnel, contract labor, travel and facilities expenses incurred by our research and development organization. These expenses were $11.3 million in fiscal 2002, $10.8 million in fiscal 2001 and $6.1 million in fiscal 2000, representing 8% of total revenues in fiscal 2002, 9% of total revenues in 2001 and 5% of total revenues in fiscal 2000. In fiscal 2002, our operations included Check Solutions for the entire fiscal year, and research and development expenses related to Check Solutions decreased to $7.9 million in fiscal 2002 from $8.2 million in fiscal 2001. The Check Solutions decrease is primarily the result of the expenses related to the development of their Adjustments Express Back Office Solution, which was released in the fourth quarter of fiscal 2001. The heritage Carreker research and development expenses increased to $3.4 million in fiscal 2002 from $2.6 million in fiscal 2001, but decreased from $6.1 million in fiscal 2000. The increase in fiscal 2002 is a result of less capitalized development projects in fiscal 2002 as compared to fiscal 2001. The decrease in research and development costs in fiscal 2001 was the result of the discontinuance of the CheckFlow Suite during July 2001.

In accordance with SFAS No. 86, *"Accounting for Costs of Computer Equipment to be Sold, Leased or Otherwise Marketed,"* we capitalized $103,000 in fiscal 2002 as compared to $4.0 million in fiscal 2001 and $928,000 in fiscal 2000. The capitalization of CheckFlow Services Packs No. 1 and No. 2 was $1.1 million and $721,000 in fiscal 2001 and 2000, respectively. This version was never released due to our decision to no longer actively market the base CheckFlow product in July 2001. These costs were written off as a component of merger, restructuring and other charges in the second quarter of fiscal 2001. Other capitalized research and development projects in fiscal 2001 consisted of $1.1 million for iCom, an enterprise wide cash inventory management tool and $1.7 million related to four products within our Fraud Mitigation Solution line. Software development costs of a product are capitalized from the time technological feasibility is reached until the general release of the product. We establish technological feasibility through the process of creating a detailed program design and reviewing the detailed program design for any high risk development issues. Capitalization only occurs if we believe costs capitalized are recoverable through future sales of the software product under development. We expect a higher level of capitalized software development in fiscal 2003.

Amortization of Goodwill and Intangible Assets: Amortization of goodwill and intangible assets decreased to $1.4 million in fiscal 2002 from $4.3 million in fiscal 2001. The amortization results from the periodic recognition of amortization expense of intangible customer relationships acquired in the Check Solutions acquisition. The reduction in amortization of $2.9 million was caused by the adoption of Statement of Financial Accounting Standards ("SFAS") No. 141 and No. 142 effective February 1, 2002. With the adoption of these standards, goodwill and other indefinite lived intangibles ceased to be amortized. See further discussion in Note 2 and 5 to our Consolidated Financial Statements regarding the adoption of SFAS No. 141 and No. 142.

Goodwill Impairment: During the fourth quarter of the year ended January 31, 2003, the Company performed its annual evaluation for goodwill impairment resulting in a charge of $46.0 million. The impairment charge was recorded to the Global Payments Technologies ("GPT") segment as all of the Company's goodwill has been assigned to the GPT segment. The fair value of the reporting unit to which goodwill is assigned was determined to be less than its carrying amount. Thus, an allocation of the estimated fair value of the reporting unit to all of the assets and liabilities of the reporting unit was made to determine the excess of fair value over amounts allocated to net assets. The excess represents the estimated fair value of the goodwill which was compared to recorded goodwill as of the evaluation date of November 1, 2002 and resulted in an impairment charge of $46.0 million. The fair values used in this evaluation were estimated based upon the consideration of a number of fair value estimation techniques including a discounted cash flow analysis and consideration of the market price of the Company's stock. The assumptions in the discounted cash flow analysis include future revenue volume levels, price levels and rates of increases in operating expenses to compute projected cash flows for the reporting unit and other intangible assets within the reporting unit. A discount rate of 26% was applied to determine discounted cash flows. The Company believes the assumptions used to estimate future cash flows for this evaluation are reasonable. However, if market conditions continue to deteriorate, discount rates increase or if changes occur in the estimated projections with respect to the GPT business, the Company may be required to record additional impairment charges, the amount of which could be material to the Company's results of operations.

Merger, Restructuring and Other Charges: We recorded various Merger, restructuring and other charges during the fiscal years ended January 31, 2003 and 2002 as follows (in thousands):

	Workforce Reductions	Charges relating to CheckFlow Suite	Facility Closures	Other	Total
Fiscal Year Ended January 31, 2002:					
Quarterly period ending July 31, 2001	$1,925	$ 9,705	$240	$298	$12,168
Quarterly period ending October 31, 2001	—	4,239	—	—	4,239
Quarterly period ending January 31, 2002	3,483	74	200	—	3,757
Total year ended January 31, 2002	$5,408	$14,018	$440	$298	$20,164
Fiscal Year Ended January 31, 2003:					
Quarterly period ending January 31, 2003	633	—	—	—	633
Total year ended January 31, 2003	$ 633	$ —	$ —	$ —	$ 633

In connection with the acquisition of Check Solutions during the quarter ended July 31, 2001, we recorded $14.5 million in merger-related costs (consisting of $10.2 million attributable to cost of revenues, $2.3 million attributable to research and development, and $2.0 million attributable to selling, general and administrative costs).

Included in this charge was $1.9 million of cash termination benefits associated with the separation of 50 employees. Most of the affected employees left their positions during the quarterly period ending October 31, 2001.

After an extensive review of the CheckFlow Suite product line, management determined that the CheckFlow Suite was no longer viable in the market in the form originally developed. We developed the CheckFlow Suite with Pegasystems, Inc. ("Pega") under a Product Development, Distribution and Sublicensing Agreement effective May 5, 1999 ("the Agreement"). Pega filed suit to restrain us from developing, marketing, licensing, advertising, leasing, or selling any products, including certain Back Office products acquired during the Check Solutions business combination, that allegedly competed with the products jointly developed under the Agreement. The charges related to the discontinuance of the CheckFlow Suite and the estimated settlement with Pega were as follows (in thousands):

Write-off of capitalized software costs	$3,711
Settlements and estimated implementation costs for existing CheckFlow customer	4,263
Write-off of prepaid royalties previously paid to Pega	606
Estimated settlement with Pega	1,125
Total	$9,705

In connection with the Check Solutions acquisition, a $2.3 million in-process research and development charge was recorded reflecting the estimated fair value of acquired research and development projects at Check Solutions, which have not yet reached technological feasibility.

Included in the merger, restructuring and other charges recorded is a facility closure charge of $240,000 for office space, which will no longer be utilized.

On October 1, 2001, the Delaware Chancery Court granted Pega's motion for preliminary injunction. On November 5, 2001, all matters relating to various legal and administrative actions surrounding this dispute were settled. Under this Settlement Agreement, we agreed to pay settlement and legal costs totaling $5.4 million (of which $1.1 million was accrued at July 31, 2001), which includes royalties on prior period sales of the four Back Office products. Consistent with the prior Agreement, we will continue to pay Pega royalties based on future sales of the four Back Office products through October 31, 2006. The resulting settlement and legal costs incurred in excess of the initial $1.1 million accrual recorded in the period ended July 31, 2001 were recorded as a component of Merger, restructuring and other charges in the quarterly period ended October 31, 2001.

During the quarterly period ended January 31, 2002, we implemented a reduction in the workforce to adjust staffing levels to a level sufficient to support projected business activities. Primarily, as a result of the reductions approximately 95 employees were terminated and a charge of $3.5 million, related to severance costs including the termination of the agreement with the former owner of X-Port, and an additional $200,000 for facility closures and $74,000 of additional charges related to the CheckFlow Suite.

During the quarterly period ended January 31, 2003, we recorded a charge of $633,000 relating to a reduction in the workforce for 44 employees that were terminated.

The activity related to the accrued merger and restructuring charge reserve balance during the years ended January 31, 2003 and 2002 is as follows (in thousands):

	Workforce Reductions	Charges relating to CheckFlow Suite	Facility Closures	Other	Total
Reserve balance at January 31, 2001	$ —	$ —	$ —	$ —	$ —
Additions to reserve balance:					
Merger, restructuring and other charges	5,408	14,018	440	298	20,164
Reductions to reserve balances:					
Cash paid	(1,866)	(2,774)	(73)		(4,713)
Non-cash charges against reserve	—	(3,903)	—	(298)	(4,201)
Reserve Balance at January 31, 2002	3,542	7,341	367	—	11,250
Additions to reserve balance:					
Merger, restructuring and other charges	633	—	—	—	633
Reductions to reserve balances:					
Cash paid	(3,222)	(6,068)	(243)	—	(9,533)
Reserve Balance at January 31, 2003	$ 953	$ 1,273	$ 124	$ —	$ 2,350

During the quarterly period ended January 31, 2003, we recorded a charge of $2.3 million for professional fees related to the special investigation and restatement of our financial statements, of which $1.4 million remains accrued at January 31, 2003.

Other Income (Expense): Other income and expense is comprised mainly of interest income and interest expense.

Interest income consists of interest earned on cash, cash equivalents and short-term investments. Interest income decreased 74% to $414,000 in fiscal 2002 from $1.6 million in fiscal 2001 and decreased 19% from $2.0 million in fiscal 2000. The decreases primarily result from lower average cash, cash equivalents and investment balances resulting from the use of $65.2 million of cash and short-term investments to fund the Check Solutions acquisition.

Interest expense is primarily the result of borrowings used to fund the Check Solutions acquisition in June 2001. Interest expense increased 14% to $2.6 million in fiscal 2002 from $2.3 million in fiscal 2001 and from $64,000 in fiscal 2000. A full year of interest expense on long-term borrowings we committed to in June 2001 to finance a portion of the Check Solutions acquisition is reflected in fiscal 2002 as compared to just eight months in fiscal 2001. This increase was offset by lower interest rates and the pay down of $19.0 million on the revolving credit agreement during fiscal 2002.

The other income amount in fiscal 2002 is comprised mainly of foreign currency gains and losses.

Provision (Benefit) for Income Taxes: The provision (benefit) for income taxes is based on the estimated annual effective tax rate, and includes federal, state and foreign income taxes. Our effective income tax rate was 3.6% in fiscal 2002, 3.0% in fiscal 2001 and 38.0% in fiscal 2000. The lower tax rates in fiscal 2002 and 2001 were due to losses we incurred from which we have not yet obtained a tax benefit. For us to realize the benefit of our net operating loss carryforward and other deferred tax assets recorded as of January 31, 2003, we must generate future taxable income. Due to significant losses incurred in both fiscal 2002 and 2001, we concluded that the "more likely than not" criteria required for recognition of deferred tax assets under SFAS No. 109, *Accounting for Income Taxes* was not met at both January 31, 2003 and 2002. Thus, a valuation allowance was recorded in both fiscal 2002 and 2001 to fully reserve the net deferred tax assets which resulted in the unbenefitted losses.

On March 7, 2002, the federal tax law changed to allow net operating losses for taxable years ending in 2001 and 2002 to be carried back an additional three years. Consistent with the requirements of SFAS No. 109, the impact of this change in tax law and related five year carryback was not used in the determination of the Company's tax provision and related deferred tax valuation allowance for the year ended January 31, 2002. The impact from this change in tax law, including any reduction in the valuation allowance as a result of the expanded carryback period, was reflected in our tax provision for the quarterly period ended April 30, 2002. This resulted in a tax benefit of approximately $1.9 million in fiscal 2002 which was partially offset by state and foreign taxes.

At January 31, 2003, we had available net operating loss carryforwards of approximately $936,000, which expire in 2023.

Selected Consolidated Quarterly Results of Operations (unaudited)

The following table sets forth unaudited quarterly data for each of our last eight quarters ended January 31, 2003. We believe all material adjustments necessary to present fairly the results of operations of the Company have been made. The amounts reflect our originally reported results, and with respect to those periods that have been restated, our restated results.

	Three Months Ended					
			July 31, 2002(1)		April 30, 2002(1)	
	Jan. 31, 2003	Oct. 31, 2002	As Reported	Restated	As Reported	Restated
	(in thousands, except per share data)					
Statement of Operations Data:						
Revenues:						
Consulting fees	$ 8,527	$ 8,136	$ 12,946	$ 12,946	$ 9,095	$ 9,595
Software license fees	5,516	6,330	7,864	12,058	9,339	14,042
Software maintenance fees	8,477	11,624	11,047	11,090	10,034	10,667
Software implementation fees	4,829	6,589	5,526	5,695	6,746	7,197
Out-of-pocket expense reimbursements	1,102	1,498	1,670	1,670	2,188	2,188
Total revenues	28,451	34,177	39,053	43,459	37,402	43,689
Cost of revenues:						
Consulting fees	5,444	5,650	7,119	7,119	6,854	6,854
Software license fees	2,076	1,864	1,655	2,068	1,505	1,693
Write-off of capitalized software costs and Prepaid software royalties(3)	954	—	—	—	—	—
Software maintenance fees	3,043	2,486	2,475	2,475	2,769	2,769
Software implementation fees	5,016	4,651	4,691	4,691	5,138	5,138
Out-of-pocket expenses	1,390	1,582	1,939	1,939	2,337	2,337
Total cost of revenues	17,923	16,233	17,879	18,292	18,603	18,791
Gross profit	10,528	17,944	21,174	25,167	18,799	24,898
Operating costs and expenses:						
Selling, general and administrative	12,124	12,573	12,558	12,558	12,846	12,846
Research and development	1,920	3,226	3,175	3,175	2,986	2,986
Amortization of intangible assets(6)	350	350	350	350	350	350
Goodwill impairment(7)	46,000	—	—	—	—	—
Restructuring and other charges(3)	2,945	—	—	—	—	—
Total operating costs and expenses	63,339	16,149	16,083	16,083	16,182	16,182
Income (loss) from operations	(52,811)	1,795	5,091	9,084	2,617	8,716
Other income (expense), net	—	(414)	(620)	(620)	(630)	(630)
Income (loss) before provision (benefit) for income taxes	(52,811)	1,381	4,471	8,464	1,987	8,086
Provision (benefit) for income taxes(4)	(584)	392	447	547	(1,700)	(1,605)
Net income (loss)	$ (52,227)	$ 989	$ 4,024	$ 7,917	$ 3,687	$ 9,691
Basic earnings (loss) per share(5)	$ (2.22)	$ 0.04	$ 0.17	$ 0.34	$ 0.17	$ 0.43
Diluted earnings (loss) per share(5)	$ (2.22)	$ 0.04	$ 0.17	$ 0.33	$ 0.16	$ 0.43
Shares used in computing basic earnings per share(5)	23,547	23,544	23,397	23,397	22,302	22,302
Shares used in computing diluted earnings per share(5)	23,547	23,907	24,005	24,005	22,697	22,697
Balance Sheet Data:						
Cash, cash equivalents and short-term investments	$ 26,986	$ 25,639	$ 33,990	$ 33,990	$ 28,222	$ 28,222
Working capital	17,888	24,101	38,920	28,944	36,643	22,825
Total assets	110,108	173,185	194,255	187,508	197,207	186,654
Long-term debt	25,000	28,000	35,000	35,000	41,500	41,500
Total stockholders' equity	48,598	100,825	111,712	99,800	106,097	90,292

	Three Months Ended							
	Jan. 31, 2002(1)(2)		Oct. 31, 2001(1)(2)		July 31, 2001(1)(2)		April 30, 2001(1)	
	As Reported	Restated	As Reported	Restated	As Reported	Restated	As Reported	Restated
	(in thousands, except per share data)							
Statement of Operations Data:								
Revenues:								
Consulting fees	$ 10,276	9,776	7,066	7,066	$ 10,655	$ 10,655	$ 14,845	$ 14,845
Software license fees	15,830	9,632	7,169	6,919	12,057	4,985	5,235	3,617
Software maintenance fees	10,456	8,636	9,257	8,336	6,437	5,739	3,197	3,197
Software implementation fees	6,188	6,866	6,192	7,164	4,703	4,704	2,127	1,989
Out-of-pocket expense reimbursements	1,707	1,707	2,612	2,612	2,231	2,231	3,061	3,061
Total revenues	44,457	36,617	32,296	32,097	36,083	28,314	28,465	26,709
Cost of revenues:								
Consulting fees	7,163	7,163	8,090	8,090	8,974	8,974	10,095	10,095
Software license fees	2,711	1,898	1,838	1,910	1,631	1,610	1,139	1,092
Write-off of capitalized software costs and Prepaid software royalties(3)	—	—	12,089	12,212	2,819	2,819	—	—
Software maintenance fees	2,635	2,635	2,473	2,473	2,007	2,007	1,196	1,196
Software implementation fees	4,316	4,316	5,539	5,539	3,748	3,748	1,725	1,725
Out-of-pocket expenses	1,763	1,763	3,027	3,027	2,999	2,999	3,110	3,110
Total cost of revenues	18,588	17,775	33,056	33,251	22,178	22,157	17,265	17,218
Gross profit	25,869	18,842	(760)	(1,154)	13,905	6,157	11,200	9,491
Operating costs and expenses:								
Selling, general and administrative	14,573	14,573	13,186	13,186	13,216	13,216	8,937	8,937
Research and development	3,842	3,842	3,742	3,742	2,392	2,392	867	867
Amortization of goodwill and intangible assets(6)	1,724	1,627	1,709	1,627	1,142	1,085	—	—
Merger, restructuring and other charges(3)	3,757	3,757	4,239	4,239	15,596	14,468	—	—
Total operating costs and expenses	23,896	23,799	22,876	22,794	32,346	31,161	9,804	9,804
Income (loss) from operations	1,973	(4,957)	(23,636)	(23,948)	(18,441)	(25,004)	1,396	(313)
Other income (expense), net	(782)	(782)	(664)	(664)	(36)	(36)	686	686
Income (loss) before provision (benefit) for income taxes	1,191	(5,739)	(24,300)	(24,612)	(18,477)	(25,040)	2,082	373
Provision (benefit) for income taxes(4)	67	67	2,100	(284)	(6,836)	(1,563)	770	138
Net income (loss)	$ 1,124	$ (5,806)	$ (26,400)	$ (24,328)	$ (11,641)	$ (23,477)	$ 1,312	$ 235
Basic earnings (loss) per share(5)	$ 0.05	$ (0.27)	$ (1.21)	$ (1.11)	$ (0.53)	$ (1.07)	$ 0.06	$ 0.01
Diluted earnings (loss) per share(5)	$ 0.05	$ (0.27)	$ (1.21)	$ (1.11)	$ (0.53)	$ (1.07)	$ 0.06	$ 0.01
Shares used in computing basic earnings per share(5)	21,896	21,896	21,890	21,890	21,863	21,863	21,764	21,764
Shares used in computing diluted earnings per share(5)	21,896	21,896	21,890	21,890	21,863	21,863	22,732	22,732
Balance Sheet Data:								
Cash, cash equivalents and short-term investments	$ 25,674	$ 25,674	$ 24,707	$ 24,707	$ 34,364	$ 34,364	$ 68,633	$ 68,633
Working capital	23,734	4,130	23,929	11,301	46,442	34,207	113,862	108,965
Total assets	199,694	184,899	205,456	191,970	232,072	213,198	148,123	145,147
Long-term debt	44,000	44,000	45,000	45,000	45,000	45,000	—	—
Total stockholders' equity	92,219	70,628	91,009	76,349	117,289	100,557	128,040	123,143

(1) See Note 3 of the Notes to Consolidated Financial Statements for information regarding restatement of the financial statements and related financial information. The as reported column includes certain reclassifications. See Note 2 of the Notes to Consolidated Financial Statements for information regarding reclassification of certain prior year amounts to conform to current year presentation.

(2) On June 6, 2001, we completed the acquisition of Check Solutions Company, a New York general partnership ("Check Solutions"). The operating results of Check Solutions are included in our results of operations from the date of acquisition. See Note 4 of our Notes to Consolidated Financial Statements for information concerning our acquisition of Check Solutions.

(3) See Notes 15 and 16 of our Notes to Consolidated Financial Statements for information concerning the Merger, Restructuring and Other Charges and Write-off of Capitalized Software Costs and Prepaid Software Royalties for the year ended January 31, 2002.

(4) See Note 8 of our Notes to Consolidated Financial Statements for information concerning the provision (benefit) for income taxes for the year ended January 31, 2002.

(5) See Notes 2 and 12 of our Notes to Consolidated Financial Statements for information concerning the calculation of basic and diluted earnings per share.

(6) Effective February 1, 2002, we adopted SFAS No. 142, *"Goodwill and Other Intangible Assets,"* (SFAS 142). Under SFAS 142 we no longer amortize goodwill and intangible assets with indefinite lives. These assets are subject to annual impairment tests. See Note 5 of our Notes to Consolidated Financial Statements.

(7) See Note 5 of our Notes to Consolidated Financial Statements for information concerning goodwill impairment.

Our quarterly results may vary significantly depending primarily on factors, such as:

- timing of contract execution and revenue recognition;
- increases in costs beyond anticipated levels, especially in the context of costs incurred under value-pricing contracts;
- the degree of customer acceptance of new solutions;
- fluctuations or delays in schedules for implementation of software licensed to customers;
- the introduction of new or enhanced solutions by us or our competitors;
- our mix of revenues derived from consulting and management service fees on the one hand, and software-related fees on the other;
- customer budget cycles and priorities and purchasing cycles;
- competitive conditions in the industry;
- seasonal factors;
- war, terrorist acts and civil unrest;
- timing of consolidation decisions by customers;
- the extent of customers' international expansion; and
- general economic conditions.

Because of the above factors, along with items such as merger, restructuring and other charges and write-off of capitalized software costs and prepaid software royalties, the results of any particular quarter may not be indicative of the results for the full year.

Liquidity and Capital Resources

Historically, we have funded our operations and cash expenditures primarily with cash generated from operating activities. At January 31, 2003, we had working capital of $17.9 million compared to $4.1 million at January 31, 2002. We had $27.0 million in cash and cash equivalents at January 31, 2003, an increase of $1.3 million from $25.7 million in cash and cash equivalents at January 31, 2002. At January 31, 2003, we had $25.0 million of long-term debt compared to $44.0 million at January 31, 2002. We expect that existing cash and cash generated from operating activities will be sufficient to meet our presently anticipated requirements for the foreseeable future.

Cash provided by operating activities was $12.3 million in fiscal 2002 compared to cash used in operating activities of $7.8 million in fiscal 2001 and cash provided by operating activities of $11.2 million in fiscal 2000. Operating cash flows increased during the fiscal year ended January 31, 2003 as a result of efforts to reduce our headcount in fiscal 2002 compared to 2001. This increase was offset by the payment of incentive compensation amounts in the quarterly period ended April 30, 2002 to both current and former Check Solutions employees.

Average days' sales outstanding fluctuate for a variety of reasons, including the timing of billings specified by contractual agreement, and receivables for expense reimbursements. The following table contains the quarterly days' sales outstanding (DSO):

Quarter ended	DSO
January 31, 2003	72
October 31, 2002	97
July 31, 2002	73
April 30, 2002	76
January 31, 2002	92

The increase in DSO for the quarterly period ended October 31, 2002 can be primarily attributed to a 21% decrease in total revenues from the quarterly period ended July 31, 2002 along with a 5% increase in the accounts receivable balance over the same period.

Cash used in investing activities during fiscal 2002 was $3.6 million, and was primarily related to the purchases of property and equipment. Cash used in investing activities during fiscal 2001 was $72.6 million, and was primarily related to the acquisition of Check Solutions Company. Cash used in investing activities during fiscal 2000 was $11.1 million, and was primarily related to the purchase of two companies, Automated Integrated Solutions, Inc. and X-Port Software, Inc., along with purchases of property and equipment. We expect purchases of property and equipment in fiscal 2003 to be consistent with 2002, although we do believe that capitalized computer costs will be more consistent with fiscal 2001 amounts.

Financing activities used cash of $7.4 million in fiscal 2002, and provided cash of $43.0 million in fiscal 2001 and $37.0 million in fiscal 2000. The cash used in financing activities during fiscal 2002 was comprised of $19.0 million of payments on our revolving credit agreement offset by $2.3 million of stock option proceeds and proceeds from a private placement of our common stock on April 5, 2002. The net proceeds from the private placement of $9.3 million were used to satisfy obligations due certain employees of Check Solutions of approximately $6.7 million with the remainder used for working capital. Cash provided by financing activities in fiscal 2001 resulted primarily from $45.0 million drawn on our revolving credit agreement entered into to partially fund the Check Solutions acquisition. The cash provided by financing activities in fiscal 2000 related to our public offering of 2,000,000 shares of common stock on November 3, 2000, which resulted in net proceeds of $31.5 million after deducting the costs of the offering.

On June 6, 2001, we entered into a three-year revolving credit agreement with a group of banks in an amount not to exceed $60.0 million to fund the acquisition of Check Solutions. At January 31, 2003 and 2002, we had outstanding borrowings of $25.0 million and $44.0 million, respectively, under the credit agreement. All outstanding borrowings are due on June 5, 2004. Borrowings under the credit agreement currently bear interest equal to either the greater of prime or federal funds rate plus a margin ranging from 0.50% to 1.25% depending on our ratio of funded debt to Earnings Before Interest, Taxes Depreciation and Amortization ("EBITDA"); or London Interbank Offered Rate ("LIBOR") plus a margin equal to 2.00% to 2.75% depending on our ratio of funded debt to EBITDA. Interest payments are due quarterly. We are required to pay a commitment fee equal to 0.375% to 0.50% depending on our ratio of funded debt to EBITDA on the unused amount of the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, some of which have been amended, including financial covenants requiring the maintenance of specified interest coverage, ratio of EBITDA to funded debt, and ratio of accounts receivable, cash and short-term investments to funded debt. Additionally, the payment of dividends is precluded subject to the approval of the banks. Substantially all of our assets collateralize this revolving credit agreement. During the quarter ended January 31, 2003, we were granted a waiver until April 30, 2003 to file our quarterly financial statements and corresponding compliance certification for the quarter ended October 31, 2002. We were granted a waiver of an event of default arising as a result of any inaccuracy in, or misstatement of, the financial statements or required certificates previously filed arising from the restatement of the financial statements. The banks have also consented to the addition of the goodwill impairment charge to net income (loss) in the calculation of EBITDA. As of January 31, 2003, we are in compliance with the covenants of the revolving credit agreement, as amended. While there can be no assurance, we believe we will continue to meet these covenants during the year ended January 31, 2004. Any instances of non-compliance would negatively impact our liquidity. Between February 1, 2003 and April 30, 2003, an additional $10.0 million was paid reducing outstanding borrowings to $15.0 million.

At January 31, 2003, we had material commitments for our operating leases, as described in Note 11 in our Notes to Consolidated Financial Statements, including commitments of approximately $3.8 million in fiscal 2003. In fiscal 2003, we expect capital expenditures to be similar to levels experienced in fiscal 2002. The following summarizes our contractual obligations at January 31, 2003 and the effect these contractual obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments Due by Period			
	Total	1 Year or Less	Years 2-3	After 3 Years
Revolving credit agreement	$25,000	$ —	$25,000	$ —
Operating leases	21,111	3,820	7,259	10,032
	$46,111	$3,820	$32,259	$10,032

On April 5, 2002, we sold 1,282,214 shares of our common stock to a group of investors in a private transaction. We utilized the approximately $9.3 million of net proceeds that were received from the sale to satisfy existing obligations due to certain former employees of Check Solutions, with the remainder being used for working capital. See Note 9 in Notes to our Consolidated Financial Statements.

We believe that current cash balances and expected future cash flows will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and other activities during fiscal 2003. However, if current sources are not sufficient to meet our needs, we may seek additional equity or debt financing. There can be no assurance that additional financing would be available on acceptable terms, if at all. The Company is presently involved in a number of class action lawsuits. The potential outcomes or resolutions of the class action lawsuits are unknown, but could include judgments against us, or settlements that could require substantial payments by us. See Note 13 in our notes to Consolidated Financial Statements. Further, we may in the future pursue acquisitions of businesses, products or technologies that could complement or expand our business and product offerings, and could change our financing needs. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward looking statement that involves risks and uncertainties, and actual results could vary. The failure to secure additional financing when needed could have a material adverse effect on our business, financial condition and results of operations.

Critical Accounting Policies

In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, we use certain estimates and assumptions that affect the reported amounts and related disclosures and our estimates may vary from actual results. We consider the following four accounting policies as the most important to the portrayal of our financial condition and those that require the most subjective judgment. Although we believe that our estimates and assumptions are reasonable, actual results may differ, and such differences could be significant to our financial results.

Revenue Recognition

Our revenue recognition policies are in accordance with Statement of Position ("SOP") 97-2, *"Software Revenue Recognition,"* as amended by SOP 98-9, *Modification of SOP 97-2, "Software Revenue Recognition with Respect to Certain Transactions,"* and Staff Accounting Bulletin ("SAB") No. 101, *"Revenue Recognition in Financial Statements."* In the case of software arrangements that require significant production, modification, or customization of software, or the license agreement requires the Company to provide implementation services that are determined to be essential to other elements of the arrangement, the Company follows the guidance in SOP 81-1, *"Accounting for Performance of Construction—Type and Certain Production—Type Contracts."*

Consulting Fees. We employ three primary pricing methods in connection with our delivery of consulting services. First, we may price our delivery of consulting services on the basis of time and materials, in which case the customer is charged agreed-upon daily rates for services performed and out-of-pocket expenses. In this case, we are generally paid fees and related amounts on a monthly basis, and we recognize revenues as the services are performed. Second, we may deliver consulting services on a fixed-price basis. In this case, we are generally paid on a monthly basis or pursuant to an agreed upon payment schedule, and we recognize revenues paid on a percentage-of-completion basis. We believe that this method is appropriate because of our ability to determine performance milestones and determine dependable estimates of our costs applicable to each phase of a contract. Because financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, costs are subject to revisions as the contract progresses. Anticipated losses on fixed-priced contracts are recognized when estimable. Third, we may deliver consulting services pursuant to a value-priced contract with the customer. In this case, we are paid, on an agreed upon basis with the customer, either a specified percentage of (1) the projected increased revenues and/or decreased costs that are expected to be derived by the customer generally over a period of up to twelve months following implementation of our solution or (2) the actual increased revenues and/or decreased costs experienced by the customer generally over a period of up to twelve months following implementation of our solution, subject in either case to a maximum, if any is agreed to, on the total amount of payments to be made to us. We must first commit time and resources to develop projections associated with value-pricing contracts before a bank will commit to purchase our solutions, and we therefore assume the risk of making these commitments with no assurance that the bank will purchase the solution. Costs associated with these value-pricing contracts are expensed as incurred. These contracts typically provide for us to receive a percentage of the projected or actual increased revenues and/or decreased costs, with payments to be made to us pursuant to an agreed upon schedule ranging from one to twelve months in length. We recognize revenues generated from consulting services in connection with value-priced contracts based upon projected results only upon completion of all services and agreement upon the actual fee to be paid (even though billings for these services may be delayed by mutual agreement for periods not to exceed twelve months). In an effort to allow customers to more closely match expected benefits from our services with payments to us, we may offer payment terms which extend beyond 12 months. When we enter into an agreement that has a significant component of the total amount payable under the agreement due beyond 12 months and it is determined payments are not fixed and determinable at the date the agreement is entered into, revenue under the arrangement will be recognized as payments become due and payable. When fees are to be paid based on a percentage of actual revenues and/or savings to our customers, we recognize revenues only upon completion of all services and as the amounts of actual revenues or savings are confirmed by the customer with a fixed payment date.

Costs associated with time and materials, fixed-priced and value-priced consulting fee arrangements are expensed as incurred and are included as a component of the cost of consulting fees.

We expect that value-priced contracts will continue to account for a large percentage of our revenues in the future. As a consequence of the use of value-priced contracts and due to the revenue recognition policy associated with those contracts, our results of operations will likely fluctuate significantly from period to period.

Regardless of the pricing method employed by us in a given contract, we are typically reimbursed on a monthly basis for out-of-pocket expenses incurred on behalf of our customers. Beginning February 1, 2002, we began to characterize reimbursements for out-of-pocket expenses incurred as revenue in the statement of operations and all comparative statements of operations have been revised to reflect this change.

Software License Fees. In the event that a software license is sold either together with implementation services or on a stand-alone basis, we are usually paid software license fees in one or more installments, as provided in the customer's contract but not to exceed 12 months. Under SOP 97-2, we recognize software license revenue upon execution of a contract and delivery of the software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. When the software license arrangement requires us to provide implementation services that are essential to the functionality of the software or significant production, customization or modification of the software, both the product license revenue and implementation fees are recognized as services are performed.

Software licenses are often sold as part of a multiple element arrangement that may include maintenance, implementation or consulting. We determine whether there is vendor specific objective evidence of fair value ("VSOEFV") for each element identified in the arrangement to determine whether the total arrangement fees can be allocated to each element. If VSOEFV exists for each element, the total arrangement fee is allocated based on the relative fair value of each element. In cases where there is not VSOEFV for each element, or if it is determined services are essential to the functionality of the software being delivered, or if significant product modification or customization of the software is required, we defer revenue recognition of the software license fees. However, if VSOEFV is determinable for all of the undelivered elements, and assuming the undelivered elements are not essential to the delivered elements, we will defer recognition of the full fair value related to the undelivered elements and recognize the remaining portion of the arrangement value through application of the residual method as set forth in SOP 98-9. Where VSOEFV has not been established for certain undelivered elements, revenue for all elements is deferred until those elements have been delivered or their fair values have been determined. Evidence of VSOEFV is determined for software products based on actual sales prices for the product sold to a similar class of customer and based on pricing strategies set forth in our price book. Evidence of VSOEFV for services (implementation and consulting) is based upon standard billing rates and the estimated level of effort for individuals expected to perform the related services. We establish VSOEFV for maintenance agreements using the percentage method such that VSOEFV for maintenance is a percentage of the license fee charged annually for specific software product, which in most instances is 20% of the portion of arrangement fees allocated to the software license element.

Although substantially all of our current software licenses provide for a fixed-price license fee, some licenses provide for the customer to pay a monthly license fee based on the actual use of the software product. The level of license fees earned by us under this arrangement will vary based on the actual amount of use by the customer. Revenue under these arrangements is recognized on a monthly basis.

Software Maintenance Fees. In connection with our sale of a software license, a customer may elect to purchase software maintenance services. Most of the customers that purchase software licenses from us also purchase software maintenance services, which typically are renewed annually. We charge an annual maintenance fee, which is typically a percentage of the initial software license fee. The annual maintenance fee generally is paid to us at the beginning of the maintenance period, and we recognize these revenues ratably over the term of the related contract. If the annual maintenance fee is not paid at the beginning of the maintenance period, we defer revenue recognition until the time the maintenance fee is paid by the customer.

Software Implementation Fees. In connection with the sale of a software license, a customer may elect to purchase software implementation services, including software enhancements, patches and other software support services. Most of the customers that purchase software licenses from us also purchase software implementation services. We price our implementation services on a time-and-material or on a fixed-price basis, and we recognize the related revenues as services are performed. Costs associated with these engagements are expensed as incurred.

Royalties

In connection with software license and maintenance agreements entered into with certain banks and purchase agreements with vendors under which we acquired software technology used in products sold to its customers, we are required to pay royalties on sales of certain software products, including four Back Office products and Branch Truncation Management product. Under these arrangements, we accrue royalty expense when the associated revenue is recognized. The royalty percentages generally range from 20%-30% of the associated revenues. Royalty expense is included as a component of the cost of software license fees and cost of software maintenance fees in the accompanying consolidated statement of operations.

Allowance for Doubtful Accounts

A large proportion of our revenues and receivables are attributable to our customers in the banking industry. Our trade accounts receivable balance is recorded net of allowances for amounts not expected to be collected from our customers. Because our accounts receivable are typically unsecured, we periodically evaluate the collectibility of our accounts based on a combination of factors, including a particular customer's ability to pay as well as the age of receivables. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us or if the collection of the receivable becomes doubtful due to a dispute that arises subsequent to the delivery of our products and services, we set up a specific reserve in an amount we determine appropriate for the perceived risk. If circumstances change, such as higher than expected defaults or an unexpected material adverse change in a customer's ability to meet their financial obligations to us, our estimates of recoverability of amounts due us could be reduced by a material amount.

Software Costs Capitalized, Goodwill, Other Intangible Assets and Other Long-Lived Assets

Software costs capitalized include developed technology acquired in acquisitions and costs incurred by us in developing our products which qualify for capitalization. We capitalize our development costs of software, other than internal use software, in accordance with Statement of Financial Accounting Standards No. 86, *"Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed"* ("SFAS 86"). Our policy is to capitalize software development costs incurred in developing a product once technological feasibility of the product has been established. Software development costs capitalized also include amounts paid for purchased software on products that have reached technological feasibility. Technological feasibility of the product is determined after completion of a detailed program design and a determination has been made that any uncertainties related to high-risk development issues have been resolved. If the process of developing the product does not include a detailed program design, technological feasibility is determined only after completion of a working model which has been beta tested. All software development costs capitalized are amortized using an amount determined as the greater of: (i) the ratio that current gross revenues for a capitalized software project bears to the total of current and future projected gross revenues for that project or (ii) the straight-line method over the remaining economic life of the product (generally three to six years).

Through January 31, 2002, goodwill and other intangible assets were amortized using the straight-line method over lives of 6 to 15 years. We adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142) effective February 1, 2002. Under SFAS 142, goodwill and indefinite lived intangibles are no longer amortized. See "Recently Issued Accounting Standards" in Note 2 of Notes to Consolidated Financial Statements. Goodwill and intangibles with indefinite lives are assessed on an annual basis for impairment at the reporting unit level by applying a fair value based test. We performed the initial impairment test of goodwill and intangibles with indefinite lives assets at February 1, 2002. The initial impairment analysis did not result in any write-down of capitalized costs.

We perform an annual impairment assessment on November 1st of each year, or when factors indicate that other long-lived assets should be evaluated for possible impairment, we use an estimate of undiscounted future net cash flows over the remaining life of the asset to determine if impairment has occurred. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent from other asset groups. An impairment in the carrying value of an asset is assessed when the undiscounted, expected future operating cash flows derived from the asset are less than its carrying value. Management believes that assumptions used to determine cash flows are reasonable, but actual future cash flows may differ from those estimated. If we determine an asset has been impaired, the impairment is recorded based on the estimated fair value of the impaired asset. During the quarterly period ended January 31, 2003, events and circumstances caused us to reevaluate goodwill resulting in an impairment charge of $46.0 million. Goodwill at January 31, 2003 totaled $21.2 million. Further deterioration in market conditions, increases in interest rates or changes in our projections with respect to the Global Payments Technologies reporting unit to which goodwill is allocated would result in additional impairment charges in the future.

Merger, Restructuring and Other Charges

During fiscal years 2001 and 2002, we recorded significant reserves in connection with our acquisition of Check Solutions and subsequent operational restructurings. These reserves contain significant estimates pertaining to work force reductions, and the settlement of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates.

Contingencies

We are subject to proceedings, lawsuits and other claims. We are required to assess the likelihood of any adverse judgments of outcomes to these matters as well as potential ranges of probable losses. A determination of the amount or reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in insurance coverage or approach such as change in settlement strategy.

Income Taxes

We recognize deferred tax assets or liabilities for the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. We review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of our cumulative net losses we have provided a full valuation allowance against our net deferred tax assets. In addition, we expect to provide a full valuation allowance of any future tax benefits until we can sustain a level of profitability that demonstrates our ability to utilize these assets.

Recently Issued Accounting Standards

In June 2002, the FASB issued SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* which addressed accounting for reorganization and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force ("EITF") 94-03, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)."* SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-03, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect timing of recognizing any future reorganization costs as well as the amount recognized. The provisions of SFAS 146 are effective for reorganization activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123,"* which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS 148 requires prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amends APB Opinion 28, *"Interim Financial Reporting,"* to require disclosure about those effects in interim financial information. These disclosure requirements are effective for our fiscal year ended January 31, 2003.

In November 2002, the EITF reached a consensus on Issue 00-21, *"Multiple Deliverable Revenue Arrangements."* EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. It also addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early application permitted. Companies may elect to report the change in accounting as a cumulative effect of a change in accounting principle in accordance with APB Opinion 20, *"Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements (an amendment of APB Opinion No. 28)."* We do not currently believe adoption will have a significant impact on our accounting for multiple element arrangements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

We invest our cash in a variety of financial instruments. These investments are denominated in U.S. dollars and maintained with nationally recognized financial institutions, and mutual fund companies.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS 115"). We treat all of our cash equivalents and short-term investments as available-for-sale under SFAS 115.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if forced to sell securities which have seen a decline in market value due to changes in interest rates. Our investment securities are held for purposes other than trading. At January 31, 2003, we did not hold any fixed-rate investments.

We currently have $25.0 million outstanding under our revolving credit agreement at January 31, 2003. As described in Note 6 of our Notes to Consolidated Financial Statements, the interest rate is variable. At January 31, 2003, the interest rate on $15.0 million of the debt was 4.94% and the interest rate on $10.0 million of the debt was 4.88%.

Foreign Currency Risk

We currently have operations in several international locations including Canada, United Kingdom, South Africa and Australia. As a result, we have assets and liabilities outside the United States that are subject to fluctuations in foreign currency exchange rates. Due to the nature of these operations, we currently utilize the U.S. Dollar as the functional currency for all international operations.

An insignificant portion of our accounts receivable balance at January 31, 2003, was denominated in a foreign currency. Our exposure to adverse movements to foreign exchange rates is not significant. Therefore, we do not currently hedge our foreign currency exposure; however, we do try to limit our foreign currency exposure by negotiating foreign currency exchange rates within our customer contracts. Historically, foreign currency gains and losses have not had a significant impact on our results of operations or financial position. We will continue to evaluate the need to adopt a hedge strategy in the future and may implement a formal strategy if our business transacted in foreign currencies increases.

Item 8. Financial Statements and Supplementary Data.

CARREKER CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Carreker Corporation

We have audited the accompanying consolidated balance sheets of Carreker Corporation (the Company), as of January 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carreker Corporation at January 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective February 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

The accompanying consolidated financial statements for the years ended January 31, 2002 and 2001 have been restated, as discussed in Note 3.

/s/ ERNST & YOUNG LLP

Dallas, Texas
April 29, 2003

CARREKER CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	January 31, 2003	January 31, 2002 (Restated) See Note 3
ASSETS		
Current assets		
Cash and cash equivalents	$ 26,986	$ 25,674
Accounts receivable, net of allowance of $1,761 and $2,367 at January 31, 2003 and 2002, respectively	22,759	37,552
Federal income tax receivable	—	4,823
Prepaid software royalties	763	1,408
Prepaid expenses and other current assets	3,073	3,508
Total current assets	53,581	72,965
Property and equipment, net of accumulated depreciation of $14,704 and $10,682 at January 31, 2003 and 2002, respectively	8,975	10,384
Capitalized software costs, net of accumulated amortization of $10,025 and $7,676 at January 31, 2003 and 2002, respectively	2,010	4,254
Acquired developed technology, net of accumulated amortization of $6,867 and $2,746 at January 31, 2003 and 2002, respectively	17,333	21,454
Goodwill, net of accumulated amortization of $3,405 at January 31, 2003 and 2002	21,193	67,193
Customer relationships, net of accumulated amortization of $2,333 and $933 at January 31, 2003 and 2002, respectively	6,067	7,467
Deferred loan costs, net of accumulated amortization of $676 and $244 at January 31, 2003 and 2002, respectively	576	1,008
Other assets	373	174
Total assets	$110,108	$184,899
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 2,273	$ 4,281
Accrued compensation and benefits	7,603	19,775
Other accrued expenses	4,482	6,218
Deferred revenue	17,600	27,311
Accrued merger and restructuring costs	3,735	11,250
Total current liabilities	35,693	68,835
Long-term debt	25,000	44,000
Deferred revenue	817	1,436
Total liabilities	61,510	114,271
Commitments and Contingencies		
Stockholders' equity		
Preferred stock, $.01 par value: 2,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value: 100,000 shares authorized; 23,574 and 21,924 shares issued at January 31, 2003 and 2002, respectively	236	219
Additional paid-in capital	105,263	93,680
Accumulated deficit	(56,386)	(22,756)
Less treasury stock, at cost: 27 common shares as of January 31, 2003 and 2002	(515)	(515)
Total stockholders' equity	48,598	70,628
Total liabilities and stockholders' equity	$110,108	$184,899

See accompanying notes.

CARREKER CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended January 31,		
	2003	2002 (Restated) See Note 3	2001 (Restated) See Note 3
Revenues:			
Consulting fees	$ 39,204	$ 42,342	$ 71,715
Software license fees	37,946	25,153	17,765
Software maintenance fees	41,858	25,908	11,223
Software implementation fees	24,310	20,723	9,245
Out-of-pocket expense reimbursements	6,458	9,611	11,265
Total revenues	149,776	123,737	121,213
Cost of revenues:			
Consulting fees	25,067	34,322	38,197
Software license fees	7,701	6,510	5,215
Write-off of capitalized software costs and prepaid software royalties	954	15,031	—
Software maintenance fees	10,773	8,311	2,811
Software implementation fees	19,496	15,328	5,498
Out-of-pocket expenses	7,248	10,899	11,494
Total cost of revenues	71,239	90,401	63,215
Gross profit	78,537	33,336	57,998
Operating costs and expenses:			
Selling, general and administrative	50,101	49,912	31,743
Research and development	11,307	10,843	6,055
Amortization of goodwill and intangible assets	1,400	4,339	—
Goodwill impairment	46,000	—	—
Merger, restructuring and other charges	2,945	22,464	—
Total operating costs and expenses	111,753	87,558	37,798
Income (loss) from operations	(33,216)	(54,222)	20,200
Other income (expense):			
Interest income	414	1,580	1,959
Interest expense	(2,583)	(2,265)	(64)
Other income (expense)	505	(111)	(173)
Total other income (expense)	(1,664)	(796)	1,722
Income (loss) before provision (benefit) for income taxes	(34,880)	(55,018)	21,922
Provision (benefit) for income taxes	(1,250)	(1,642)	8,330
Net income (loss)	$(33,630)	$(53,376)	$ 13,592
Basic earnings (loss) per share	$ (1.45)	$ (2.44)	$ 0.70
Diluted earnings (loss) per share	$ (1.45)	$ (2.44)	$ 0.67
Shares used in computing basic earnings (loss) per share	23,198	21,853	19,305
Shares used in computing diluted earnings (loss) per share	23,198	21,853	20,429

See accompanying notes.

CARREKER CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Deficit)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at January 31, 2000 (as reported)	18,539	$185	$ 44,564	$(183)	$ 20,846	1	$ (6)	$ 65,406
Cumulative effect of restatement	—	—	—	—	(3,818)	—	—	(3,818)
Balance at January 31, 2000 (restated)	18,539	185	44,564	(183)	17,028	1	(6)	61,588
Director option grant	—	—	78	(78)	—	—	—	—
Sale of common stock	2,000	20	31,436	—	—	—	—	31,456
Compensation earned under employee/ director stock option plans	—	—	—	261	—	—	—	261
Purchases of treasury stock	—	—	—	—	—	18	(472)	(472)
Issuance of shares of common stock upon exercises of stock options	1,199	12	6,612	—	—	(1)	6	6,630
Tax benefit from exercises of stock options	—	—	8,183	—	—	—	—	8,183
Net income (restated)	—	—	—	—	13,592	—	—	13,592
Balance at January 31, 2001	21,738	217	90,873	—	30,620	18	(472)	121,238
Director option grant	—	—	56	(56)	—	—	—	—
Compensation earned under employee/ director stock option plans	—	—	68	56	—	—	—	124
Purchases of treasury stock	—	—	—	—	—	9	(43)	(43)
Issuance of shares of common stock upon exercises of stock options	186	2	1,161	—	—	—	—	1,163
Tax benefit from exercises of stock options	—	—	1,522	—	—	—	—	1,522
Net loss (restated)	—	—	—	—	(53,376)	—	—	(53,376)
Balance at January 31, 2002	21,924	219	93,680	—	(22,756)	27	(515)	70,628
Sale of common stock	1,282	13	9,310	—	—	—	—	9,323
Issuance of shares of common stock upon exercises of stock options	368	4	2,273	—	—	—	—	2,277
Net loss	—	—	—	—	(33,630)	—	—	(33,630)
Balance at January 31, 2003	23,574	$236	$105,263	$ —	$(56,386)	27	$(515)	$ 48,598

See accompanying notes.

CARREKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended January 31,		
	2003	2002	2001
		(Restated) See Note 3	(Restated) See Note 3
Operating Activities:			
Net income (loss)	$(33,630)	$(53,376)	$ 13,592
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization of property and equipment	4,361	3,801	2,591
Amortization of capitalized software costs and acquired developed technology	5,882	5,846	3,822
Amortization of goodwill and intangible assets	1,400	4,338	—
Goodwill impairment	46,000	—	—
Compensation earned under employee/director stock option plan	—	124	261
Tax benefit from exercises of stock options	—	1,522	8,183
Deferred income taxes	—	48	(313)
Non-cash portion of merger and restructuring costs	—	15,451	—
Write-off of capitalized software costs and prepaid software royalties	954	2,131	—
Provision for doubtful accounts	630	1,797	986
Amortization of deferred loan costs	432	244	—
Loss on sale of assets	1	11	24
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	13,632	6,943	(13,088)
Prepaid expenses and other assets	939	(208)	(1,447)
Accounts payable and accrued expenses	(22,755)	3,066	2,285
Income taxes payable/receivable	4,823	(313)	(6,767)
Deferred revenue	(10,330)	717	1,088
Net cash (used in) provided by operating activities	12,339	(7,858)	11,217
Investing Activities:			
Purchases of short-term investments	—	—	(36,540)
Sales and maturities of short-term investments	—	15,407	34,696
Acquisition, net of cash acquired	—	(78,051)	(5,268)
Purchases of property and equipment	(3,527)	(5,967)	(3,095)
Computer software costs capitalized	(103)	(3,964)	(928)
Proceeds from disposition of assets	3	22	—
Net cash used in investing activities	(3,627)	(72,553)	(11,135)
Financing Activities:			
Purchases of treasury stock	—	(43)	(466)
Proceeds from issuance of long-term debt	—	45,000	—
Payments on long-term debt	(19,000)	(1,000)	—
Payment of deferred loan costs	—	(1,253)	—
Proceeds from exercises of stock options	2,277	1,163	6,624
Proceeds from sale of common stock	9,323	—	31,456
Payments on notes payable	—	(880)	(571)
Net cash provided by (used in) financing activities	(7,400)	42,987	37,043
Net increase (decrease) in cash and cash equivalents	1,312	(37,424)	37,125
Cash and cash equivalents at beginning of year	25,674	63,098	25,973
Cash and cash equivalents at end of year	$ 26,986	$ 25,674	$ 63,098
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 2,206	$ 1,618	$ 64
Cash paid (received) for income taxes, net	$ (6,071)	$ (2,980)	$ 7,198

See accompanying notes

CARREKER CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Carreker Corporation ("the Company") provides payments-related software and consulting solutions to financial institutions and financial service providers. These solutions help the Company's customers improve operational efficiency in how payments are processed; enhance revenue and profitability from payments-oriented products and services; reduce losses associated with fraudulent payment transactions; and evolve toward next-generation payment practices and technologies.

2. Summary of Significant Accounting Procedures

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current year presentation. For the year ended January 31, 2002, selling, general and administrative expenses and software implementation expenses have been reduced $3.7 million and $168,000, respectively, and software maintenance expenses, software license expenses and research and development expenses have been increased $1.2 million, $455,000 and $2.2 million, respectively. These reclassifications were made to conform the presentation of the operating activities of Check Solutions, a business acquired in June 2001, with the presentations of Carreker Corporation.

Beginning February 1, 2002, the Company began to characterize reimbusements received for out-of-pocket expenses incurred as revenue on the consolidated statement of operations and all comparative statements of operations have been revised to reflect this change.

Deferred revenue has been presented net of related accounts receivables for all periods presented. See Notes 2 and 7 for the components of accounts receivables and deferred revenue.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. As discussed below, the Company makes significant estimates and assumptions in the areas of accounts receivable, impairment of intangibles and revenue recognition. Although the Company believes that the estimates and assumptions are reasonable, actual results may differ, and such differences could be significant to the Company's financial results.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist primarily of demand deposit accounts and shares in a demand money market account comprised of domestic and foreign commercial paper, certificates of deposit and U.S. government obligations which are maintained with nationally recognized financial institutions.

Accounts Receivable and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company places temporary cash investments with financial institutions and limits its exposure with any one financial institution.

2. Summary of Significant Accounting Procedures (Continued)

A significant portion of the Company's business consists of providing consulting services and licensing software to major domestic and international banks, which gives rise to a concentration of credit risk in receivables. The Company performs on-going credit evaluations of its customers' financial condition and generally requires no collateral. Because the Company's accounts receivable are typically unsecured, the Company periodically evaluates the collectibility of its accounts based on a combination of factors, including a particular customer's ability to pay as well as the age of receivables. To evaluate a specific customer's ability to pay, the Company analyzes financial statements, payment history, and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company or if the collection of the receivable becomes doubtful due to a dispute that arises subsequent to the delivery of the Company's products and services, the Company sets up a reserve in an amount determined appropriate for the perceived risk. Most of the Company's contracts include multiple payment milestones, some of which occur in advance of revenue recognition, which mitigates the risk both in terms of collectibility and adjustments to recorded revenue. Write-offs of receivables during the three years ended January 31, 2003, 2002 and 2001 were $1,236,000, $1,010,000 and $1,763,000, respectively.

The fair value of accounts receivable approximates the carrying amount of accounts receivable.

Accounts receivable, net of allowances, consist of the following (in thousands):

	January 31,	
	2003	2002
Gross accounts receivable	$ 74,918	$ 66,611
Less deferred revenue	(50,398)	(26,692)
Less allowance for doubtful accounts	(1,761)	(2,367)
Net accounts receivable	$ 22,759	$ 37,552

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the terms of the related leases or the respective useful lives of the assets. The components of property and equipment are as follows (in thousands):

	January 31,	
	2003	2002
Furniture	$ 5,071	$ 5,035
Equipment and software	17,406	15,038
Leasehold improvements	1,202	993
Total cost	23,679	21,066
Less accumulated depreciation and amortization	(14,704)	(10,682)
Net property and equipment	$ 8,975	$ 10,384

2. Summary of Significant Accounting Procedures (Continued)

The Company accounts for the costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".* The Company capitalizes costs of consultants, and payroll and payroll-related costs for employees incurred in developing internal-use computer software. These costs are included in "Equipment and Software". Costs incurred during preliminary project and post-implementation stages are charged to expense.

Long Lived Assets

Prior to February 1, 2002, the Company evaluated the carrying value of its long-lived assets under Statement of Financial Accounting Standards No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,"* (SFAS 121) which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and when the future estimated undiscounted cash flows generated by those assets are not sufficient to recover the assets' carrying amount.

On February 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* (SFAS 142). The Company performed the initial assessment of goodwill impairment at the time of adoption on February 1, 2002. No impairment of goodwill resulted from the initial assessment. Under the provisions of SFAS 142, an annual assessment of goodwill impairment is performed. This assessment involves the use of estimates related to fair market values of the Company's reporting units with which the goodwill is associated. The assessment of goodwill impairment in the future will be impacted if future operating cash flows of the Company's reporting units decline, which would result in decreases in the related estimate of fair market value. The Company performs its annual impairment analysis on November 1st of each year and whenever facts and circumstances indicate an impairment may exist. Intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

The Company adopted Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (SFAS 144) on February 1, 2002. In accordance with SFAS 144, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset. The adoption of SFAS 144 did not have a material impact on the Company's financial statements.

Deferred Loan Costs

Deferred loan costs consist of loan closing costs and other administrative expenses associated with the Revolving Credit Agreement. The costs are being amortized to interest expense over the 36 month life of the credit agreement.

2. Summary of Significant Accounting Procedures (Continued)

Software Costs Capitalized

The Company capitalizes the development costs of software, other than internal use software, in accordance with Statement of Financial Accounting Standards No. 86, *"Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed"* ("SFAS 86"). The Company's policy is to capitalize software development costs incurred in developing a product once technological feasibility of the product has been established. Software development costs capitalized also include amounts paid for purchased software on products that have reached technological feasibility. Technological feasibility of the product is determined after completion of a detailed program design and a determination has been made that any uncertainties related to high-risk development issues have been resolved. If the process of developing the product does not include a detail program design, technological feasibility is determined only after completion of a working model which has been beta tested. All software development costs capitalized are amortized using an amount determined as the greater of: (i) the ratio that current gross revenues for a capitalized software project bears to the total of current and future projected gross revenues for that project or (ii) the straight-line method over the remaining economic life of the product (generally three to six years). The Company capitalized, excluding software acquired through business combinations, $103,000, $3,964,000 and $928,000, and recorded amortization relating to software development costs capitalized of $2,349,000, $3,099,000, and $3,822,000 in the years ended January 31, 2003, 2002 and 2001, respectively. Amortization expense is recorded as a component of cost of software license fees in the accompanying condensed consolidated statement of operations.

Revenue Recognition

The Company's revenue recognition policies are in accordance with Statement of Position ("SOP") 97-2, *"Software Revenue Recognition,"* as amended by SOP 98-9, *Modification of SOP 97-2, "Software Revenue Recognition with Respect to Certain Transactions,"* and Staff Accounting Bulletin ("SAB") No. 101, *"Revenue Recognition in Financial Statements."* In the case of software arrangements that require significant production, modification, or customization of software, or the license agreement requires the Company to provide implementation services that are determined to be essential to other elements of the arrangement, the Company follows the guidance in SOP 81-1, *"Accounting for Performance of Construction—Type and Certain Production—Type Contracts."*

Consulting Fees. The Company employs three primary pricing methods in connection with its delivery of consulting services. First, the Company may price its delivery of consulting services on the basis of time and materials, in which case the customer is charged agreed-upon daily rates for services performed and out-of-pocket expenses. In this case, the Company is generally paid fees and related amounts on a monthly basis, and the Company recognizes revenues as the services are performed. Second, the Company may deliver consulting services on a fixed-price basis. In this case, the Company is paid on a monthly basis or pursuant to an agreed upon payment schedule, and the Company recognizes revenues paid on a percentage-of-completion basis. The Company believes that this method is appropriate because of its ability to determine performance milestones and determine dependable estimates of its costs applicable to each phase of a contract. Because financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, costs are subject to revisions as the contract progresses. Anticipated losses on fixed-price contracts are recognized when estimable. Third, the Company may deliver consulting services pursuant to a value-priced contract with the customer. In this case, the Company is paid, on an agreed upon basis with the customer, either a specified percentage of (1) the projected increased revenues and/or decreased costs

2. Summary of Significant Accounting Procedures (Continued)

that are expected to be derived by the customer generally over a period of up to twelve months following implementation of its solution or (2) the actual increased revenues and/or decreased costs experienced by the customer generally over a period of up to twelve months following implementation of its solution, subject in either case to a maximum, if any is agreed to, on the total amount of payments to be made to the Company. The Company must first commit time and resources to develop projections associated with value-pricing contracts before a bank will commit to purchase its solutions, and the Company therefore assumes the risk of making these commitments with no assurance that the bank will purchase the solution. Costs associated with these value-pricing contracts are expensed as incurred. These contracts typically provide for the Company to receive a percentage of the projected or actual increased revenues and/or decreased costs, with payments to be made to the Company pursuant to an agreed upon schedule ranging from one to twelve months in length. The Company recognizes revenues generated from consulting services in connection with value-priced contracts based upon projected results only upon completion of all services and agreement upon the actual fee to be paid (even though billings for these services may be delayed by mutual agreement for periods not to exceed twelve months). In an effort to allow customers to more closely match expected benefits from our services with payments to the Company, during the third quarter of fiscal 2001, the Company began to offer payment terms which extend beyond 12 months. When the Company enters into an agreement which has a significant component of the total amount payable under the agreement due beyond 12 months and it is determined payments are not fixed and determinable at the date the agreement was entered into, revenue under the arrangement will be recognized as payments become due and payable. When fees are to be paid based on a percentage of actual revenues and/or savings to customers, the Company recognizes revenues only upon completion of all services and as the amounts of actual revenues or savings are confirmed by the customer with a fixed payment date.

Costs associated with time and materials, fixed-priced and value-priced consulting fee arrangements are expensed as incurred and are included as a component of the cost of consulting fees.

The Company expects that value-pricing contracts will continue to account for a large percentage of its revenues in the future. As a consequence of the use of value-pricing contracts and due to the revenue recognition policy associated with those contracts, the Company's results of operations will likely fluctuate significantly from period to period.

Regardless of the pricing method employed by the Company in a given contract, the Company is typically reimbursed on a monthly basis for out-of-pocket expenses incurred on behalf of its customers. Beginning February 1, 2002, the Company began to characterize reimbursements received for out-of-pocket expenses incurred as revenue in the consolidated statement of operations and all comparative statements of operations have been revised to reflect this change.

Software License Fees. In the event that a software license is sold either together with implementation services or on a stand-alone basis, the Company is usually paid software license fees in one or more installments, as provided in the customer's contract but not to exceed twelve months. Under SOP 97-2, the Company recognizes software license revenue upon execution of a contract and delivery of the software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. When the software license arrangement requires the Company to provide implementation services that are essential to the functionality of the software or significant production,

2. Summary of Significant Accounting Procedures (Continued)

customization or modification of the software, both the product license revenue and implementation fees are recognized as services are performed.

Software licenses are often sold as part of a multiple element arrangement that may include maintenance, implementation or consulting. The Company determines whether there is vendor specific objective evidence of fair value ("VSOEFV") for each element identified in the arrangement to determine whether the total arrangement fees can be allocated to each element. If VSOEFV exists for each element, the total arrangement fee is allocated based on the relative fair value of each element. In cases where there is not VSOEFV for each element, or if it is determined services are essential to the functionality of the software being delivered, or if significant product modification or customization of the software is required, the Company defers revenue recognition of the software license fees. However, if VSOEFV is determinable for all of the undelivered elements, and assuming the undelivered elements are not essential to the delivered elements, the Company will defer recognition of the full fair value related to the undelivered elements and recognize the remaining portion of the arrangement value through application of the residual method as set forth in SOP 98-9. Where VSOEFV has not been established for certain undelivered elements, revenue for all elements is deferred until those elements have been delivered or their fair values have been determined. Evidence of VSOEFV is determined for software products based on actual sales prices for the product sold to a similar class of customer and based on pricing strategies set forth in the Company's price book. Evidence of VSOEFV for services (implementation and consulting) is based upon standard billing rates and the estimated level of effort for individuals expected to perform the related services. The Company establishes VSOEFV for maintenance agreements using the percentage method such that VSOEFV for maintenance is a percentage of the license fee charged annually for a specific software product, which in most instances is 20% of the portion of arrangement fees allocated to the software license element.

Although substantially all of the Company's current software licenses provide for a fixed price license fee, some licenses instead provide for the customer to pay a monthly license fee based on actual use of the software product. The level of license fees earned by the Company under these arrangements will vary based on the actual amount of use by the customer. Revenue under these arrangements is recognized on a monthly basis.

Software Maintenance Fees. In connection with the sale of a software license, a customer may elect to purchase software maintenance services. Most of the customers that purchase software licenses from the Company also purchase software maintenance services, which typically are renewed annually. The Company charges an annual maintenance fee, which is typically a percentage of the initial software license fee. The annual maintenance fee generally is paid to the Company at the beginning of the maintenance period, and the Company recognizes these revenues ratably over the term of the related contract. If the annual maintenance fee is not paid at the beginning of the maintenance period, the Company defers revenue recognition until the time the maintenance fee is paid by the customer.

Software Implementation Fees. In connection with the sale of a software license, a customer may elect to purchase software implementation services, including software enhancements, patches and other software support services. Most of the customers that purchase software licenses from the Company also purchase software implementation services. The Company prices its implementation services on a time-and-materials or on a fixed-price basis, and the Company recognizes the related revenues as services are performed. Costs associated with these engagements are expensed as incurred.

2. Summary of Significant Accounting Procedures (Continued)

The Company's contracts typically do not include right of return clauses, and as a result, the Company does not record a provision for returns.

Royalties

In connection with software license and maintenance agreements entered into with certain banks and purchase agreements with vendors under which the Company acquired software technology used in products sold to its customers, the Company is required to pay royalties on sales of certain software products, including four Back Office products and the Branch Truncation Management product. Under these arrangements, the Company accrues royalty expense when the associated revenue is recognized. The royalty percentages generally range from 20% to 30% of the associated revenues. Approximately $2,389,000, $1,743,000 and $1,599,000 of royalty expense was recorded under these agreements in the years ended January 31, 2003, 2002 and 2001, respectively. Royalty expense is included as a component of the cost of software license fees and cost of software maintenance fees in the accompanying consolidated statements of operations.

Deferred Revenue

Deferred revenue represents amounts paid by customers under terms specified in consulting, software licensing, and maintenance contracts for which completion of contractual terms or delivery of the software has not occurred. Non-current deferred revenue represents amounts for maintenance to be provided beginning in periods on or after February 1, 2004.

Research and Development Costs

Research and development costs, which are not subject to capitalization under Statement of Financial Accounting Standards (SFAS) 86, *"Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed,"* are expensed as incurred and relate mainly to the development of new products, new applications, new features or enhancements for existing products or applications and sustaining maintenance activities.

Income Taxes

The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the extent to which based on available evidence, it is more likely than not that the future tax benefits will not be realized.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is computed using the weighted average number of shares of common stock outstanding during each period and common equivalent shares consisting of stock options (using the treasury stock method), if such stock options have a dilutive effect in the aggregate.

2. Summary of Significant Accounting Procedures (Continued)

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board ("APB"), Opinion No. 25, "*Accounting for Stock Issued to Employees*", in accounting for its employees and director stock options. Under APB 25, if the exercise price of a stock option equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company accounts for stock-based compensation for non-employees under the fair value method prescribed by SFAS 123, "*Accounting for Stock-Based Compensation*" ("SFAS 123"). Through January 31, 2003, there have been no significant grants to non-employees. The Company had no unearned stock compensation at January 31, 2003.

Although SFAS 123 allows APB 25 guidelines to be applied in accounting for stock options, the Company is required to disclose pro forma net income (loss) and net income (loss) per share as if they had adopted SFAS 123. The following table sets forth the pro forma information as if the provisions of SFAS 123 had been applied to account for stock based compensation (in thousands, except per share data):

	Year Ended January 31,		
	2003	2002 (Restated)	2001 (Restated)
Net income (loss), as reported	$(33,630)	$(53,376)	$13,592
Stock compensation expense recorded under the intrinsic value method, net of income taxes	—	124	261
Pro forma stock compensation expense computed under the fair value method, net of income taxes	(2,974)	(4,000)	(2,885)
Pro forma net income (loss)	$(36,604)	$(57,252)	$10,968
Basic earnings (loss) per common share, as reported	$ (1.45)	$ (2.44)	$ 0.70
Diluted earnings (loss) per common share, as reported	$ (1.45)	$ (2.44)	$ 0.67
Pro forma basic earnings (loss) per common share	$ (1.58)	$ (2.62)	$ 0.57
Pro forma diluted earnings (loss) per common share	$ (1.58)	$ (2.62)	$ 0.54

Inputs used for the fair value method of the Company's employee stock options are as follows:

	Year Ended January 31,		
	2003	2002	2001
Volatility	1.014	1.260	0.846
Weighted-average expected lives	4.500	4.500	4.500
Expected dividend yields	—	—	—
Weighted-average risk-free interest rates	4.0%	4.6%	6.2%
Weighted-average fair value of options granted	$ 4.49	$10.21	$ 8.64

Risks and Uncertainties

The Company's future results of operations and financial condition could be impacted by the following factors, among others: dependence on the banking industry, decline in check volumes,

2. Summary of Significant Accounting Procedures (Continued)

fluctuations in operating results, use of fixed-price or value-priced arrangements, lack of long-term agreements, ability to manage growth, dependence on key personnel, product liability, rapid technological change and dependence on new products, dependence on third-party providers and the Internet, new focus on providing business process outsourcing with significant offshore component, ability to attract and retain qualified personnel, customer concentration, indebtedness, competition, potential strategic alliances and acquisitions, proprietary rights, infringement claims and legal proceedings, dependence on third parties for technology licenses, liability claims, class action lawsuits, stock price fluctuations, continued NASDAQ listing, international operations, use of independent contractors, changing government and tax regulations, anti-takeover provisions in our charter and impairment of goodwill or intangible assets. Negative trends in the Company's operating results could result in noncompliance of financial covenants related to its revolving credit agreement, which could impair the Company's liquidity. See description of the Company's revolving credit agreement and related financial covenants in Note 6.

Recently Issued Accounting Standards

In June 2002, the FASB issued SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* which addressed accounting for reorganization and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force ("EITF") 94-03, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)."* SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-03, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. According, SFAS 146 may affect timing of recognizing any future reorganization costs as well as the amount recognized. The provisions of SFAS 146 are effective for reorganization activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123,"* which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS 148 requires prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amends APB Opinion 28, *"Interim Financial Reporting,"* to required disclosure about those effects in interim financial information. These disclosure requirements are effective for the Company's fiscal year ended January 31, 2003.

In November 2002, the EITF reached a consensus on Issue 00-21, *"Multiple Deliverable Revenue Arrangements."* EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. It also addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early application permitted. Companies may elect to report the change in accounting as a cumulative effect of a change in accounting principle in accordance with APB Opinion 20, *"Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements (an amendment of APB Opinion No. 28)."* The Company does not currently believe adoption will have a significant impact on its accounting for multiple element arrangements.

3. Restatement of Financial Statements

On December 10, 2002, the Company announced that a Special Committee of the Board of Directors had initiated a review of the Company's financial statements, principally focused on the timing of recognition of revenue in prior periods. The Special Committee was formed after several members of the Board of Directors became aware of questions regarding the Company's accounting and disclosures. The Special Committee, which was comprised solely of independent board members, was assisted in its investigation by independent counsel and forensic accounting advisors.

During the investigation, the Company became aware that, in certain instances, revenue had been recorded on contracts in one accounting period where customer signature and delivery of software had been completed, but where the contract may not have been fully executed by the Company in that accounting period. The Company determined that revisions to certain prior financial statements were necessary to ensure that all agreements for which revenue was recognized in an accounting period were executed by both parties no later than the end of the accounting period in which the revenue was being recognized.

Upon the completion of the Special Committee's investigation, the Company expanded its review and reassessed its historical application of revenue recognition policies. The Company had originally concluded under the criteria of SOP 97-2 that services were not essential to the functionality of the software, requiring recognition of software license revenue at the time of delivery of the software. However, as a result of this review, the Company has now decided that when implementation fees are received for specific types of transactions in which the Company is licensing software and performing certain implementation services, these services are more properly considered essential to the functionality of the other elements of the arrangement. Therefore, the related license revenue and implementation revenue should have been recognized as the services were performed using the percentage of completion method rather than upon delivery of the software. The impact of these revisions on total revenue was to defer the timing of revenue recognition for transactions that combine both a software license and implementation services.

As a result of the impact of changes in the timing of revenue recognition, the Company also revised the related royalty expense, commission expense and federal income tax provision (benefit), and recorded a cumulative effect adjustment to retained earnings as of January 31, 2000 of $3.8 million.

During the review, the Company also determined that deferred maintenance revenue recorded at the time of the acquisition of Check Solutions on June 6, 2001 was not correct and resulted in recording maintenance revenue in periods subsequent to the acquisition in excess of the appropriate amounts. As a result, goodwill and deferred revenue were overstated in the purchase price allocation by $3.2 million.

The Company also determined that revenue was understated on two contracts, resulting in additional license fee revenue of $1.2 million during the quarterly period ended April 2002 and implementation fee revenue of $288,000 over the period from July 2001 through July 2002.

3. Restatement of Financial Statements (Continued)

The Company's financial statements and related financial information have been restated as follows:

	Year Ended January 31, 2002		Year Ended January 31, 2001	
	As Reported	Restated	As Reported	Restated
Operations data:				
Total revenues	$141,301	$123,737	$121,531	$121,213
Income (loss) before provision (benefit) for income taxes	(39,504)	(55,018)	21,926	21,922
Net income (loss)	(35,605)	(53,376)	13,594	13,592
Basic earnings (loss) per share	$ (1.63)	$ (2.44)	$ 0.70	$ 0.70
Diluted earnings (loss) per share	$ (1.63)	$ (2.44)	$ 0.67	$ 0.67
Balance sheet data:				
Accounts receivable, net	$ 49,995	$ 37,552	$ 40,889	$ 36,480
Total assets	199,694	184,899	144,217	142,646
Deferred revenue	19,699	27,311	5,153	7,402
Retained earnings (deficit)	(1,165)	(22,756)	34,440	30,620

The as reported columns include certain reclassifications as described elsewhere in the Notes to Consolidated Financial Statements.

4. Business Combinations

On February 10, 2000, the Company acquired all of the outstanding stock of Automated Integrated Solutions, Inc., an Ontario Company ("AIS") for $2.3 million in cash and additional cash payments to AIS shareholders of up to $2.0 million based on achievement of specified revenue targets over three years. The transaction was accounted for as a purchase, with $2.3 million of the purchase price allocated to capitalized software which has been fully amortized.

On May 29, 2000, the Company acquired all of the outstanding stock of X-Port Software, Inc., an Ontario Company ("X-Port") for $3.0 million in cash. The transaction was accounted for as a purchase with approximately $3.0 million of the purchase price allocated to capitalized software which has been amortized. However, during the three months ended July 31, 2001, the Company recorded a non-cash charge of $2.8 million representing the write-off of the remaining net book value of the capitalized software. See Note 16.

In connection with the acquisition of X-Port, the Company entered into a separate agreement with the former owner of X-Port for consulting and development services through 2003. The payments for consulting total $616,000 over the three year period and the development services fees total $1.0 million with an additional $400,000 if certain other criteria were met. In January 2002, the Company terminated this agreement with the former owner of X-Port resulting in a charge of $1.1 million that is included in merger, restructuring and other charges in the accompanying consolidated statements of operations. See Note 15.

On June 6, 2001, the Company completed the acquisition of Check Solutions Company, a New York general partnership ("Check Solutions") for $110.2 million in cash, plus an additional $2.0 million

4. Business Combinations (Continued)

of direct acquisition costs. Check Solutions is a check and image processing software and installation business that services the payment-processing sector of the financial industry. The operating results of Check Solutions are reported in the Business Segment and Revenue Concentration footnote in the Global Payments Technologies segment. The Company funded the acquisition through $65.2 million of its cash, and funded the remaining $45.0 million from proceeds under the revolving credit agreement as described in Note 6.

The acquisition was accounted for by the purchase method of accounting, and accordingly, the statements of operations include the results of Check Solutions beginning June 6, 2001. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management, based on information currently available and on current assumptions as to future operations. The Company obtained an independent appraisal of the fair values of the identified intangible assets, which are being amortized on a straight-line basis.

A summary of the assets acquired and liabilities assumed in the acquisition follows (In thousands):

Net assets of Check Solutions	$ 6,702
Current technology and software products (estimated life of 5-6 years)	24,200
Customer relationships (estimated life of 6 years)	8,400
Assembled workforce	5,600
Goodwill	64,998
In-process research and development	2,300
Total purchase price	$112,200

In connection with the acquisition of Check Solutions, a portion of the purchase price was allocated to acquired in-process research and development ("IPR&D"). The $2.3 million attributed to IPR&D was expensed on the date of the acquisition as the IPR&D projects had not reached technological feasibility nor had any alternative future use. The charge is included in merger, restructuring and other charges in the statement of operations.

Goodwill amortization is deductible for income tax purposes.

The following unaudited pro forma financial information for the year ended January 31, 2002 and 2001, assumes the Check Solutions acquisition occurred at the beginning of the respective periods (in thousands, except per share data).

	Year ended January 31,	
	2002	2001
	(Restated)	(Restated)
Revenue	$138,462	$161,311
Net income (loss)	(58,042)	1,544
Basic income (loss) per share	(2.66)	0.08
Diluted income (loss) per share	(2.66)	0.08

The unaudited pro-forma financial information for the year ended January 31, 2001 combines the Company's historical statement of operations for the year ended January 31, 2001 with Check Solutions' historical statement of operations for the year ended December 31, 2000. The unaudited

4. Business Combinations (Continued)

pro-forma financial information for the year ended January 31, 2002 combines the Company's statement of operations for the year ended January 31, 2002, which includes Check Solutions since the acquisition date of June 6, 2001 with Check Solutions historical statement of operations for the four months ended May 31, 2001.

The pro-forma information reflects adjustments for amortization of software costs, goodwill and other intangible assets, additional interest expense and amortization of deferred loan costs related to the new credit agreement, a reduction in interest income, and the income tax impact of these adjustments.

The unaudited pro forma financial information has been prepared for comparative purposes only and is not necessarily indicative of the results of operations that may occur in the future or what would have occurred had the acquisition of Check Solutions been affected on the dates indicated.

5. Goodwill and Intangible Assets

The Company adopted SFAS No. 142, *"Goodwill and Other Intangible Assets,"* effective February 1, 2002. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with this statement. Other intangible assets which include acquired developed technology and customer relationships will continue to be amortized over their useful lives.

Upon adoption of SFAS 142, assembled work force intangible with a remaining net book value of $5.0 million at February 1, 2002 was reclassified to goodwill and will no longer be amortized. The Company performed an initial assessment of impairment on February 1, 2002, the date SFAS 142 was adopted. No impairment resulted from this initial assessment.

The following table presents the annual results of the Company on a comparative basis assuming the nonamortization provisions of SFAS 142 were effective February 1, 2001 (in thousands, except per share data):

	Year Ended January 31,	
	2003	2002 (Restated)
Net income (loss)	$(33,630)	$(53,376)
Goodwill and assembled workforce amortization	—	3,405
Adjusted net income (loss)	$(33,630)	$(49,971)
Basic earnings (loss) per share	$ (1.45)	$ (2.44)
Goodwill and assembled workforce amortization per share	—	0.16
Adjusted basic earnings (loss) per share	$ (1.45)	$ (2.28)
Diluted earnings (loss) per share	$ (1.45)	$ (2.44)
Goodwill and assembled workforce amortization per share	—	0.16
Adjusted diluted earnings (loss) per share	$ (1.45)	$ (2.28)

5. Goodwill and Intangible Assets (Continued)

Intangible assets with definite useful lives are amortized on a straight-line basis, that resulted in amortization expense of $1.4 million and $0.9 million during the years ended January 31, 2003 and 2002, respectively.

The following table sets forth the estimated amortization expense of intangible assets for the indicated fiscal years ending January 31 (in thousands):

Year	Amount
2004	$1,400
2005	1,400
2006	1,400
2007	1,400
2008	467

During the fourth quarter of the year ended January 31, 2003, the Company performed its annual evaluation for goodwill impairment resulting in a charge of $46.0 million. The impairment charge was recorded to the Global Payments Technologies ("GPT") segment as all of the Company's goodwill has been assigned to the GPT segment. The fair value of the reporting unit to which goodwill is assigned was determined to be less than its carrying amount. Thus, an allocation of the estimated fair value of the reporting unit to all of the assets and liabilities of the reporting unit was made to determine the excess of fair value over amounts allocated to net assets. The excess represents the estimated fair value of the goodwill which was compared to recorded goodwill as of the evaluation date of November 1, 2002 and resulted in an impairment charge of $46.0 million. The fair values used in this evaluation were estimated based upon the consideration of a number of fair value estimation techniques including a discounted cash flow analysis and consideration of the market price of the Company's stock. The assumptions in the discounted cash flow analysis include future revenue volume levels, price levels and rates of increases in operating expenses to compute projected cash flows for the reporting unit and other intangible assets within the reporting unit. A discount rate of 26% was applied to determine discounted cash flows. The Company believes the assumptions used to estimate future cash flows for this evaluation are reasonable. However, if market conditions continue to deteriorate, discount rates increase or if changes occur in the estimated projections with respect to the GPT business, the Company may be required to record additional impairment charges, the amount of which could be material to the Company's results of operations.

6. Revolving Credit Agreement

On June 6, 2001, the Company entered into a three-year revolving credit agreement with a group of banks in an amount not to exceed $60.0 million to fund the acquisition of Check Solutions. All outstanding borrowings are due on June 5, 2004. Borrowings under the credit agreement currently bear interest equal to either the greater of prime or federal funds rate plus a margin ranging from 0.50% to 1.25% depending on the Company's ratio of funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"); or LIBOR plus a margin equal to 2.00% to 2.75% depending on the Company's ratio of funded debt to EBITDA. Interest payments are due quarterly. The Company is required to pay a commitment fee equal to 0.375% to 0.50% depending on the Company's ratio of funded debt to EBITDA on the unused amount of the revolving credit agreement. The revolving credit agreement contains customary affirmative and negative covenants, some of which

6. Revolving Credit Agreement (Continued)

have been amended, including financial covenants requiring the maintenance of specified interest coverage, ratio of EBITDA to funded debt, and ratio of accounts receivable, cash and short-term investments to funded debt. Additionally, the payment of dividends is precluded subject to the approval of the banks. During the quarter ended January 31, 2003, the Company was granted a waiver until April 30, 2003 to file its quarterly financial statements and corresponding compliance certification for the quarter ended October 31, 2002. Also the Company was granted a waiver of an event of default arising as a result of any inaccuracy in, or misstatement of, the financial statements or required certificates previously filed arising from the restatement of the financial statements. The banks have also consented to the addition of the goodwill impairment charge to net income (loss) in the calculation of EBITDA. As of January 31, 2003, the Company is in compliance with the covenants of the revolving credit agreement, as amended. Substantially all of the Company's assets are collateralized under the Revolving Credit Agreement. The carrying value of borrowings under the revolving credit agreement approximates the fair value at January 31, 2003.

We currently have $25.0 million outstanding under our revolving credit agreement at January 31, 2003. The interest rate is variable. At January 31, 2003, the interest rate on the $15.0 million of the debt was 4.94% and the interest rate on $10.0 million of the debt was 4.88%.

7. Deferred Revenue and Advance Payments

Deferred revenue and advance payments from customers consist of the following (in thousands)

	January 31,	
	2003	2002
Current:		
Deferred software maintenance fees	$ 38,764	$ 30,447
Deferred software implementation license fees	29,234	23,556
	67,998	54,003
Less amount in accounts receivable	(50,398)	(26,692)
	$ 17,600	$ 27,311
Non-current:		
Deferred software maintenance fees	$ 817	$ 1,436
Less amount in accounts receivable	—	—
	$ 817	$ 1,436

8. Provision (Benefit) for Income Taxes

The Company's provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended January 31,		
	2003	2002 (Restated)	2001 (Restated)
Federal:			
Current	$(2,184)	$(1,690)	$7,744
Deferred	—	48	(294)
	(2,184)	(1,642)	7,450
State and Foreign:			
Current	934	—	899
Deferred	—	—	(19)
	934	—	880
	$(1,250)	$(1,642)	$8,330

The provisions (benefit) for income taxes differ from the amounts computed by applying the statutory United States federal income tax rate to income before provision (benefit) for income taxes as follows (in thousands):

	Year Ended January 31,		
	2003	2002 (Restated)	2001 (Restated)
Provision (benefit) for income taxes at statutory rate	$(11,859)	$(18,706)	7,453
State and foreign income taxes, net of U.S. federal benefit	934	—	566
Tax exempt interest income	—	(230)	(306)
Nondeductible expenses	319	211	371
Unbenefited losses	9,356	17,254	—
Other, net	—	(171)	246
Provision (benefit) for income taxes	$ (1,250)	$ (1,642)	$8,330

During the quarterly period ended April 30, 2002, a tax benefit of approximately $1.9 million was generated by additional tax loss carrybacks available to the Company as a result of new tax legislation passed under the Job Creation and Workers Assistance Act of 2002.

8. Provision (Benefit) for Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets and liabilities are as follows (in thousands):

	January 31,	
	2003	2002 (Restated)
Deferred tax assets:		
Accruals not currently deductible	$ 1,638	$ 1,250
Allowance for doubtful accounts	274	852
Accrued merger and restructuring costs	792	2,628
Deferred revenue	4,404	7,842
Net operating loss	337	5,212
Tax credits	751	286
Intangible assets	16,914	—
Depreciation of property and equipment	42	—
Less valuation allowance	(24,025)	(17,254)
Total deferred tax assets	1,127	816
Deferred tax liabilities:		
Depreciation of property and equipment	—	62
Capitalized software costs	1,098	754
Other	29	—
Total deferred tax liabilities	1,127	816
Net deferred tax liabilities	$ —	$ —

At January 31, 2003, the Company had available to it net operating loss carryforwards of approximately $936,000 which expire in 2023. The Company has an AMT Credit of $287,000 with no expiration and foreign tax credits of $464,000 that expire in 2008. The Company has established a valuation allowance to reserve its net deferred tax assets at January 31, 2003 and 2002 because the more likely than not criteria for future realization of the Company's net deferred tax assets specified in SFAS No. 109 *"Accounting for Income Taxes"*, were not met.

9. Common Stock Offering

On April 5, 2002, the Company sold 1,282,214 shares to a group of institutional investors in a private transaction. In connection with this transaction, the Company filed a registration statement on Form S-3 following the filing of its annual report on Form 10-K for the year ended January 31, 2002 seeking to register the resale of such shares. The Form S-3 was deemed effective on May 15, 2002. On April 5, 2002, the Company utilized the approximately $9.3 million of net proceeds that were received from the sale to satisfy obligations due to certain former employees of Check Solutions described in Note 17, with the remainder being used for working capital.

10. Benefit Plans

Stock Option Plans

Effective October 7, 1994, the Company adopted the 1994 Long Term Incentive Plan (the Long Term Incentive Plan) under which officers and employees may be granted awards in the form of incentive stock options, non-qualified stock options and restricted shares. The exercise price per share for the common stock issued pursuant to incentive stock options under the Long Term Incentive Plan shall be no less than 100% of the fair market value on the date the option is granted. The exercise price per share for non-qualified stock options under the Long Term Incentive Plan may be determined by the Compensation Committee of the Company's Board of Directors (the Committee), but may not be less than the par value of the shares. Options granted under the Long Term Incentive Plan become exercisable and vest as determined by the Committee. To date, options granted under the Long Term Incentive Plan fully vest within four years from the date of grant. The term of each option granted under the Long Term Incentive Plan shall be as the Committee determines, but in no event shall any option have a term of longer than ten years from the date of grant. Options may be granted pursuant to the Long Term Incentive Plan indefinitely, unless the Board of Directors terminates the Long Term Incentive Plan.

The Company has a Director Stock Option Plan (the Director Plan) under which non-employee members of the Company's Board of Directors may be granted options to purchase shares of the Company's Common Stock. Effective July 19, 2001, options granted under the Director Plan are granted at fair market value as of the grant date, vest at the rate of 25% per calendar quarter, and expire if not exercised ten years from the date of grant or at an earlier date as determined by the Committee and specified in the applicable stock option agreement. Prior to July 19, 2001, options granted under the Director Plan were granted at 50% of the fair market value on the grant date, became exercisable one year from the date of the grant or in one or more installments and expired fifteen years from the date of grant or at an earlier date as determined by the Committee and specified in the applicable stock option agreement. During the years ended January 31, 2003, 2002 and 2001, options to purchase 56,231 shares, 31,792 shares and 15,557 shares, respectively, of common stock were granted to Directors. Due to options issued prior to July 19, 2001 being issued at less than fair market value on the grant date, the Company recorded deferred compensation at the dates of grant during the years ended January 31, 2002 and 2001 of $56,246 and $77,500, respectively, to be expensed ratably over the vesting period. At January 31, 2002, there was no remaining deferred compensation related to Director options.

10. Benefit Plans (Continued)

Stock option transactions under all plans for the years ended January 31, 2003, 2002 and 2001, are as follows (in thousands, except per share amounts):

	2003		2002		2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year	4,363	$10.49	2,864	$ 9.14	3,042	$ 6.47
Granted	1,462	6.05	1,914	12.17	1,152	12.50
Exercised	(368)	6.18	(185)	6.27	(1,200)	5.53
Forfeited	(914)	11.08	(230)	11.15	(130)	9.71
Options outstanding at end of year	4,543	9.29	4,363	10.49	2,864	9.14
Options exercisable at end of year	1,908		1,640		932	
Weighted average grant-date fair value of options granted during the year		$ 4.49		$10.21		$ 8.64

Information related to options outstanding at January 31, 2003, is summarized below (in thousands, except per share amounts):

Range of Exercise Price	Options Outstanding at January 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable at January 31, 2003	Weighted Average Exercise Price
$3.00 to $7.44	1,590	8.19	$ 5.37	516	$ 5.87
$8.08 to $9.88	1,380	7.25	8.63	754	8.81
$10.34 to $14.41	753	7.71	11.53	310	11.42
$14.90 to $26.19	820	8.21	15.94	328	16.40
	4,543			1,908	

As of January 31, 2003, the Company has reserved for issuance under the Long Term Incentive Plan 5,554,252 shares of common stock, of which 4,419,100 shares are subject to currently outstanding options to employees, and 1,135,152 shares are reserved for future awards. As of January 31, 2003, the Company has reserved for issuance under the Director Plan 195,314 shares of Common Stock, of which 124,344 shares are subject to currently outstanding options, and 70,970 shares are reserved for future awards.

Profit Sharing Plan

The Company has adopted a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code (the Code) whereby participants may contribute a percentage of compensation not in excess of the maximum allowed under the Code. The plan provides for a matching contribution by the Company. Employer matching contributions amounted to $119,000, $1,662,000 and $1,268,000 for the fiscal years ended January 31, 2003, 2002 and 2001, respectively. The Company may make additional contributions at the discretion of the Board of Directors. No discretionary contributions were made during the fiscal year ended January 31, 2003, 2002, or 2001.

10. Benefit Plans (Continued)

Incentive Compensation Plans

In 2002, the Company introduced two new incentive programs to employees. The variable compensation plan awards employees based on quarterly Company operating results. At January 31, 2003, approximately 321 employees are eligible to receive cash awards under the variable compensation plan. The Company recorded expense under this plan of approximately $1.5 million in the fiscal year ended January 31, 2003. All variable compensation amounts had been paid to employees as of January 31, 2003.

The incentive bonus plan awards employees based on the Company's and the applicable business unit's operating results. Substantially all employees are eligible to receive cash awards under the incentive bonus plan. Awards from this plan are paid to employees subsequent to the end of the fiscal year. In the fiscal year ended January 31, 2003, the Company recorded expense under this plan of approximately $1.6 million. At January 31, 2003, approximately $1.6 million of incentive bonus remains accrued for certain business units.

The Company pays discretionary bonuses to key employees based primarily on Company profitability and the extent to which individuals meet agreed-upon objectives for the year. The Company recorded discretionary bonus expense of approximately $853,000, $3,238,000 and $2,938,000 for the fiscal year ended January 31, 2003, 2002 and 2001, respectively.

11. Lease Commitments

The Company leases office facilities and certain equipment under operating leases for various periods. Leases that expire are generally expected to be renewed or replaced by other leases. The Company's corporate office lease agreement in Dallas, Texas has average minimum annual rent payments of $1.7 million and expires in 2010. Rental expense under operating leases for the fiscal years ended January 31, 2003, 2002 and 2001 was approximately $4,216,000, $4,374,000 and $2,664,000, respectively. Future minimum base rents under terms of non-cancelable operating leases are as follows (in thousands):

Year ending January 31:

2004	$ 3,820
2005	3,821
2006	3,438
2007	2,843
2008	2,526
Thereafter	4,663
Total	$21,111

12. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

	Year Ended January 31,		
	2003	2002 (Restated)	2001 (Restated)
Basic earnings (loss) per share:			
Net income (loss)	$(33,630)	$(53,376)	$13,592
Weighted average shares outstanding	23,198	21,853	19,305
Basic earnings (loss) per share	(1.45)	$ (2.44)	$ 0.70
Diluted earnings (loss) per share:			
Net income (loss)	$(33,630)	$(53,376)	$13,592
Weighted average shares outstanding	23,198	21,853	19,305
Assumed conversion of employee stock options	—	—	1,124
Shares used in diluted earnings per share calculation	23,198	21,853	20,429
Diluted earnings (loss) per share	$ (1.45)	$ (2.44)	$ 0.67

Options totaling 4,543,444, 4,362,871 and 74,847 in fiscal years ending January 31, 2003, 2002 and 2001 respectively, have been excluded from the diluted earnings per share computation, as the options were anti-dilutive.

13. Contingencies

On April 16, 2003 the United States District Court for the Northern District of Texas, Dallas Division, issued an order consolidating a number of purported class action lawsuits against the Company, John D. Carreker Jr. and Terry L. Gage into a Consolidated Action styled In re Carreker Corporation Securities Litigation, Civil Action No. 303CV0250-M. Also, on March 3, 2003, Claude Alton Coulter filed a purported class action lawsuit (Civil Action No. 503-CV-5-Q) against the Company, John D. Carreker Jr. and Terry L. Gage in the United States District Court for the Eastern District of Texas, Texarkana Division. These complaints, filed on behalf of purchasers of the Company's common stock between May 20, 1998 and December 10, 2002, inclusive, allege violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. These complaints also allege, among other things, that defendants artificially inflated the value of the Company's stock by knowingly or recklessly misrepresenting the Company's financial results during the purported class period. The plaintiffs are seeking unspecified amounts of compensatory damages, interests and costs, including legal fees.

The Company denies the allegations in these complaints and intends to defend itself vigorously.

Earnings Performance Group ("EPG") filed a complaint on or about September 16, 1998 in the Superior Court of New Jersey, Law Division, Essex County seeking to enjoin and restrain the Company from using any EPG confidential or proprietary information or trade secrets and from employing any

13. Contingencies (Continued)

former EPG employee in such a manner that disclosure or use of an EPG confidential or proprietary information or trade secret would be likely. EPG also seeks (a) an accounting of any profits realized from or attributable to the use of any EPG confidential or proprietary information or trade secret, (b) compensatory and exemplary damages, plus interest and (c) attorneys' fees and costs of suit. On October 14, 1998, the Company removed the case to the United States District Court for the District of New Jersey. The Company answered the complaint on November 4, 1998, essentially denying the allegations and setting forth various affirmative defenses. On November 20, 1998, the Company filed an Amended Answer, Separate Defenses and Counterclaim. In the Counterclaim the Company asserts claims for (a) restraint of trade, (b) tortuous interference with contractual relationships, (c) unfair competition and (d) interference with prospective economic advantage.

The Company intends to defend this case vigorously and to pursue its counterclaim.

It is not possible at this time to predict whether the Company will incur any liability or to estimate the damages, or the range of damages, if any, that the Company might incur in connection with these lawsuits.

The Company is periodically involved in various legal actions and claims which arise in the normal course of business. In the opinion of management, the final disposition of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

14. Segments

The tables below show revenues and income (loss) from operations for the periods indicated for our three reportable business segments: Revenue Enhancement, Global Payments Technologies and Global Payments Consulting. Our customer projects are sold on a solution basis, so it is necessary to break them down by segment and allocate accordingly. Included in "Corporate Unallocated" are costs related to selling and marketing, unallocated corporate overhead expense and general software management. Business segment results include costs for research and development as well as product

14. Segments (Continued)

royalty expense, the amortization and impairment of goodwill and intangible assets, the write-off of capitalized software costs and merger and restructuring charges, were as follows (in thousands):

	Year ended January 31, 2003				
	Revenue Enhancement	Global Payments Technologies	Global Payments Consulting	Corporate Unallocated	Total
Revenues:					
Consulting fees	$31,909	$ 402	$ 6,893	$ —	$ 39,204
Software license fees	959	36,987	—	—	37,946
Software maintenance fees	651	41,207	—	—	41,858
Software implementation fees	1,688	22,378	244	—	24,310
Out-of-pocket expense reimbursements	1,969	2,780	1,709	—	6,458
Intercompany revenue	—	(479)	479	—	—
Total revenues	$37,176	$103,275	$ 9,325	$ —	$149,776
Income (loss) from operations before amortization and impairment of goodwill and intangible assets and merger, restructuring and other charges	$16,846	$ 32,598	$(2,221)	$(29,140)	$ 18,083
Amortization of goodwill and intangible assets	—	1,400	—	—	1,400
Goodwill impairment	—	46,000	—	—	46,000
Write-off of capitalized software costs and prepaid software royalties	—	954	—	—	954
Merger, restructuring and other charges	20	2,792	133	—	2,945
Income (loss) from operations	$16,826	$(18,548)	$(2,354)	$(29,140)	$(33,216)

14. Segments (Continued)

	Year ended January 31, 2002				
	Revenue Enhancement	Global Payments Technologies	Global Payments Consulting (Restated)	Corporate Unallocated	Total
Revenues:					
Consulting fees	$23,904	$ 1,265	$17,173	$ —	$ 42,342
Software license fees	635	24,518	—	—	25,153
Software maintenance fees	—	25,908	—	—	25,908
Software implementation fees	1,198	19,504	21	—	20,723
Out-of-pocket expense reimbursements	3,106	2,588	3,917	—	9,611
Intercompany revenue	—	(126)	126	—	—
Total revenues	$28,843	$ 73,657	$21,237	$ —	$123,737
Income (loss) from operations before amortization and impairment of goodwill and intangible assets and unusual charges	$ 7,784	$ 3,409	$ 1,297	$(24,878)	$(12,388)
Amortization of goodwill and intangible assets	—	4,339	—	—	4,339
Write-off of capitalized software costs and prepaid software royalties	12,212	2,819	—	—	15,031
Merger, restructuring and other charges	—	22,464	—	—	22,464
Income (loss) from operations	$(4,428)	$(26,213)	$ 1,297	$(24,878)	$(54,222)

14. Segments (Continued)

	Year ended January 31, 2001				
	Revenue Enhancement	Global Payments Technologies	Global Payments Consulting (Restated)	Corporate Unallocated	Total
Revenues:					
Consulting fees	$40,008	$ 3,968	$27,739	$ —	$ 71,715
Software license fees	—	17,765	—	—	17,765
Software maintenance fees	—	11,223	—	—	11,223
Software implementation fees	—	9,245	—	—	9,245
Out-of-pocket expense reimbursements	2,210	2,765	6,290	—	11,265
Total revenues	$42,218	$44,966	$34,029	$ —	$121,213
Income (loss) from operations before amortization and impairment of goodwill and intangible assets and unusual charges	$28,999	$ 106	$ 9,535	$(18,440)	$ 20,200
Amortization of goodwill and intangible assets	—	—	—	—	—
Write-off of capitalized software costs and prepaid software royalties	—	—	—	—	—
Merger, restructuring and other charges	—	—	—	—	—
Income (loss) from operations	$28,999	$ 106	$ 9,535	$(18,440)	$ 20,200

Revenues derived from a single major customer accounted for approximately 10%, 11% and 29% of total revenue in the fiscal years ended January 31, 2003, 2002 and 2001, respectively. Revenue derived from the Company's five largest customers accounted for approximately 34%, 34% and 50% of total revenue in the fiscal years ended January 31, 2003, 2002 and 2001, respectively.

14. Segments (Continued)

The Company markets its solutions in several foreign countries. Revenues, exclusive of out-of-pocket expense reimbursements, for fiscal years ended January 31, 2003, 2002 and 2001 attributed to countries based on the location of the customers was as follows (in thousands):

	2003		2002		2001	
	Amount	Percent of total revenues	Amount	Percent of total revenues	Amount	Percent of total revenues
			(Restated)		(Restated)	
United States	$116,018	81%	$ 90,343	79%	$ 95,438	87%
Europe	9,794	7	12,660	11	7,980	7
Australia	4,880	3	4,009	4	2,820	3
Canada	8,711	6	5,909	5	3,444	3
South Africa	3,634	3	923	1	—	—
Other	281	—	282	—	266	—
Total revenues	$143,318	100.0%	$114,126	100.0%	$109,948	100.0%

15. Merger, Restructuring and Other Charges

The Company recorded various merger, restructuring and other charges during the fiscal years ended January 31, 2003 and 2002 as follows (in thousands):

	Workforce Reductions	Charges relating to CheckFlow Suite	Facility Closures	Other	Total
Fiscal Year Ended January 31, 2002:					
Quarterly period ending July 31, 2001	$1,925	$ 9,705	$240	$298	$12,168
Quarterly period ending October 31, 2001	—	4,239	—	—	4,239
Quarterly period ending January 31, 2002	3,483	74	200	—	3,757
Total year ended January 31, 2002	$5,408	$14,018	$440	$298	$20,164
Fiscal Year Ended January 31, 2003:					
Quarterly period ending January 31, 2003	633	—	—	—	633
Total year ended January 31, 2003	$ 633	$ —	$ —	$ —	$ 633

In connection with the acquisition of Check Solutions during the quarter ended July 31, 2001, the Company recorded $12.2 million in merger-related costs (consisting of $10.2 million attributable to cost of revenues and $2.0 million attributable to selling, general and administrative costs).

Included in this charge was $1.9 million of cash termination benefits associated with the separation of 50 employees. Most of the affected employees left their positions during the quarterly period ending October 31, 2001.

After an extensive review of the CheckFlow Suite product line, management determined that the CheckFlow Suite was no longer viable in the market in the form originally developed. The Company developed the CheckFlow Suite with Pegasystems, Inc. ("Pega") under a Product Development,

15. Merger, Restructuring and Other Charges (Continued)

Distribution and Sublicensing Agreement effective May 5, 1999 ("the Agreement"). Pega filed suit to restrain the Company from developing, marketing, licensing, advertising, leasing, or selling any products, including certain Back Office products acquired during the Check Solutions business combination, that allegedly competed with the products jointly developed under the Agreement. The charges related to the discontinuance of the CheckFlow Suite and the estimated settlement with Pega were as follows (in thousands):

Recorded in the quarterly period ended July 31, 2001:	
Write-off of capitalized software costs	$3,711
Settlements and estimated implementation costs for existing CheckFlow customer	4,263
Write-off of prepaid royalties previously paid to Pega	606
Estimated settlement with Pega	1,125
Total	$9,705

Included in the merger, restructuring and other charges recorded is a facility closure charge of $240,000 for office space, which will no longer be utilized.

On October 1, 2001, the Delaware Chancery Court granted Pega's motion for preliminary injunction. On November 5, 2001, all matters relating to various legal and administrative actions surrounding this dispute were settled. Under this Settlement Agreement, the Company agreed to pay settlement and legal costs totaling $5.4 million (of which $1.1 million was accrued at July 31, 2001), which includes royalties on prior period sales of the four Back Office products. Consistent with the prior Agreement, the Company will continue to pay Pega royalties based on future sales of the four Back Office products through October 31, 2006. The resulting settlement and legal costs of $4.3 million incurred in excess of the initial $1.1 million accrual recorded in the period ended July 31, 2001 were recorded as a component of merger and restructuring costs in the quarterly period ended October 31, 2001.

During the quarterly period ended January 31, 2002, the Company implemented a reduction in the workforce to adjust staffing levels to a level sufficient to support projected business activities. As a result of the reductions approximately 95 employees were terminated and a charge of $3.5 million, related to severance costs including the termination of the agreement with the former owner of X-Port, and an additional $200,000 for facility closures and $74,000 of additional charges relating to the CheckFlow Suite was recorded during the quarter.

During the quarterly period ended January 31, 2003, the Company recorded a charge of $633,000 related to severance costs for 44 employees that were terminated.

15. Merger, Restructuring and Other Charges (Continued)

The activity related to the accrued merger and restructuring costs reserve balance during the years ended January 31, 2003 and 2002 is as follows (in thousands):

	Workforce Reductions	Charges relating to CheckFlow Suite	Facility Closures	Other	Total
Reserve balance at January 31, 2001	$ —	$ —	$ —	$ —	$ —
Additions to reserve balance:					
Merger and restructuring charges	5,408	14,018	440	298	20,164
Reductions to reserve balances:					
Cash paid	(1,866)	(2,774)	(73)		(4,713)
Non-cash charges against reserve	—	(3,903)	—	(298)	(4,201)
Reserve balance at January 31, 2002	3,542	7,341	367	—	11,250
Additions to reserve balance:					
Merger and restructuring charges	633	—	—	—	633
Reductions to reserve balances:					
Cash paid	(3,222)	(6,068)	(243)	—	(9,533)
Reserve balance at January 31, 2003	$ 953	$ 1,273	$ 124	$ —	$ 2,350

During the quarterly period ended January 31, 2003, the Company recorded a charge of $2.3 million for legal and professional fees related to the special investigation and restatement efforts, of which $1.4 million remains accrued at January 31, 2003.

16. Write-off of Capitalized Software Costs and Prepaid Software Royalties

During the quarterly period ended July 31, 2001, in connection with the Company's periodic impairment review of its portfolio of software products, the Vault software acquired in the X-Port business combination in May 2000 was deemed to be impaired. Based on the Company's calculation of the expected cash flows of the product, a $2.8 million non-cash charge was recorded in cost of revenues. The charge resulted from the loss of two key transactions and the projected changes in the approach to selling and delivering the software and related services under a time or usage model.

Effective March 31, 2001, the Company entered into an alliance with Exchange Applications, Inc. ("Xchange"). As part of this alliance the Company became the exclusive provider of the EnAct customer relationship software and methodology to the banking industry. Under the EnAct agreement, the Company became obligated for guaranteed royalty payments of $12.5 million. Based on the Company's periodic evaluation of the future cash flows associated with this product, a liability for the remaining $2.5 million obligation was accrued at October 31, 2001, and the carrying value of the prepaid software royalties, at that time, of $9.7 million was reduced to zero. This analysis resulted in a charge of $12.2 million to costs of revenue during the quarterly period ended October 31, 2001.

During December 2001, the Company negotiated with Xchange and received a commitment for $960,000 as a partial offset to expenses incurred to enhance and support the EnAct software for the existing customer base. The Company reflected the $960,000 reimbursement as a ratable reduction in costs of revenue over the period November 1, 2001 through April 30, 2002.

16. Write-off of Capitalized Software Costs and Prepaid Software Royalties (Continued)

During the quarterly period ended January 31, 2003 in connection with the Company's periodic impairment review of its portfolio of software products, the eiManager product acquired in the AIS business combination in January 2000 was deemed to be impaired. Based on the Company's calculation of the expected future cash flows of the product, a $586,000 non-cash charge was recorded in cost of revenues.

Effective June 2001, the Company entered into a software license agreement with Actuate Corporation in which the Company would integrate Actuate Corporation's software with the Company's Global Tracking and Cash solutions within the Global Payments Technologies business segment. The Company prepaid $400,000 for 40 copies of the software. Based on the expected sales forecasts of this product a $368,000 non-cash charge was recorded in the quarterly period ended January 31, 2003.

These costs are summarized below (in thousands):

	Write-off of Capitalized Software Costs and Prepaid Software Royalties
Year Ended January 31, 2002:	
Capitalized X-Port Vault product costs	$ 2,819
Write-off of prepaid software royalties with Exchange Applications, Inc.	12,212
Total recorded in the year ended January 31, 2002	$15,031
Year Ended January 31, 2003:	
Capitalized eiManager product costs	$ 586
Write-off of prepaid software royalties with Actuate Corporation.	368
Total recorded in the year ended January 31, 2003	$ 954

17. Related Party Transactions

In March 2001, the Company loaned $500,000 to a former officer of the Company pursuant to a Limited Recourse Promissory Note ("Note") collateralized solely by shares of Exchange Applications, Inc. common stock. The principal is due in full on March 30, 2004. In January 2002, the Note was adjusted to its estimated fair value of $125,000 resulting in a charge to earnings of $375,000. During the year ended January 31, 2003, the Note was deemed worthless resulting in a charge to earnings of $125,000.

In connection with the completion of the Check Solutions acquisition, the Company assumed a $10.0 million obligation to certain employees of Check Solutions, including a current officer of the Company. During the quarterly period ended January 31, 2002, $3.3 million of this obligation was paid and during the quarterly period ended April 30, 2002 the remaining $6.7 million was paid.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Company.

Information regarding Directors and Executive Officers is hereby incorporated by reference from the sections entitled "Election of Directors" and "Executive Officers of the Company" in our Proxy Statement relating to our 2003 Annual Meeting of Stockholders ("Proxy Statement").

Item 11. Executive Compensation.

Information regarding Executive Compensation is hereby incorporated by reference from the section entitled "Executive Compensation and Other Matters" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding Security Ownership of Certain Beneficial Owners and Management is hereby incorporated by reference from the section entitled "Beneficial Ownership of Common Stock" in the Proxy Statement.

Information regarding Equity Compensation Plan Information is hereby incorporated by reference from the section entitled "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions.

Information regarding Certain Relationships and Related Transactions is hereby incorporated by reference from the section entitled "Certain Transactions and Business Relationships" in the Proxy Statement.

Item 14. Controls and Procedures.

Disclosure Controls

We maintain disclosure controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC.

Our Chief Executive and Chief Financial Officers are responsible for evaluating the effectiveness of our disclosure controls and procedures. Based on their evaluation of our disclosure controls and procedures, which took place as of a date within 90 days of the filing date of this report, the Chief Executive and Chief Financial Officers believe that these controls and procedures are effective to ensure that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods.

In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls

In light of our determination in January 2003 that it was necessary to restate our previously released consolidated financial statements, our management directed that steps be taken to enhance the operation and effectiveness of our internal controls and procedures to ensure that we apply the proper accounting treatment to our customer contracts. Since the date of our determination that it was necessary to restate our previously released financial statements, we have made a number of changes that have strengthened our internal controls in this area. These changes included, but were not necessarily limited to, (i) the modification of our internal procedures relating to the receipt and processing of customer contracts, (ii) publication of these new procedures, and (iii) required monitoring of the procedures.

Since the date of the most recent evaluation of our internal controls by the Chief Executive and Chief Financial Officers, there have been no significant changes in such controls or in other factors that could have significantly affected those controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports On Form 8-K.

(a) 1. The following financial statements are filed as part of this report:

Report of Ernst & Young LLP, Independent Auditors
Consolidated Balance Sheets as of January 31, 2003 and 2002
Consolidated Statements of Operations for the years ended January 31, 2003, 2002 and 2001
Consolidated Statements of Stockholders' Equity for the years ended January 31, 2003, 2002 and 2001
Consolidated Statements of Cash Flows for the years ended January 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

2. Consolidated Financial Statement Schedules

Financial Statement Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been excluded, as they are not required under the related instructions or the information required has been included in the Company's Consolidated Financial Statements.

3. The following documents are filed or incorporated by reference as exhibits to this report:

Exhibit Number	Description of Exhibits
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399)).
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399)).
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399)).
4.2	Amended and Restated Certificate of Incorporation and Bylaws of the Company (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399)).
†10.1	Employment Agreement dated January 31, 1997 between the Company and John D. Carreker, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399))

Exhibit Number	Description of Exhibits
†10.2	Employment Agreement between the Company and Michael Hansen (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Registration Form S-3 (Registration No. 333-47160)).
†10.3	Employment Agreement dated May 22, 2001 between the Company and Joseph M. Rowell (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).
†10.4	Carreker Corporation Third Amended and Restated 1994 Long Term Incentive Plan (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement filed on May 30, 2001).
†10.5	Carreker Corporation Director Stock Option Plan (incorporated by reference to Appendix C to the Company's Definitive Proxy Statement filed on May 30, 2001).
*10.6	Form of Indemnification Agreement between the Company and its Officers.
*10.7	Form of Indemnification Agreement between the Company and its Directors.
10.8	Goodwill Purchase Agreement dated May 22, 2001 by and among Check Solutions Company, Joseph M. Rowell and Paul Lechtenberg (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).
10.9	Assumption Agreement dated May 22, 2001 by and among the Company, Joseph M. Rowell and Paul Lechtenberg (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).
10.10	Termination and License Agreement dated December 27, 2001 by and between the Company and Exchange Applications, Inc. (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).
10.11	Agreement and Release dated November 2, 2001 by and between the Company and Pegasystems, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).
10.12	Office Lease between Granite Tower, Ltd. And the Company dated as of March 31, 1999 (incorporated by reference to Exhibit 10.26 of the Annual Report on Form 10-K for fiscal year ended January 31, 1999).
10.13	Office Lease between Granite Tower, Ltd. And the Company dated August 31, 1999 (incorporated by reference to Exhibit 10.16 of the Annual Report on Form 10-K for fiscal year ended January 31, 2000).
10.14	Credit Agreement, dated June 6, 2001, among the Company as Borrower, J.P. Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as Administrative Agent and Issuing Bank, and Compass Bank as Syndication Agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed June 8, 2001).
10.15	Partnership Interest Purchase Agreement, dated May 22, 2001, among Carreker Corporation, Check Consultants Company of Tennessee, Inc., IPSS Corporation, International Business Machines Corporation and First Tennessee Bank National Association (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed May 29, 2001).

Exhibit Number	Description of Exhibits
10.16	Second Amendment to Credit Agreement effective October 31, 2001 among Carreker Corporation as Borrower, J.P. Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as Administrative Agent and Issuing Bank, and Compass Bank as Syndication Agent (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed December 14, 2001).
*10.17	Third Amendment to Credit Agreement effective July 31, 2002 among Carreker Corporation as Borrower, J.P. Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as Administrative Agent and Issuing Bank, and Compass Bank as Syndication Agent.
*21.1	Subsidiaries of the Company. (a) Carreker, Ltd. (b) Carreker Holdings Australia Pty, Ltd. (c) Carreker Canada, Inc.
*23.1	Consent of Ernst & Young LLP, Independent Auditors.
*24.1	Power of Attorney (included on first signature page).
*99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

† Management contract or compensatory plan or arrangement. The Company will furnish a copy of any exhibit listed above to any shareholder without charge upon written request to Mr. Tod V. Mongan, Corporate Secretary, 4055 Valley View Lane, Suite 1000, Dallas, TX 75244.

* Filed herewith.

(b) The following current reports on Form 8-K were filed during the last quarter of the period covered by this Report:

(i) A current report on Form 8-K dated December 10, 2002, which disclosed the issuance of a press release under Item 5, was filed with the Securities and Exchange Commission December 10, 2002.

(ii) A current report on Form 8-K dated December 16, 2002, which disclosed the Securities and Exchange Commission's commencement of an informal inquiry under Item 5, was filed with the Securities and Exchange Commission December 16, 2002.

(iii) A current report on Form 8-K dated January 28, 2003, which disclosed the issuance of a press release under Item 5, was filed with the Securities and Exchange Commission January 28, 2003.

(c) The Index to Exhibits filed or incorporated by reference pursuant to Item 601 of Regulation S-K and the Exhibits being filed with this Report are included following the signature pages to this Form 10-K

(d) Not applicable.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each of Carreker Corporation, a Delaware corporation, and the undersigned directors and officers of Carreker Corporation hereby constitutes and appoints John D. Carreker, Jr. and Terry L. Gage, or any one of them, its or his true and lawful attorney-in-fact and agent, for it or him and in its or his name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this Report, and to file each such amendment to the Report, with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as it or he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARREKER CORPORATION

By: /s/ JOHN D. CARREKER, JR.

John D. Carreker, Jr.
Chairman of the Board and Chief Executive Officer

Dated: April 30, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company in the capacities indicated on April 30, 2003.

Signatures	Title
/s/ JOHN D. CARREKER, JR. John D. Carreker, Jr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ TERRY L. GAGE Terry L. Gage	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JAMES D. CARREKER James D. Carreker	Director
/s/ JAMES R. ERWIN James R. Erwin	Director
/s/ JAMES L. FISCHER James L. Fischer	Director
/s/ MICHAEL D. HANSEN Michael D. Hansen	President and Chief Operating Officer, Director
/s/ DONALD L. HOUSE Donald L. House	Director
/s/ RICHARD R. LEE, JR. Richard R. Lee, Jr.	Director
/s/ DAVID K. SIAS David K. Sias	Director
/s/ RONALD G. STEINHART Ronald G. Steinhart	Director

CERTIFICATIONS

I, John D. Carreker, Jr., principal executive officer, certify that:

1. I have reviewed this annual report on Form 10-K of Carreker Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 30, 2003

By: /s/ JOHN D. CARREKER, JR.

John D. Carreker, Jr.
Chairman of the Board and
Chief Executive Officer

CERTIFICATIONS

I, Terry L. Gage, principal financial officer, certify that:

1. I have reviewed this annual report on Form 10-K of Carreker Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 30, 2003

By: /s/ TERRY L. GAGE

Terry L. Gage
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399)).
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399)).
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399)).
4.2	Amended and Restated Certificate of Incorporation and Bylaws of the Company (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399)).
†10.1	Employment Agreement dated January 31, 1997 between the Company and John D. Carreker, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-48399))
†10.2	Employment Agreement between the Company and Michael Hansen (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Registration Form S-3 (Registration No. 333-47160)).
†10.3	Employment Agreement dated May 22, 2001 between the Company and Joseph M. Rowell (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).
†10.4	Carreker Corporation Third Amended and Restated 1994 Long Term Incentive Plan (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement filed on May 30, 2001).
†10.5	Carreker Corporation Director Stock Option Plan (incorporated by reference to Appendix C to the Company's Definitive Proxy Statement filed on May 30, 2001).
*10.6	Form of Indemnification Agreement between the Company and its Officers.
*10.7	Form of Indemnification Agreement between the Company and its Directors.
10.8	Goodwill Purchase Agreement dated May 22, 2001 by and among Check Solutions Company, Joseph M. Rowell and Paul Lechtenberg (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).
10.9	Assumption Agreement dated May 22, 2001 by and among the Company, Joseph M. Rowell and Paul Lechtenberg (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).
10.10	Termination and License Agreement dated December 27, 2001 by and between the Company and Exchange Applications, Inc. (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).
10.11	Agreement and Release dated November 2, 2001 by and between the Company and Pegasystems, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2002).

Exhibit Number	Description of Exhibits
10.12	Office Lease between Granite Tower, Ltd. And the Company dated as of March 31, 1999 (incorporated by reference to Exhibit 10.26 of the Annual Report on Form 10-K for fiscal year ended January 31, 1999).
10.13	Office Lease between Granite Tower, Ltd. And the Company dated August 31, 1999 (incorporated by reference to Exhibit 10.16 of the Annual Report on Form 10-K for fiscal year ended January 31, 2000).
10.14	Credit Agreement, dated June 6, 2001, among the Company as Borrower, J.P. Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as Administrative Agent and Issuing Bank, and Compass Bank as Syndication Agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed June 8, 2001).
10.15	Partnership Interest Purchase Agreement, dated May 22, 2001, among Carreker Corporation, Check Consultants Company of Tennessee, Inc., IPSS Corporation, International Business Machines Corporation and First Tennessee Bank National Association (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed May 29, 2001).
10.16	Second Amendment to Credit Agreement effective October 31, 2001 among Carreker Corporation as Borrower, J.P. Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as Administrative Agent and Issuing Bank, and Compass Bank as Syndication Agent (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed December 14, 2001).
*10.17	Third Amendment to Credit Agreement effective July 31, 2002 among Carreker Corporation as Borrower, J.P. Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as Administrative Agent and Issuing Bank, and Compass Bank as Syndication Agent.
*21.1	Subsidiaries of the Company. (d) Carreker, Ltd. (e) Carreker Holdings Australia Pty, Ltd. (f) Carreker Canada, Inc.
*23.1	Consent of Ernst & Young LLP, Independent Auditors.
*24.1	Power of Attorney (included on first signature page).
*99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Management contract or compensatory plan or arrangement. The Company will furnish a copy of any exhibit listed above to any shareholder without charge upon written request to Mr. Tod V. Mongan, Corporate Secretary, 4055 Valley View Lane, Suite 1000, Dallas, TX 75244.

* Filed herewith.

BOARD OF DIRECTORS

John D. Carreker, Jr.
Chairman and
Chief Executive Officer

James D. Carreker
Chairman
The Bombay Company, Inc.

James R. Erwin
Lead Director
Managing Director and Partner,
Erwin Graves & Associates, L.P.

James L. Fischer
Retired Executive Vice President
and Principal Financial Officer, Texas
Instruments Incorporated

Michael D. Hansen
President and
Chief Operating Officer

Donald L. House
Retired Software Industry Executive and
Private Investor

Richard R. Lee, Jr.
President
Lee Financial Corporation

David K. Sias
Partner
eVentures International LLC

Ronald G. Steinhart
Retired Chairman and
Chief Executive Officer
Commercial Banking Group
Bank One Corporation

BOARD COMMITTEES

AUDIT
Donald L. House, Chair
James L. Fischer
Richard R. Lee, Jr.
David K. Sias
Ronald G. Steinhart

COMPENSATION
James L. Fischer, Chair
James R. Erwin
Ronald G. Steinhart

CORPORATE GOVERNANCE
James R. Erwin, Chair
David K. Sias
Ronald G. Steinhart

CORPORATE OFFICERS

John D. Carreker, Jr.
Chairman and
Chief Executive Officer

John D. Carreker III
Executive Vice President and President,
Global Payments Technologies

Terry L. Gage
Executive Vice President,
Treasurer, Chief Financial Officer
and Assistant Secretary

Michael D. Hansen
President and
Chief Operating Officer

Tod V. Mongan
Senior Vice President,
General Counsel and Secretary

Robert M. Olson, Jr.
Executive Vice President and
Vice Chairman, Relationship Management
& Alliances

Joseph M. Rowell
Executive Vice President and
Vice Chairman,
Global Payments Technologies

Blake A. Williams
Executive Vice President and President,
Revenue Enhancement

INVESTOR RELATIONS CONTACT

Terry L. Gage
Executive Vice President,
Treasurer, Chief Financial Officer
and Assistant Secretary

STOCK INFORMATION

NASDAQ: CANI

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
2121 San Jacinto Street
Suite 1500
Dallas, TX 75201

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, New Jersey
07660-2104
800.635.9270
www.melloninvestor.com

CORPORATE OFFICES

Dallas Corporate Office
4055 Valley View Lane,
Suite 1000
Dallas, Texas 75244
972.458.1981
972.701.0758 Fax
www.carreker.com

Atlanta Office
1197 Peachtree Street,
Suite 553B
Atlanta, Georgia 30361
404.873.6740
404.873.5554 Fax

Memphis Office
3400 Players Club Parkway,
Suite 200
Memphis, Tennessee 38125
901.252.2500
901.252.2800 Fax

Charlotte Office
10926 David Taylor Drive,
Suite 200
Charlotte, North Carolina 28262
704.602.5000
704.602.5400 Fax

UK Office
Eastcheap Court
11 Philpot Lane,
5th Floor
London EC3M 8EA
44(0)20 7469 1600
44(0)20 7283 5806 Fax

Australia/Asia Office
Sydney Citigroup Centre
38 & 39 Citigroup Centre
2 Park Street
Sydney, NSW 2000 Australia
61 2 9004 7097
61 2 9004 7544 Fax

THESE ARE THE CONDITIONS THAT MOST REWARD INNOVATION AND THOUGHT LEADERSHIP.



J. D. (Denny) Carreker
Chairman of the Board and Chief Executive Officer

Dear Shareholders:

I regard this letter to you as particularly important this year. In unsettling times like these, when it seems that each day's events are so defining – when sentiment swings swiftly between confidence and confusion, or elation and panic – often the first casualty is a sense of proportion.

It is a good time to recall Kipling's urging to "meet with Triumph and Disaster and treat both those imposters just the same."

For Carreker Corporation, the year 2002 was neither triumph nor disaster. Instead it was a year marked by discrete successes and disappointments that in aggregate defy a simple or absolute verdict.

A strong financial performance in the first half of the year was followed by unexpected weakness in the second half. A widespread deferral of buying decisions in our marketplace challenged us to rightsize our businesses and helped to sharpen our focus on our strategic and technological solutions. A special investigation, initiated because of questions about our accounting and disclosures, ultimately led to improvements in our internal controls.

As I recount this most recent year, we are entering our 25th year in business. A sense of proportion reminds us that both views of our situation are equally true – the business challenges that converged on us in 2002, and the promise of our rich legacy. Both define our prospects.

But gauging those prospects is not a matter of averaging the two.

My job in this letter and going forward is to treat them both the same – to relate them with all candor and as much clarity as I can bring to a complex set of circumstances. It is worth noting that change and ambiguity in our marketplace have served us well over our quarter of a century – those are the conditions that most reward innovation and thought leadership. We recognize in the challenges before us many that we have triumphed over before. As I recount the year, I will also convey why we are energized and confident about our future.

First, our 2002 financial performance, which reflects a restatement of our financials for the past five years:

- Our 2002 revenues of $150 million represent a 21% increase over 2001. Contributing to this growth were software-related fees from our 2001 acquisition: license fees of $38 million (up 51 percent), maintenance of $42 million (up 62 percent), and implementation fees of $24 million (up 17 percent).

Partially offsetting these increases were declines in consulting revenues to $39 million (down 7 percent) and reimbursed expenses to $6 million (down 33 percent).

- Our gross profit improved to $79 million (up 136 percent), thanks to more efficient cost of revenue for software licenses (20 percent of revenue versus 26 percent in 2001), for maintenance (26 percent versus 32 percent), and for consulting (64 percent versus 81 percent).

Corporate SG&A costs as a percent of revenue also improved (33 percent versus 40 percent in 2001). However, cost of revenue for software implementation increased (80 percent versus 74 percent in 2001.).

- We increased our working capital position to $18 million at the end of January 2003 versus $4 million at the end of January 2002, slightly increased our cash and cash equivalents to $27 million at the end of January 2003, and improved our DSOs to 72 from 92.

- We reduced our debt from $44 million to $25 million during 2002, and reduced it an additional $10 million during the first quarter of 2003.

- R&D expenses continued at prior levels of $11 million or 11 percent of technology revenues.

- Due to a goodwill impairment charge of $46 million, operating income dropped from $13 million to an operating loss of $33 million. The charge resulted from recent declines in the company's market capitalization and an independent assessment of increased future risk in the technology sector.

- A 10 percent staff reduction in the last quarter of 2002 with additional reductions in the first quarter of 2003 amounts to a net reduction of 19 percent since October 2001.

Our third and fourth quarters were well below expectations. In the last half of the year, we lost key transactions to a general slowdown in bank discretionary spending, to competitors' offering more aggressive pricing and delivery commitments, and to market concern about the news of our special review and restatement. Primarily for these reasons, average quarterly revenue of $44 million in the first half dropped to $31 million in the second half (down 28 percent).

Which brings me to a dominating aspect of the second half of the year, the special review that ensued after we became aware of potential accounting concerns, formed a Special Review Committee of independent board members, and delayed reporting our financials.

The review concluded in January 2003 with no invalidation of contracts and no finding of any management intent to deceive or mislead. The committee's work did contribute to recommendations for further strengthening internal controls, which we have implemented.

In addition, we have now restated our financials for 1998 through 2002, changing our revenue recognition approach for transactions combining software license and implementation services, adjusting deferred maintenance revenue recorded at the time of our 2001 acquisition, revising royalty expense and income tax provision, and reclassifying some expenses.

While we anticipate that the negative consequences from the ordeal will prove to be temporary, we do not dismiss them as insignificant. Besides contributing to some delayed decisions by clients, it diminished shareholder confidence and even employee morale, as heightened public mistrust of corporate governance was understandably channeled our way during the long "quiet" phase of the process. It was costly in terms of third-party fees and management attention.

But it was not without positive consequences. The unprecedented scrutiny ultimately reinforced our belief in the integrity of our management team. We were regularly heartened by expressions of confidence from a broad base of customers and shareholders. We witnessed a firm resolve among employees to persevere with customary professionalism and renewed pride and commitment. The resulting move from a "license signing" to a "percent complete" recognition basis for technology revenues, coupled with more predictable revenues from pricing changes in our Revenue Enhancement business, will allow us to benefit from greater visibility of revenues going into each quarter.

Nevertheless, the loss you experienced is real, and I deeply regret it. As the company's founder and CEO, I am responsible for meeting the needs of customers, employees, and shareholders. During the long months of uncertainty, under unprecedented scrutiny, out of caution to be scrupulously correct, and in deference to the complex accounting effort then under way, we offered you limited communications, no doubt adding to your anxiety and disappointment. I am determined to improve our communication with you going forward.

In 2002, we also successfully forged a number of carefully chosen changes that are strategically significant for our long-term prospects. We refined our corporate strategy, conducted extensive reviews of our technology direction with customers and partners, validated and refined our technology commitments, invigorated operating divisions with new leadership, completed the integration of our earlier acquisition, deployed a new customer-focused project management discipline, realigned resource and spending levels to provide for targeted growth, expanded our international business, established a corporate focus on penetrating the large market of US community banks, and strengthened our balance sheet.

We expect these steps to pay off steadily if gradually, as they position us to exploit a remarkable legacy we have built. As we enter our 25th year, it is fitting to take stock of that legacy.

Our legacy is relationships – enduring client relationships of a depth and trust where we are often considered more partner than vendor.
Among our clients are the top 20 banks in the US, 75 of the top 100, the top four in the UK, the top five in Australia, the top two in Ireland, the top six in Canada, and three of the top four in South Africa. Some individual executives at these banks have been our clients for most of our 25 years.

Our legacy is knowledge – the power of embedded knowledge in our people – differentiating expertise that comes only with time, focus, and cultivation.
When it comes to banks' payments world, our people bring a virtually unmatchable level of expertise and experience.

Our legacy is technology, with our solutions supporting the payments processing infrastructure in many of the markets we serve.
In rough estimates, just for the US alone, upon full implementation of the technology, 70 percent of US demand deposit accounts will be protected by our fraud systems, 70 percent of electronic check presentment made through our ECP system, 50 percent of checks archived by our image systems, 40 percent of checks analyzed by our pricing system, and of the banks that use cash inventory management systems, 40 percent use ours.

Our legacy is innovation. For 25 years, threats on our clients' horizon have stimulated our best creativity.
When inflation and funds velocity rose to alarming levels, we pioneered float pricing. When consolidation overtook banking, we evolved operations/systems integration practices. As check collection delays threatened bank profits, we worked with our clients to create electronic check processing standards, applications, rules, and governance. When deposit profitability waned, we devised solutions for increasing bank revenues and their mutual value exchange with customers. When fraud risk rose, we devised fraud mitigation solutions. When payment trends shifted, we developed a cascade of digital image-based solutions. When payments processing costs threatened bank profits, we forged an offshore outsourcing solution.

This 25-year legacy is the foundation of the strategy we carefully refined in 2002 – the strategy that will allow us to solidify our position as leaders in payment system solutions for financial institutions, helping them retain their payments business leadership.

Their need is unmistakable. Our clients face inevitable declines in revenue from paper payments services while expenses remain high, creating a cost reduction challenge we estimate at $1.85 billion over the next four years. As they seek to transition from paper to electronic payments, their non-bank competitors are encroaching on bank customers and revenues. As legislative and regulatory changes, like the Patriot Act, Check 21, and others take shape this year and beyond, the essential legal structure will be in place to allow banks to embrace major change in their payments infrastructure.

The impact of these converging events – payment shifts, competition, and regulatory change – on our market cannot be overstated. They define how we will map our legacy to our future.

Our future is Global Payments Technology.
To secure our leadership position in payments technology we have named a new president, chief operating officer, and chief technology officer of our technology division. We are making significant investments in technologies for managing the paper-to-electronic payment transition, in fraud mitigation and

anti-money laundering capabilities that extend our footprint across payment types and protect banks' customers, and in cash inventory and logistics management.

Our future is Revenue Enhancement.

As the payment migration unfolds, banking's endless revenue-growth imperative must also compensate for shortfalls in traditional payment-related revenues. Our relationships and successes – millions of dollars in bank revenue benefits in single engagements and many repeat engagements – position us to provide clients with revenue results at desired intervals, align bank value with their customers' value, and allocate their revenue-generating resources toward their highest potential customer segments.

Our future is Global Payments Consulting.

We have named a new executive vice president of our consulting business and downsized our traditional systems integration resources in favor of three practices with higher value for clients and synergy with our core competencies: enterprise payments strategy, operations infrastructure and planning, and fraud and risk management. Our legacy is not only our consulting expertise, but also the thought leadership that continues to place Carreker at the vanguard.

Our future is Offshore Business Process Outsourcing.

Through Carretek LLC, formed with Mastek, the highly credentialed global labor sourcing company, we will bring our clients the cost, quality, and productivity benefits of globalized resources for selected payments operations functions and technology development. Carreker's client relationships, payments expertise, and enabling image technology, combined with Mastek's IT and globalization expertise, amount to a virtually unmatchable advantage in providing seamless access to offshore labor resources.

Our future is Global.

We have a strong and steadily growing international presence, as financial institutions around the world face a variety of regulatory, economic, and competitive challenges. By taking pains to understand the unique needs of different geographic markets and adapt solutions accordingly, we continue to add new clients around the globe. They look to our solutions to help them reduce their fraud exposure, improve their payments business, develop sustainable new revenue, maximize their customer value exchange, and optimize their cash supply chain management. We have named a new head of International and continue to target new geographic markets selectively, country by country, solution by solution.

So as we enter 2003, we are crystal clear about our legacy and your need to see its promise delivered in our financial performance.

Every year at this juncture, I thank our employees, shareholders, and clients for their confidence in us. My gratitude is extra heartfelt this year – for that extra measure of faith, loyalty, and patience it took in 2002. Whether you recognized the power of our legacy or were intrigued by the promise of our future, both are true. We are committed to validating your judgment and deserving your ongoing confidence.

Sincerely,

J. D. (Denny) Carreker
Chairman of the Board and Chief Executive Officer

⪢ In 2003, Carreker celebrates its 25th anniversary serving major financial institutions around the world.


CARREKER

4055 Valley View Lane, Suite 1000 > Dallas, Texas 75244 > www.carreker.com